UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010.

Commission File Number: 000-51933

LABOPHARM INC.

480 Armand-Frappier Blvd.

Laval, Québec, Canada

H7V 4B4

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

TABLE OF CONTENTS

Exhibits

99.1	Labopharm Inc. 2009 Annual Report

99.2	Labopharm Inc. Information Circular dated March 18, 2010

99.3	Notice of Annual Meeting of Shareholders dated March 18, 2010

99.4	Form of Proxy – Annual Meeting to be held on May 5, 2010

99.5	Voting Instruction Form

99.6	Form 52-109FI Certification of Annual Filings

99.7	Form 52-109FI Certification of Annual Filings

99.8	Manufacturing, Packaging and Supply Services Agreement effective as of November 11, 2009 among Labopharm Inc., Labopharm Europe Limited and Confab Laboratories Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LABOPHARM INC.

Date: March 31, 2010	By:	/S/ FRÉDÉRIC DESPARS
	Name:	Mr. Frédéric Despars
	Title:	Vice-President, General Counsel and Corporate Secretary

Exhibit 99.1

FELLOW

SHAREHOLDERS:

Over the past several years, we have proven our ability to develop drug products. We now have two products that have received regulatory approval, with a third currently under review. Our first product, our once-daily formulation of tramadol, has been launched globally through a series of licensing and distribution agreements with regional partners and is providing revenue. With the impending launch of OLEPTRO™ in the U.S. however, we recognize that there is significant incremental financial benefit to taking greater control of the commercialization of our products. The commercialization of our second product this year provides us with this opportunity.

WHAT WE HAVE LEARNED FROM OUR TRAMADOL EXPERIENCE

With its launch in the U.S. market last year, our once-daily formulation of tramadol is now marketed and sold in 17 countries globally. In-market sales of our once-daily tramadol product to patients, as measured in standard units, or tablets, are steadily growing, up 27% in 2009 compared with 2008, and we expect continued growth from our existing markets and as we pursue additional launches of our product in selected markets. Financially, our product contributed more than $24 million to our 2009 revenue. In Canada, our formulation was the top-selling once-daily tramadol product in 2009 with a 40% market share. In the U.S., we are working with our partner, Purdue Pharma, to increase sales.

Importantly, we have learned a lot through the global commercialization of once-daily tramadol. Our product’s greatest successes have come from those marketing partnerships in which we have had a voice in how our product is marketed and sold. Conversely, in those situations in which our partners have chosen to “go it alone”, our product has been less successful. This is not surprising to us – it is our product after all. We have the experience developing it, and we know it best.

Commercialization of our once-daily tramadol has also allowed our organization to gain critical experience in key aspects of bringing a pharmaceutical product to market. We operate globally in terms of securing regulatory approvals, supplying finished packaged product and providing ongoing marketing and clinical support, including pharmacovigilance and medical affairs. We now have the opportunity to fully leverage these capabilities through our direct participation in the marketing and sale of OLEPTRO™ in the U.S.

THE OLEPTRO™ OPPORTUNITY: PREPARING FOR U.S. LAUNCH

In February of this year, our second product, the novel once-daily formulation of the antidepressant trazodone, was approved by the U.S. Food and Drug Administration (FDA). Branded OLEPTRO™, our product is indicated for the treatment of major depressive disorder (MDD) in adults.

We believe that OLEPTRO™ has significant potential in the U.S. More than 14 million adults in the U.S. suffer from depression and sales of antidepressants in 2009 exceeded US$11 billion. The opportunity for OLEPTRO™ resides in one of the major challenges for physicians and patients in the treatment of depression – the considerable variability in patient response to different antide-pressant products. As a result of this variability, more than four out of every 10 patients beginning antidepres-sant therapy may discontinue treatment within 12 weeks. Accordingly, patients often seek modification to their initial therapies and physicians need, and will use, new therapeutic options.

Research shows that patients stopping their initial antide-pressant treatment do so for many reasons. However, with respect to drug therapy, it is most often as a result of suboptimal efficacy, the exacerbation of depression-related sleep disturbance, and/or undesirable drug-related side effects such as agitation, sexual dysfunction and weight gain. Our clinical program has demonstrated not only the efficacy and tolerability of OLEPTRO™ but also that its unique efficacy and tolerability profile may address some of the above issues and therefore be a valued choice for physicians and patients alike.

We are now squarely focused on executing a successful launch for our product in the U.S. market in the third quarter of this year. For more than a year now, we have invested a considerable amount of time and effort to understand the MDD environment, including physician, patient and payor audiences. We have developed a comprehensive commercial strategy based on our research and have completed much of the pre-launch activity required to get our product to market.

We believe that the more a company participates in the direct commercialization of its products, the more of the value of these products a company can retain. For this reason, we intend to establish a marketing partnership for OLEPTRO™ that allows us to assume responsibility for a meaningful component of the marketing and sales function.

Our launch will focus on the early adopters of new antidepressant products - psychiatrists and the leading edge primary care physicians that prescribe antidepres-sants in a similar manner to psychiatrists. We intend to launch initially with a targeted, specialty pharma-sized sales force and plan to scale our effort as we achieve market penetration. We are confident that this approach will maximize the return on our commercialization effort.

We also intend to commercialize OLEPTRO™ in other markets globally, the first of which is Canada. Our formulation is currently under regulatory review with a target action date of August 4, 2010 and we are moving forward with our commercial preparation.

A SOLID PIPELINE

TWICE-DAILY TRAMADOL-ACETAMINOPHEN

Our third product, a twice-daily formulation of tramadol and acetaminophen is currently under regulatory review in Europe. In early 2009 we completed our Phase III study for this formulation and, in the fourth quarter of the year, we initiated the regulatory approval process in Europe, with a targeted action date in the fourth quarter of 2010. If approved, we could see our third product – what we believe would be the first 12-hour tramadol-acetaminophen

6 | LABOPHARM 2009 ANNUAL REPORT

combination product – on the market next year. To this end, we have secured an early marketing partnership for a number of countries in Europe with Grünenthal GmbH and are in discussion to expand this agreement to additional European markets. For the U.S. and Canada, we are in the process of determining our potential regulatory paths.

INTELLITABTM: OUR ABUSE- AND MISUSE-DETERRENT PLATFORM

The human toll resulting from the intentional abuse and accidental misuse of legitimate, orally administered medications is increasingly becoming the focus of the general public, government agencies and the pharmaceutical industry. Our INTELLITAB™ technology provides a platform to develop new controlled release formulations of existing tablet-form medications by limiting the potential for harm to the user through intentional or accidental misuse by breaking, chewing, crushing and heating the tablet, or consuming it with alcohol. We see it as a major new direction in pharmaceuticals, much like the advent of child-proof caps was to packaging. We have initiated the clinical program of our first product candidate using INTELLITAB™, a formulation of a widely prescribed combination opioid pain medication, and have several more product candidates in development.

PNDSTM

Our Polymeric Nano-Delivery Systems™ (PNDS™) technology for the delivery of insoluble drugs also has potential to generate new products. Internally, our oral PNDS™ platform shows great promise in the delivery of oncology therapies, led by SN-38 for the treatment of colorectal cancer. PNDS™ offers additional opportunity through the formulation and development of products on behalf of other parties. In 2009 we executed our first such exploratory agreement with a large, international pharmaceutical company.

DRIVING FUTURE VALUE FOR OUR SHAREHOLDERS

Step by step, we are realizing our objective of having multiple products in the market, generating revenue. We look forward to the launch of our second product, OLEPTRO™, this year with great anticipation, and we could see the launch of our third product next year. As these products drive revenue growth, we will continue to add products to our pipeline through the development of new, high-value, novel therapeutics based on our proprietary technologies. Our strategy to build out our marketing and sales capabilities will enable us to more meaningfully participate in the commercialization of our products and retain more of the value generated by those products for the Company and for our shareholders.

In closing, I would like to take the opportunity to thank all those that have contributed to the progress in our business: our employees for their unwavering dedication and diligence; the Board of Directors for their continued guidance and counsel; and you, our shareholders, for your ongoing support.

Yours truly,

(signed)

James R. Howard-Tripp

President and Chief Executive Officer

March 22, 2010

LABOPHARM 2009 ANNUAL REPORT | 7

Our first product is generating revenue in 17 countries and we are pursuing launches in additional markets to further extend its global reach. Our second product will be launched in the U.S. this year and is under regulatory review in Canada, where it could be launched in 2011. Our third product is under regulatory review in Europe, where it could be launched in 2011. We are driving development of additional product candidates with the goal of commercializing them as rapidly as possible.

Potential regulatory submissions, approvals and launches subject to successful completion of prior events.

A NEW OPTION FOR THE TREATMENT OF MDD

DEPRESSION: TREATMENT REQUIRES OPTIONS

The treatment of depression is very challenging. Different patients may respond differently to different products.

Recognizing this variability, physicians frequently re-evaluate their patients’ treatments, as often as every four weeks, and patients frequently request modification to their therapies.

The antidepressant treatment environment is such that both physicians and patients require therapeutic options. Research has shown that as many as 44% of patients that begin antidepressant treatment cease taking their medication within 12 weeks. Patients who stop antidepressant treatment cite suboptimal efficacy, the exacerbation of depression- related sleep disturbance and/or undesirable side effects such as agitation, sexual dysfunction and weight gain.

10 | LABOPHARM 2009 ANNUAL REPORT

OLEPTRO™

We have developed a novel formulation of the antidepressant trazodone that effectively treats depression and offers a tolerable adverse event profile.

Branded OLEPTRO™, our product was approved by the FDA in early 2010 and we are preparing for its commercial launch in the U.S. market later this year.

As a formulation of trazodone, OLEPTRO™’s mechanism of action is such that it acts as both an antagonist and agonist at different families of serotonin receptors in addition to acting as an inhibitor of serotonin reuptake. This combined action is likely responsible for its unique antidepressant tolerability profile. Furthermore, in the literature it has been associated with low rates of agitation, sexual dysfunction and weight gain such as those seen in our clinical trial. Our clinical program for OLEPTRO™, including our Phase III trial, supports our product’s efficacy as an antidepressant, as well as its tolerability.

Our commercial strategy focuses on the promotion of OLEPTRO™ as an effective and tolerable treatment option for major depressive disorder (MDD), as demonstrated in our Phase III clinical trial. We believe OLEPTRO™ will be a beneficial option for the treatment of MDD.

LABOPHARM 2009 ANNUAL REPORT | 11

LEVERAGING OUR TRAMADOL FRANCHISE

ONCE - DAILY TRAMADOL

GLOBAL SALES. GROWING REVENUE.

Our once-daily tramadol product has been commercialized globally. Sales of our product through licensing and distribution partners in 17 countries are steadily contributing to revenue.

In 2009, in-market sales of our product (sales of product by our marketing partners to end users) in terms of standard units grew 27% compared to 2008 and made our product the best-selling once-daily tramadol product in the world.

Our product has performed particularly well in Canada, where it is marketed as Tridural™. Tridural™ led the Canadian once-daily tramadol market in 2009 with a 40% share of the market as the number of prescriptions written for our product increased two and a half-fold from the previous year.

12 | LABOPHARM 2009 ANNUAL REPORT

TWICE - DAILY TRAMADOL-ACETAMINOPHEN

ADDRESSING THE COMPLEXITIES OF PAIN RELIEF

The goal in the treatment of pain is to match the severity, duration and type of pain with an analgesic that appropriately addresses all three elements.

Our twice-daily tramadol-acetaminophen formulation leverages our CONTRAMID® technology’s ability to simultaneously control the release of two active ingredients – in this case, acetaminophen and tramadol, a mild opioid – to provide both immediate relief and analgesic strength for a full 12 hours (or for 24 hours with dosing every 12 hours). We believe our formulation could provide a new option in analgesia and that, based on the current treatment landscape, could compete in the US$12 billion global market for acute pain.

LABOPHARM 2009 ANNUAL REPORT | 13

INTELLITABTM

SMARTER DRUG DELIVERY

Many high potency, oral dose therapeutics are at risk for the uncontrolled release of a potentially dangerous level of active ingredient (known as “dose dumping”) when chewed, broken, crushed and heated, or consumed with alcohol.

INTELLITAB™, our abuse- and misuse-deterrent delivery platform, enables the development of new formulations of existing drugs that limit the potential harm to patients from intentional or accidental misuse. Our proof-of-concept studies have demonstrated the ability of our platform to avoid “dose dumping” under a range of abuse- and misuse scenarios.

INTELLITAB™ has the ability to deliver two or more active ingredients in a single tablet, which may provide us with a unique advantage in the development of abuse- and misuse-deterrent drug formulations.

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PNDSTM ADDRESSING THE DELIVERY CHALLENGE OF INSOLUBLE DRUGS Our polymeric nano-delivery systems (PNDS) technology platform is composed of two related but independent sub-platforms:

Oral platform for the safe, controlled delivery of insoluble drugs to the gastrointestinal tract

We are exploring the safe and convenient delivery of anti-cancer agents that are currently administered intravenously. We have several such drugs in pre-clinical studies, including our PNDS-based formulation of SN-38, the active ingredient in irinotecan for the treatment of colorectal cancer. We have demonstrated that our PNDS technology can enable the well tolerated oral administration of SN-38, a highly insoluble compound, and achieve efficacy levels equivalent to those of irinotecan administered intravenously.

Intravenous platform for the safe delivery of highly insoluble drugs

We are continuing to explore the improved delivery of chemotherapeutics.

We also have an agreement with a large international pharmaceutical company under which we are formulating new versions with improved delivery of up to five insoluble, orally administered compounds using our PNDS platform.

LABOPHARM 2009 ANNUAL REPORT | 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

The following information should be read in conjunction with our audited consolidated financial statements as at December 31, 2009 and 2008 and related notes thereto. Our audited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These differ in some respects from GAAP in the United States (“U.S. GAAP”). A reconciliation to U.S. GAAP can be found in note 27 of our consolidated financial statements. The Management’s Discussion and Analysis provides a review of the performance of the Company for the year ended December 31, 2009, as compared to the year ended December 31, 2008 and for the year ended December 31, 2008, as compared to the year ended December 31, 2007. This review was performed by management with information available as at February 24, 2010. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR at www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to develop and commercialize product candidates and the timing of these our development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our products and product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies, products and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

•	our need for additional and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of products and product candidates;

•

our ability to attract marketing and distribution partners and collaborators with accept-able development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to hire and retain qualified employees;

•	the manufacturing capacity of our third-party manufacturers for our products and product candidates; and

•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2009 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as at the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

LABOPHARM 2009 ANNUAL REPORT | 17

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled release technologies. Our lead product, a once-daily formulation of the analgesic tramadol, is being commercialized internationally and we are continuing to pursue additional launches in key markets around the world. Our second product, OLEPTRO™, a novel once-daily formulation of trazodone (a serotonin antagonist reuptake inhibitor) for the treatment of major depressive disorder (“MDD”) has received regulatory approval from the U.S. Food and Drug Administration (“FDA”) and we are in the process of finalizing the commercialization plan for our product with the intention of launching it in the U.S. market during 2010. We have submitted an application for regulatory approval in certain countries in Europe for our third product, a twice-daily formulation that combines the analgesics tramadol and acetaminophen into a single tablet and plan to pursue regulatory approval in other countries. We are also developing a series of abuse- and misuse-deterrent products based on our proprietary Contramid®-based technology platform. In addition, we have other products in development utilizing our Contramid or our polymeric nano-delivery system™ (“PNDS™”) technologies.

Our commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. To date, we have entered into agreements for the marketing and distribution of our product in the United States, several European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil, among others. Our product is currently being marketed and sold in 17 countries, including the United States, where it was launched by our marketing partner, Purdue Pharma Products L.P. (“Purdue Pharma”), under the brand name RYZOLT™ in May 2009. Our most recent agreement was finalized in December 2009, when we announced that we had completed a distribution and supply agreement with Merck Sharp & Dohme Limited (“MSD”), a United Kingdom (“U.K.”) subsidiary of Merck & Co., Inc., under which MSD will distribute and market TradorecTM XL (once-daily tramadol based on our proprietary Contramid® technology). Under the terms of the agreement, MSD has the exclusive right to market and sell Tradorec XL in England, Northern Ireland, Scotland, Wales, the Channel Islands and the Isle of Man. We will supply MSD with finished, packaged product at a fixed transfer price inclusive of gross margin. We have also received an up-front payment of 650 British pounds. We are pursuing licensing and distribution agreements for other markets around the world and are in discussion with potential partners to commercialize our product in other jurisdictions. End-user sales of RYZOLT in the U.S., to date, have not met expectations and we are working closely with Purdue Pharma to address the matter.

In August 2009, a decision was rendered with respect to the patent-infringement litigation initiated by Purdue Pharma against Par Pharmaceutical Companies, Inc. (“Par”) relating to Ultram® ER. Based on this decision, the FDA granted Par’s generic formulation of Ultram ER final regulatory approval and, in November 2009, Par launched its product in the U.S. Although Ultram ER, and therefore any generic version of it, including Par’s product, is not A/B rated to RYZOLT (meaning it cannot be substituted for RYZOLT at the pharmacy), the launch of Par’s product may impact U.S. sales of RYZOLT. Purdue Pharma has since filed an appeal against the decision. In addition, in September 2009, we received notice from Sun Pharma Global FZE (“Sun”) advising that it has submitted an Abbreviated New Drug Application (“ANDA”) to the FDA for approval to market 100, 200 and 300 mg generic versions of RYZOLT (tramadol hydrochloride extended-release 100, 200 and 300 mg tablets) in the U.S. under the Drug Price Competition and Patent Term Restoration Act, known as the Hatch-Waxman Act. RYZOLT has a new dosage form market exclusivity period that prevents final approval of Sun’s ANDA until the exclusivity period expires on December 31, 2011. Purdue Pharma initiated an action for patent infringement against Sun on November 5, 2009.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor, is intended to provide a new treatment option for patients with MDD that addresses some of the issues with use of existing antidepressants. Treating MDD with antidepressant medications is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, the exacerbation of symptoms such as sleep disturbance, agitation and sexual dysfunction, and adverse events such as weight gain. In a Phase III placebo controlled study of patients with MDD, our trazodone formulation demonstrated antidepressant efficacy, including rapid onset of therapeutic response, improved overall quality of sleep and a well tolerated adverse event profile, including a very low rate of sexual dysfunction and no weight gain compared to placebo.

In September 2008, we submitted a New Drug Application (“NDA”) to the FDA seeking approval to market our once-daily trazodone formulation in the United States. On July 17, 2009, we received a complete response letter from the FDA indicating that our NDA could not be approved in its present form due to deficiencies following the Agency’s inspection of the active pharmaceutical ingredient (API) manufacturing facility, which was completed on July 3, 2009. The API manufacturer submitted an action

18 | LABOPHARM 2009 ANNUAL REPORT

plan addressing the deficiencies on July 24, 2009. Following discussions with the FDA, we also submitted our complete response letter to the Agency on August 11, 2009. On August 25, 2009, we announced the FDA had accepted our response regarding our novel formulation of the antidepressant trazodone as complete and assigned us a new action date under the Prescription Drug User Fee Act (“PDUFA”) of February 11, 2010. In October 2009, the API manufacturer received a letter from the FDA stating that it had appropriately addressed all deficiencies cited by the FDA following its inspection of the manufacturing facility.

On February 2, 2010, our novel once-daily trazodone formulation, which we have branded OLEPTRO, was approved by the FDA and we are actively exploring several alternatives for its commercialization in the U.S. with the goal of maximizing the commercial value of our product in this market. Such alternatives range from out-licensing the product to a distribution partner while retaining the right to some degree of copromotion, through a full co-promotion arrangement under which Labopharm would share the sales function with a partner. We expect to finalize the commercialization plan for OLEPTRO in the near term and launch to occur by the third quarter of this year. We are well advanced in our preparations for our product’s launch, having completed market research with physicians, patients and third-party payors, developed a positioning and marketing campaign, and finalized product manufacturing and packaging arrangements.

We plan to commercialize OLEPTRO in other markets around the world for which we have the marketing rights under a cross-licensing agreement we have entered into with Gruppo Angelini. In October 2009, our New Drug Submission in Canada was accepted for review with a targeted action date of August 4, 2010. We also plan to seek regulatory approval in other countries.

Our twice-daily formulation of tramadol and acetaminophen is designed to improve patient benefit by extending the duration of pain relief beyond that of the currently marketed immediate-release products. Leveraging our Contramid technology’s ability to control the release of two active ingredients simultaneously, we believe that our twice-daily formulation of tramadol-acetaminophen, in addition to providing immediate relief of moderate to moderately severe pain, can also provide sustained relief for a full 12-hour period, allowing patients to enjoy pain relief all day and all night by taking just one pill in the morning and one pill in the evening.

In December 2009, we initiated the regulatory approval process for our twice-daily tramadol-acetaminophen formulation in Europe under the Decentralized Procedure (“DCP”) through the submission of a marketing authorization application with a Reference Member State (Iceland). The DCP provides an efficient mechanism that allows a company to simultaneously pursue regulatory approval for a medicinal product in multiple jurisdictions in Europe. The regulatory authorities of both Reference Member State and Concerned Member States will achieve consensus regarding approval of the product and all Member States grant national Marketing Authorizations based upon that consensus decision. National Marketing Authorizations will be provided thereafter. In October 2009, we completed an exclusive distribution and supply agreement with Grünenthal GmbH (“Grünenthal”) for a number of countries in Europe, under which we will supply Grünenthal with unpackaged tablets and will receive a fixed price generating a gross margin. We received 3,500 Euros on signature and 500 Euros shortly thereafter, after Grünenthal had completed its audit of our contract manufacturing organization, 1,000 Euros of which is reimbursable if approval is not obtained, and we could receive up to 3,500 Euros in additional milestone payments upon achievement of certain product reimbursement approvals prior to the launch of the product. We are currently in discussion with Grünenthal to potentially expand our agreement to include additional European countries. We have also initiated discussions with potential marketing and distribution partners in Canada, as well as other countries around the world where we also plan to seek regulatory approval, and are currently evaluating the merits of our dossier for filing in the U.S. and Canada.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled-release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009, we entered into an agreement under which we are engaged to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, using our proprietary controlled-release technology, Contramid. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

Controlled-release medications offer significant value to patients, however, the abuse and misuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our abuse- and misuse-deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. We have completed pre-clinical, proof-of-principle studies of our platform using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our once-daily tramadol product and the in vitro studies demonstrated abuse- and misuse-deterrent characteristics. In December 2009, we initiated

LABOPHARM 2009 ANNUAL REPORT | 19

the clinical program for the first product that we are developing based on this platform, an abuse- and misuse-deterrent formulation of a widely prescribed combination pain product.

In addition to those products based on our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform. In addition, in December 2009, we entered into a feasibility study agreement with a thirdparty under which we agreed to formulate drug compounds of the third-party using our PNDS technology.

Our Goal

Our goal is to leverage the commercialization of our once-daily tramadol and trazodone products to build a portfolio of commercialized products that generate revenue for the Company. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2009, we had an accumulated deficit of $273,625. Our ability to continue to fund our operations is essential and we are constantly monitoring our capital and financial position. In June 2009, we amended our debt facility agreement with Hercules Technology Growth Capital, Inc. (“Hercules”) resulting in repayment terms which provide us with greater short-term financial flexibility, as principal repayments which were scheduled to start in July 2009, were deferred by twelve months. The amendments have resulted in lower interest expense in 2009, as no additional funds were drawn down in 2009, and are expected to provide additional liquidity through 2010 and 2011, as a result of the delayed principal repayments. In June 2009, we also entered into a $2,555 three-year revolving credit facility with one of our bankers, of which $2,549 is outstanding as at December 31, 2009. In November 2009, we signed a standby equity distribution agreement (“SEDA”) with YA Global Master SPV LTD (the “Purchaser”) pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares, at the conditions further described hereafter. Subsequent to year- end, on February 18, 2010, we completed a public offering generating net proceeds of approximately $18,960, for the issuance of 11,764,706 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. On February 23, 2010, the underwriters exercised in full their overallotment option and as a result we issued 1,764,706 additional units generating additional net proceeds of approximately $2,950.

Consequently, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our products are expected to be sufficient to meet our committed cash obligations and expected level of expenses beyond December 31, 2010. In light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product and increase sales in various markets throughout 2010 and beyond. The contribution of our once-daily tramadol product will vary for each country because of the specific market conditions and/or local regulatory pricing policies, and foreign currency rates. It is difficult to estimate the timing of product launches in various countries because the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2003, we have secured distribution and license agreements for the marketing and distribution of our once-daily tramadol product that cover a number of countries, and which have generated $40,999 to date in licensing payments.

Under our agreement with Purdue Pharma for the marketing of our once-daily tramadol product in the United States market under the brand name RYZOLT, we have agreed to supply finished packaged product at our cost to Purdue Pharma, for which we will be recording revenue from product sales generating essentially no gross margin. In April 2009, we shipped the first orders to Purdue Pharma. Our agreement with Purdue Pharma provides for a 20% royalty on their net sales. The royalty rate can increase to 25% if certain annual net sales levels are achieved by Purdue Pharma.

We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization, namely our once-daily formulation trazodone, as well as our twice-daily formulation of tramadol and acetaminophen.

20 | LABOPHARM 2009 ANNUAL REPORT

Selling, General and Administrative Expenses

As we expand our operations in order to become an international commercial organization with significant product sales, our selling, general and administrative expenses should increase as we build our infrastructure for our sales, marketing, manufacturing, and product support efforts. These incremental costs to support increasing commercial operations and product sales are necessary in order for us to remain an international organization with increasingly diverse operations, as we expand our primary focus to include not only research and development activities, but also a more significant role in the commercialization and marketing of our products.

CHANGES IN ACCOUNTING POLICIES

Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (“CICA”), was adopted on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The application of this new section had an impact on our financial results, as we will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the year ended December 31, 2008, the adoption of these new standards resulted in the following changes: a $287 increase [2007 –$243] in selling, general and administrative expenses, a $175 decrease [2007 – $129] in amortization of intangible assets, for a $112 increase [2007 – $114] in net loss. The basic and fully diluted net loss per share for the year ended December 31, 2008 increased by $0.002 from $0.71 to $0.72 [2007 – increased by $0.002 from $0.64 to $0.65]. Furthermore, software that is not an integral part of the related hardware or equipment, is now included in intangible assets rather than property, plant and equipment, resulting in a decrease in the net carrying value of property, plant and equipment of $472 as at December 31, 2008, with a corresponding increase in intangible assets.

Also in January 2009, the Emerging Issues Committee issued Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on our interim consolidated financial statements.

SELECTED ANNUAL INFORMATION

The following selected annual information is derived from our audited consolidated financial statements for each of the three most recently completed financial years:

	YEAR ENDED DECEMBER 31, 2009	YEAR ENDED DECEMBER 31, 2008	YEAR ENDED DECEMBER 31, 2007
Revenue	24,572	22,014	18,998
Net loss[1]	(26,110)	(40,639)	(36,689)
Basic and diluted net loss per share[1]	(0.46)	(0.72)	(0.65)
Total assets[1]	49,120	67,787	97,586

Long-term liabilities
Total deferred revenue	17,302	13,862	21,408
Total obligations under capital lease	5,342	5,613	5,816
Total long-term debt	22,497	23,643	13,647

[1]	As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

Total revenue is primarily related to our once daily-tramadol product and has progressed moderately over the last two years, primarily as a result of growth in certain territories, and the amount recognized as revenue of the licensing payments received. Net loss has considerably decreased in 2009 compared to the previous two years, primarily as a result of a decrease in research and development spending. Total assets have decreased primarily as a result of the decrease in our marketable securities, as these are converted into cash to fund our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing our consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. We have identified the following accounting policies that we believe require application of management’s most subjective judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Our actual results could differ from these estimates and such differences could be material.

LABOPHARM 2009 ANNUAL REPORT | 21

Revenue Recognition

We recognize revenue from product sales, royalties, research and development collaborations, and licensing arrangements, which may include multiple elements. Our distribution and license agreements for our products typically include the following deliverables: a license for the customer to sell the product in the licensed territory, additional services to get the product approved in the licensed territory and product support throughout the term of the agreement, and supply of products during the term of the agreement. Consideration for the deliverables can include up-front and/or milestone payments as well as a unit price for the supply of product. Up-front and milestone payments are generally non-refundable. If refundable however, any payment received, or portion of such payment, would be precluded from revenue recognition until the refund condition lapses. Distribution and license agreements are generally not cancellable unless there is a material breach by one of the parties or a significant change in market conditions or mutual agreement between the parties, at which time any amounts remaining in deferred revenue would be recognized. Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized, when the product is shipped to our customers, provided we have not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by us according to the underlying agreement, based on our historical experience where relevant, or according to a floor price, where appropriate. Milestone payments received upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonably assured.

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which we maintain substantive contractual obligations. Milestone fees specifically tied to a separate earnings process and deemed to be substantive and at risk are recognized as revenue when such milestones are achieved and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which we maintain substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which we expect to maintain substantive contractual obligations changes following significant events or circumstances.

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectability. Royalties are calculated as a percentage of net sales realized by the licensee of our product. The licensee’s net sales consist of revenues from product sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. We recognize royalties on our licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured.

Revenue from the launch of a new product, whether it be in the form of royalties or product sales and for which we or our licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any payments received or receivable in advance of recognition are recorded in deferred revenue.

In 2005, we received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma, which was being recognized as revenue on a straight-line basis until November 2010, which was the estimated term over which we had substantive contractual obligations. As at December 31, 2009, we have revised the term over which we expect to maintain substantive contractual obligations towards Purdue Pharma to December 31, 2013. This period may be shortened or extended further as a result of future events or circumstances. Prior to December 31, 2009, we were recognizing $3,468 per year as licensing revenue with respect to this up-front payment, an impact of $0.06 on the basic and diluted net loss per share; following this change in estimate, the amount will be $795 per year, an impact of $0.01 on the basic and diluted net loss per share.

During the year ended December 31, 2009, for the first time we recorded royalty revenue from the commercialization of RYZOLT in the U.S. market, amounting to $962. Considering that RYZOLT was just recently launched in May 2009, we believe it is currently appropriate to record our royalties using the sell-through method, where revenue

22 | LABOPHARM 2009 ANNUAL REPORT

is recognized upon shipment of the product to the end user customer based on thirdparty prescription data. We consider that this third-party prescription data is reliable and provides an adequate basis in order to estimate our royalty revenue.

Impairment Loss on Long-term Investment

As at December 31, 2008, we held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP (“Amended Plan”).

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, we received in exchange of our Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. We have designated the Long-term Notes as held-for-trading.

We estimate the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at December 31, 2009. The valuation technique we used to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. We estimate that the Long-term Notes will generate interest returns ranging from 0.00% to 2.50% until their maturity which is assumed to be at the end of 2016. The discount rates used consider several factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and the nature of the underlying assets. A discount rate of 8.70% was used for the Class A-1 notes, 11.20% for the Class A-2 notes, and 22.20% for the Class B notes, resulting in a weighted average discount rate of approximately 11.50%. The fair-value of the Class C Notes is estimated to be nil due to the significant uncertainty as to the ultimate collectibility of these notes as a result of their estimated credit risk. As at December 31, 2009, based on our valuation model, the fair value of the Long-term Notes is estimated to be $2,885.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on our assessment of market conditions as at December 31, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in our valuation of the Long-term Notes is the discount rate or the yield that prospective investors will require. We conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of our Long-term Notes ranging from $2,594 to $3,177. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $172.

Impairment of Long-lived Assets

Property, plant and equipment and intangible assets including intellectual property are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires us to make significant estimates on expected revenues from the commercialization of our products and services and the related expenses. If such assets are considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds its fair value generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year. We have not recorded write-downs for any of our property, plant and equipment and other long-lived assets for the year ended December 31, 2009 nor the year ended December 31, 2008.

Refundable Investment Tax Credits

We incur research and development expenditures which are eligible for refundable investment tax credits from the government of the Province of Québec. The investment tax credits recorded are based on our estimates of amounts we expect to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. The amount of research and development tax credit receivable recorded as at December 31, 2009 is $2,584, and is related to 2009 and 2008. Furthermore, the

LABOPHARM 2009 ANNUAL REPORT | 23

amount of $1,514 received for 2007 is also subject to audit by the Province of Québec, and as such can be subject to a repayment. We believe we have taken an appropriate provision for any such potential repayment, but the amount ultimately assessed could be different.

Valuation Allowance on Future Tax Assets

We recorded a valuation allowance on all future tax assets related primarily to operating losses and research and development expenses carry-forwards, except for those required to meet future tax liabilities and certain future tax assets in the U.S. totalling $124. We have concluded that the related tax benefits, except as noted above, are more likely than not, not to be realized based on our historical results and estimated future taxable income and tax planning strategies in the related jurisdictions. The implementation of tax planning strategies or the generation of future taxable income in these jurisdictions could result in the recognition of some portion or all of these carryforwards, which could result in a material increase in our results of operations through the recovery of future income taxes.

Canada Revenue Agency Audit

We are being audited by the Canada Revenue Agency (“CRA”) with respect to the 2002 sale of an undivided interest in certain of our intellectual property rights to our foreign subsidiaries, and with respect to our international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised us of its intent to issue a proposal for the reassessment of our tax returns on the basis of a proposed recharacterization of our operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carry-forwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carry-forwards in Ireland and Barbados. Since the tax benefit of these loss carry-forwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheet or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income tax should currently be payable. In addition, when we become profitable and have used up all our loss carry-forwards, our effective tax rates would be higher since a greater portion of our revenue would be deemed taxable in Canada.

We would also be required to adjust our claims for federal non-refundable investment tax credits recognized in the amounts of $2,667 for the year ended December 31, 2007 which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense.

If the proposal is received, we will evaluate our options to defend against the proposed assessment. We believe that the way we manage and have managed our international operations are in compliance with the Income Tax Act. These matters are nevertheless under review with the CRA. We believe we have taken adequate reserves to address the potential valuation issues with respect to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 in 2006 and a corresponding reduction in the valuation allowance. The ultimate resolution of these matters could result in material adjustments to the amounts provided in the accounts.

Stock-based Compensation

We account for our stock option plan for our directors, executives and employees, using the fair value method. The fair value of stock options at the grant date is determined using the Black-Scholes option pricing model and expensed over the vesting period of the options. Assumptions that affect our application of the fair value method include the determination of the volatility of our share price and the expected life of the options issued. We also estimate the number of awards that are expected to be forfeited at the time of grant and we revise this estimate, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Allowance for Doubtful Accounts

We review our accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and include these in our allowance for doubtful accounts. Based on the information available, we believe the allowance for doubtful accounts is appropriate; however, actual write-offs might exceed the recorded allowance. As at December 31, 2009, we did not have an allowance for doubtful accounts.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations on fluctuations of our results of operations.

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Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

For the year ended December 31, 2009, total revenue amounted to $24,572 compared to $22,014 for the year ended December 31, 2008.

For the year ended December 31, 2009, product sales of our once-daily tramadol product were $18,480 compared to $13,158 in 2008, and consisted of the following.

FOR THE YEAR ENDED:	DECEMBER 31, 2009	DECEMBER 31, 2008

Product sales – U.S.	2,674	—
Product sales – other territories	15,806	13,158

	18,480	13,158

As shown above, the increase in product sales is partly attributable to the shipments of RYZOLT to Purdue Pharma in 2009 in order to launch our product in the U.S. In territories outside the U.S., volumes in tablets sold were higher in 2009 versus 2008, primarily due to higher volumes in Europe, while average price per tablet was also higher due to a more favourable product mix.

During 2009, we recognized licensing revenue of $4,902, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product and our twice-daily tramadol-acetaminophen combination formulation. Licensing revenue for the year ended December 31, 2008 was $8,856. The decrease in 2009 is primarily explained by the fact that during the year ended December 31, 2008, we reached an agreement with Recordati Ireland Ltd. (“Recordati”) to reacquire the sales and marketing rights to our once-daily tramadol product for the U.K. Under the terms of this agreement, we received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a milestone payment previously recognized. Following the conclusion of this agreement we had no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue, together with the unrecognized portion of the $1,118 payment. There was no licensing revenue from Recordati recognized in 2009.

During the year ended December 31, 2009, following launch in the U.S. of our once-daily tramadol product under the brand name RYZOLT, we recognized royalty revenue of $962, representing 20% of Purdue Pharma’s net sales based on the sell-through method.

As previously discussed, in August 2009 we entered into a prototype development and option agreement under which we are developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company. Under the agreement, an up-front payment of $321 was receivable of which $183 was recognized as revenue from research and development contracts during 2009, and the balance recorded as deferred revenue. Furthermore, in December 2009, we entered into a feasibility study agreement with a third-party under which we will formulate up to five drug compounds of the third-party using our PNDS technology. Under the agreement, an up-front payment of $201 was receivable of which $45 was recognized as revenue from research and development contracts during 2009, and the balance recorded as deferred revenue. The total amounts due under the agreements will be recognized as the services are performed or milestones reached, as provided in our revenue recognition policy.

Cost of Goods Sold

For the years ended December 31, 2009 and December 31, 2008 cost of goods sold, excluding amortization, were $8,345 and $5,818, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

As previously discussed, product sales to Purdue Pharma for the U.S. market are essentially at cost and therefore generate essentially no gross margin. As a result, gross margin figures discussed below exclude product sales and cost of goods sold for product sold to Purdue Pharma in order to provide a more meaningful understanding of our gross margin achieved on product sales outside the U.S. Gross margin for territories outside the U.S. as a percentage of product sales revenue is 61.5% for 2009, compared to 55.8% for 2008.

	FOR THE YEARS ENDED
	DEC. 31, 2009	DEC. 31, 2008
Product sales – outside the U.S.	15,806	13,158
Cost of goods sold – outside the U.S.	6,079	5,819

Gross margin – outside the U.S.	9,727	7,339

Gross margin %	61.5%	55.8%

The increase in our gross margin percentage for territories outside the U.S. during 2009 compared to 2008 is primarily due to higher average selling prices per tablet as previously noted. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs or write-ups, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses, before government assistance, for 2009 were $14,013 compared to $25,339 for 2008, an $11,326 or 45% reduction. The decrease is primarily due to lower clinical trial activity in 2009 as compared to 2008. In 2008, clinical trial costs were considerably higher as we completed our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen

LABOPHARM 2009 ANNUAL REPORT | 25

(06CCL3-001), and conducted several pharmacokinetic and other studies for various products in our pipeline, in particular for our once-daily formulation of trazodone, for which we also incurred filing fees of $1,196 in 2008 as a result of our NDA submission to the FDA. In 2009, there was significantly lower clinical trial activity, due to the timing of our development efforts for the various product candidates in our pipeline, combined with reductions in certain early stage research and development programs, and a reduction in headcount, resulting from our cost reduction initiatives.

Our once-daily formulation of trazodone and our twice-daily formulation of tramadol and acetaminophen are the two most significant projects that have not yet generated significant operating revenue. A detailed description of the development stage of these projects, the type of expenditures made and to be made, and the plan to take these projects forward are included in the Overview section.

Provincial refundable research and development tax credits for the year ended December 31, 2009 were $1,310 compared to $1,888 in the previous year. During 2008, we reversed a provision of $614 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2009 were relatively constant at $26,274 compared to $26,683 for the year ended December 31, 2008. Various additional costs were incurred in 2009, including the following: i) an amount of $450 was accrued in selling, general and administrative expenses in relation to our contingent liability with respect to royalties that would be payable on net revenue generated from the commercialization of a controlled-release technology purchased in 1994. Although we have always considered that no amount is owed, the parties have nevertheless initiated informal settlement discussions, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings; ii) an increase of $213 in our share of patent defense litigation costs claimed by Purdue Pharma; iii) an increase in insurance costs due to unfavourable foreign currency rate and increased product liability coverage following launch of our once-daily tramadol product in the U.S.; iv) increased sales and marketing expenses due to our sales and commercialization effort in the U.K.; and v) increased market research and analysis for the most advanced products in our portfolio, particularly our once-daily trazodone formulation in preparation for an expected product launch in 2010. These cost increases were virtually offset by cost reductions in other areas including: i) a reduction of $714 in stock-based compensation expense; and ii) a reduction in external legal fees due to an increase in our internal capabilities as well as a reduction in activity requiring specialized external consultation, namely for regulatory purposes with respect to our appeal to the FDA for the approval of our once-daily tramadol product in the U.S. during 2008.

Financial Expenses

Financial expenses for the year ended December 31, 2009 were $4,296 compared to $3,133 for the year ended December 31, 2008. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2009, resulting from our additional US$5,000 term loan draw down in October 2008, as well as the interest on the previously discussed patent defense litigation costs payable to Purdue Pharma which bears interest at the Wall Street Journal Prime Rate plus 2%.

Impairment Loss on Long-term Investment

During 2008, we recorded an impairment loss of $1,291 on our Montreal Proposal ABCP held at that time. On January 21, 2009, the Montreal Proposal ABCP was exchanged for new Long-term Notes. As previously discussed, no gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008, and no loss or gain was recognized on the exchange as the estimated fair value of the Long-term Notes received was equal to the carrying value of the Montreal Proposal ABCP at the exchange date. Based on our evaluation of the estimated fair value of the Long-term Notes as at December 31, 2009, no adjustment to the carrying value was deemed necessary. The amount ultimately recovered on the Long-term Notes may differ materially from this estimate.

Amortization

For the year ended December 31, 2009 amortization amounted to $1,822 compared with $1,975 for the year ended December 31, 2008, decreasing slightly primarily as a result of the reduction in capital expenditures in 2009.

Interest Income

Interest income for the year ended December 31, 2009 was $417 compared with $1,874 for the year ended December 31, 2008. The decrease is primarily attributable to lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2009.

Foreign Exchange Loss (Gain)

For 2009, we recorded a foreign exchange gain of $3,239, compared to a foreign exchange loss of $2,235 for 2008. The foreign exchange gain realized in 2009 resulted primarily from the realized gain on maturity of marketable securities denominated in U.S. dollars resulting from the favourable foreign exchange rate fluctuation between the time the marketable securities were purchased and when they matured, combined with the strengthening of the Canadian dollar versus the U.S. dollar and the resulting unrealized

26 | LABOPHARM 2009 ANNUAL REPORT

foreign exchange gain related to our long-term debt and certain working capital items denominated in U.S. dollars, partially offset by the unrealized foreign exchange loss on cash held in foreign currency.

As at December 31, 2009, we held US$814 of marketable securities for which an unrealized foreign exchange loss of $158 was recorded as an element of accumulated other comprehensive loss. Once these investments mature in 2010, any realized gain or loss will then be recorded into income.

Restructuring Charge

In November 2009, we announced a plan to reduce our total number of employees by 35 positions or approximately 22% of our workforce, effective November 6, 2009. As a result of the plan, we incurred $897 in restructuring costs including termination notice, termination benefits, severance, and employee career transition services. No additional costs are expected in subsequent reporting periods with respect to this restructuring.

Net Loss and Net Loss Per Common Share

For 2009, net loss was $26,110 or $0.46 per common share, compared with $40,639 or $0.72 per common share, for 2008. The decrease in net loss is primarily the result of lower research and development expenses, the foreign exchange gain recorded in 2009 compared to the foreign exchange loss in 2008, and the absence of impairment loss on long-term investment, partially offset by lower interest income, higher financial expenses, and the restructuring charge incurred in 2009.

Fourth Quarter Results

During the fourth quarter of 2009, revenue was $6,721 compared to $4,433 for the fourth quarter of 2008. Product sales in the fourth quarter of 2009 were $4,664 compared to $3,278 in the corresponding period in 2008. Product sales outside the U.S. were $4,485, an increase of $1,207 or 37% compared to 2008. The year over year difference for product sales outside the U.S. is primarily attributable to an increase in sales volume combined to higher average selling prices in 2009 versus 2008, due to a more favourable product mix. The gross margin on product sales for the fourth quarter of 2009 was $2,484 or 55% and was negatively affected by a $105 write-down for excess finished goods inventory we held for sales in the U.K.; as a result of our distribution and supply agreement for our once-daily tramadol product in the U.K. completed in December 2009, MSD has chosen to start distributing our product in January 2010 using brand new manufactured product and not take on the inventory we had available, which required us to take this write-down. The gross margin on product sales for the fourth quarter of 2008 was $1,849 or 56%.

Licensing revenue for the fourth quarter of 2009 was $1,238, compared to $1,155 for the corresponding period in 2008. This increase is primarily due to the additional up-front payments we received in 2009 for distribution of our products, namely from Grünenthal for our twice-daily tramadol-acetaminophen combination formulation, and more recently from MSD for distribution of our once-daily tramadol product in the U.K., such up-front payments being recognized over the period where we maintain substantive contractual obligations as per our agreements. Royalties from Purdue Pharma on sales of our once-daily tramadol product in the U.S. were $637 for the fourth quarter of 2009 [none in 2008], while revenue from our previously discussed research and development collaborations amounted to $182 [none in 2008].

Research and development expenses, net of government assistance, decreased to $2,606 in the fourth quarter of 2009 from $5,187 in the corresponding period in 2008.

	FOR THE YEARS ENDED
	DEC. 31, 2009	DEC. 31, 2008
Research and development expenses, before government assistance	3,016	4,228
Less: Government assistance	410	(959)

Research and development expenses, net	2,606	5,187

Research and development expenses, before government assistance, decreased to $3,016 in the fourth quarter of 2009 from $4,228 in the corresponding period in 2008, primarily as a result of lower clinical trial activity. As a result of the change in our tax planning strategy, research and development tax credits were negative $959 for the fourth quarter of 2008, due to the reversal of previously recorded Canadian federal research and development tax credits for 2008, compared to positive research and development tax credits of $410 in the corresponding period in 2009.

Selling, general and administrative expenses decreased to $5,241 in the fourth quarter of 2009, from $10,604 in the corresponding period in 2008. Patent litigation costs were $3,645 lower in the fourth quarter of 2009 compared to the corresponding period in 2008. Our commercialization costs in the United Kingdom were $450 lower in the fourth quarter of 2009 compared to the corresponding period in 2008, since early in the fourth quarter of 2009, we had started the process of eliminating our commercialization efforts in the U.K. in order to reduce costs, in preparation of the transfer of the distribution responsibilities to MSD in January 2010, while in 2008 we had a full quarter of costs related to the creation and maintenance of the sales force for the promotion of our product in the U.K. Stock-based compensation was lower by $302 in the fourth quarter of 2009 compared to the corresponding period in 2008.

Financial expenses were $1,286 during the fourth quarter of 2009, including $210 of interest on the patent defense litigation costs owed to Purdue Pharma for prior periods,

LABOPHARM 2009 ANNUAL REPORT | 27

which had previously been recorded in selling, general and administrative expenses, and $86 of interest owed to Purdue Pharma specifically for the fourth quarter of 2009. Financial expenses also include primarily interest on our term loan and our capital lease obligations. Financial expenses for the fourth quarter of 2008 were $980 and did not include any interest on the patent defense litigation costs owed to Purdue Pharma.

During the fourth quarter of 2008, we recorded an additional impairment loss of $200 on our long-term investment, or Montreal Proposal ABCP, following our revision of its estimated fair value. No adjustment to the fair value of our long-term investment was recorded in 2009.

Interest income decreased to $39 in the fourth quarter of 2009, from $320 in the corresponding period of 2008, due primarily to the lower cash and investments balances and lower yields.

As a result of the change in tax planning, income taxes amounted to a recovery of $1,559 for the quarter ended December 31, 2008, due to the reversal of previously recognized income taxes during the year, compared to an income tax recovery of $10 for the fourth quarter of 2009.

A foreign exchange loss of $440 was incurred during the fourth quarter of 2009, compared to a foreign exchange loss of $2,039 incurred in the corresponding period in 2008.

As previously discussed, during the fourth quarter of 2009, we incurred restructuring costs of $897.

Net loss for the fourth quarter of 2009 decreased to $6,358 or $0.11 per share, from $14,626 or $0.26 per share in the corresponding period in 2008. The decrease in net loss is primarily the result of higher revenues, and lower patent litigation costs included in selling, general and administrative expenses, lower research and development expenses, and a lower foreign exchange loss.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenue

For the year ended December 31, 2008, total revenue amounted to $22,014 compared to $18,998 for the year ended December 31, 2007.

For the year ended December 31, 2008, product sales were $13,158, representing a 10.2% increase over the $11,935 recorded for the year ended December 31, 2007 and consisted of sales of our once-daily tramadol product. The year over year increase is primarily attributable to higher average selling prices per tablet compared to 2007, due primarily to a more favourable country mix, combined with an increase in volume. In 2008, we initiated shipments in Romania, South Korea, Australia and Israel.

During 2008, we recognized licensing revenue of $8,856, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product. Licensing revenue for the year ended December 31, 2007 was $5,846. The increase is primarily explained by the fact that during the year ended December 31, 2008, we reached an agreement with Recordati to reacquire the sales and marketing rights to our once-daily tramadol product for the U.K. and as a result we recorded a non-recurring licensing revenue of $4,423. Prior to the conclusion of this agreement, we were recognizing as licensing revenue $102 per quarter on a straight-line basis for licensing payments previously received from Recordati.

For the year ended December 31, 2007, revenue generated from research and development collaborations amounted to $1,217 while there was no revenue generated from research and development collaborations in 2008. This revenue was derived from our relationship with an existing partner under which we were engaged to develop additional dosage strengths of our once-daily tramadol product.

Cost of Goods Sold

For the years ended December 31, 2008 and December 31, 2007, costs of goods sold (excluding amortization) were $5,818 and $7,216, respectively. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

Cost of goods sold for the year ended December 31, 2008 includes an inventory writedown of $255, net of subsequent reversals, primarily in relation to the finished goods inventory which we repurchased from Recordati as part of the termination agreement. The write-down was necessary due to the relatively low remaining shelf life of these products and our estimate of their net realizable value. During the year ended December 31, 2007, following the receipt of the second approvable letter from the FDA for our once-daily tramadol product, we recorded a net write-down of $1,422 for previously capitalized inventory costs and related deposits to contract manufacturers, which we had incurred in anticipation of U.S. approval expected in June 2007, and our plan to launch as quickly as possible thereafter. These costs had been capitalized prior to regulatory approval, based on our best estimate of the timing of the launch. Additionally, during 2007, we settled a dispute with a vendor in relation to services performed in 2006. As a result of this settlement, we reversed, in cost of goods sold, previously recorded accounts payable to the vendor totalling $236.

Excluding the above mentioned elements, gross margin as a percentage of product sales revenue, was 56.9% for the year ended December 31, 2008 compared to 50.4% for the year ended December 31, 2007. In 2008, this increase in our gross margin percentage compared to 2007, reflects primarily lower packaging costs, as well

28 | LABOPHARM 2009 ANNUAL REPORT

as a higher average selling price per tablet, as previously discussed. The reduction in our packaging costs is the result of pricing negotiations with our vendor, and reflects our efforts to reduce our costs of goods sold to improve our gross margin. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses, before government assistance, for the year ended December 31, 2008 were $25,339 compared to $27,568 for the year ended December 31, 2007. The decrease is primarily due to lower clinical trial expenses. In 2008, despite an increased level of clinical trial activity, clinical trials expenses were relatively lower, primarily because the Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001) is significantly less expensive than the Phase III clinical trial for our once-daily formulation of trazodone (04ACL3-001). Additionally, non-cash stock-based compensation expense included in research and development expenses decreased by $568, as the fair value of the options granted was significantly lower, due to the relatively lower average stock price during the year. In 2008, we were also scaling-down on certain early stage research and development programs by way of postponement of high cost third-party development activities. These decreases were partially offset by the filing fees of $1,196 associated with our NDA submission to the FDA for our once-daily trazodone product in 2008.

Research and development tax credits for the year ended December 31, 2008 were $1,888 compared to $3,985 in the previous year. During the first quarter of 2008, we released reserves of $614 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

The research and development tax credits by jurisdiction are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2008 $	2007 $
Canadian federal research and development tax credits	—	2,667
Provincial research and development tax credits	1,888	1,318

	1,888	3,985

In 2007, we had chosen not to deduct from our taxable income certain discretionary research and development expenses which have an unlimited carry-forward period in order to generate a Canadian federal tax expense, allowing us to utilize a corresponding amount, as indicated in the previous table, of non-refundable Canadian research and development tax credits which have a limited carry-forward period. The Canadian government has announced future reductions in Canadian federal corporate income tax rates and longer carry-forward periods for the non-refundable Canadian research and development tax credits. As a result, we revised our tax planning strategy in 2008 and chose to deduct our discretionary research and development expenses, thereby not generating a Canadian federal tax expense and not claiming Canadian research and development tax credits. This will allow us in the future to utilize our tax credits to offset a larger amount of taxable income. The impact of this change in strategy for 2008 was that research and development expenses net of government assistance were higher than they would have been should we have used the same approach as 2007, income tax expense was lower, and our tax credits carry-forwards were higher.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended December 31, 2008 were $26,683 compared to $20,578 for the year ended December 31, 2007, an increase of $6,105 or 30%. The increase is primarily due to legal fees of $5,758 recorded in 2008. In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to our once-daily tramadol product, we initiated discussions with Purdue Pharma with respect to the sharing of the legal costs involved with the enforcement of this intellectual property. As a good faith gesture, on July 30, 2008, we deposited with Purdue Pharma an amount of $924 which was recorded in selling, general and administrative expenses in the quarter ended June 30, 2008. Considering that our once-daily tramadol product was approved in the U.S. on December 30, 2008, we had agreed to pay an additional amount of $4,834 for our share of legal costs incurred up to December 31, 2008 and we had accordingly accrued for such amount and recorded a corresponding selling, general and administrative expense.

The increase in selling, general and administrative expenses is also attributable to higher headcount and related compensation expenses, together with increased sales and marketing expenses, including costs related to the creation and maintenance of a sales force for the promotion of our product in the U.K., increased market research and analysis for the most advanced products of our portfolio, and expenses related to the branding of our once-daily trazodone product and our twice-daily tramadol and acetaminophen formulation. This increase was partially offset by a decrease of $1,271 in non-cash stock-based compensation expense. A similar number of options was granted in 2008 and 2007, however the grant date fair value of the options was significantly lower in 2008 due to the relatively lower average stock price, as described previously.

Financial Expenses

Financial expenses for the year ended December 31, 2008 were $3,133 compared to $1,931 for the year ended December 31, 2007. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2008, following the US$15,000 debt financing in December 2007 and the additional US$5,000 draw down in October 2008.

LABOPHARM 2009 ANNUAL REPORT | 29

Impairment Loss on Long-term Investment

We recorded an impairment loss of $1,291 on our long-term investment for the year ended December 31, 2008, compared to an impairment loss of $1,474 for the year ended December 31, 2007. The impairment represented the difference between our estimate of the fair value, and the acquisition cost of our long-term investment together with the related accrued interest. It is reasonably possible that the amount ultimately recovered may differ materially from this estimate.

Amortization

For the year ended December 31, 2008 amortization amounted to $1,975 compared with $1,845 for the year ended December 31, 2007, increasing as a result of the amortization of the additional capital assets acquired during 2008 and 2007, including laboratory equipment, information technology and office equipment, and internally generated patents and other intellectual property rights.

Interest Income

Interest income for the year ended December 31, 2008 was $1,874 compared with $3,478 for the year ended December 31, 2007. The decrease is primarily attributable to a lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2008.

Foreign Exchange Loss

For the year ended December 31, 2008, we recorded a foreign exchange loss of $2,235, compared to a loss of $37 for the year ended December 31, 2007. The 2008 foreign exchange loss resulted from the relative weakening of the Canadian dollar versus the U.S. dollar and the unfavourable impact this fluctuation had on our term loan, which is denominated in U.S. dollars, partly offset by the corresponding favourable impact on the portion of our cash balance denominated in U.S. dollars. However, as at December 31, 2008, we held US$9,683 of marketable securities for which an unrealized foreign exchange gain of $1,284 was recorded on our balance sheet in accumulated other comprehensive income. When these investments matured in 2009, any realized gain or loss was recorded in income. In 2007 our various foreign exchange gains and losses virtually offset each other.

Income Taxes

For the year ended December 31, 2008, income tax recovery amounted to $59 compared to an income tax expense of $2,501 for the year ended December 31, 2007. As previously discussed, in 2007 we had not deducted certain discretionary research and development expenses in order to generate a Canadian federal tax expense, thus allowing us to utilize our non-refundable Canadian federal research and development tax credits, which was recorded as a reduction of research and development expenses, contrary to the tax planning strategy utilized in 2008.

Net Loss and Net Loss Per Common Share

Net loss for the year ended December 31, 2008 was $40,639 or $0.72 per common share, compared with $36,689 or $0.65 per common share, for the year ended December 31, 2007. The increase in net loss is primarily the result of higher selling, general and administrative expenses primarily due to the patent litigation costs, higher foreign exchange loss and financial expenses, and lower interest income, partially offset by higher revenues and lower income taxes.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	THREE MONTHS ENDED
	DEC. 31, 2009	SEPT. 30, 2009	JUNE 30, 2009	MARCH 31, 2009	DEC. 31, 2008	SEPT. 30, 2008	JUNE 30, 2008	MARCH 31, 2008
Product sales	4,664	5,187	4,827	3,802	3,278	3,863	3,859	2,158
Licensing	1,238	1,191	1,318	1,155	1,155	5,576	1,064	1,061
Royalties and other	819	247	124	—	—	—	—	—

Total Revenue	6,721	6,625	6,269	4,957	4,433	9,439	4,923	3,219

Net loss [1]	(6,358)	(6,904)	(4,874)	(7,974)	(14,625)	(6,017)	(10,253)	(9,743)

Basic and diluted net loss per common share	(0.11)	(0.12)	(0.09)	(0.14)	(0.26)	(0.11)	(0.18)	(0.17)

[1]	As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

30 | LABOPHARM 2009 ANNUAL REPORT

Product sales have generally trended upwards over the last eight quarters as we have continued to launch our once-daily tramadol product in various territories, and sales have generally increased in launched countries as our product continues to gain market share in most of these markets. In 2009, the increase in the second and third quarters was primarily the result of the launch of our product in the U.S. Certain markets are however underperforming, including the U.S., and we are working with our distributors to address the various market dynamics in these countries.

Licensing revenue is generally stable quarter to quarter as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. As previously discussed, a non-recurring licensing revenue was realized in the third quarter of 2008 when we reacquired the rights to our once-daily tramadol product in the United Kingdom from Recordati.

Net loss has been variable over the last eight quarters, and is impacted primarily by the level of our research and development spending, and more recently by the volatility in our share of patent litigation fees as invoiced to us by Purdue Pharma on a quarterly basis, since the second quarter of 2008, as well as the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. currency versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars, and the resulting impact on our results of operations.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. As at December 31, 2009, we had an accumulated deficit of $273,625. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, royalties, research and development tax credits, collaborative research contracts and interest income.

In June 2009, we amended our debt facility agreement with Hercules. Under the amended agreement, we have postponed the date from which we are required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and have changed the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. We believe that the amended agreement provides us with greater financial flexibility. The amendments have resulted in lower interest expense in 2009 and will provide additional liquidity through 2010 and 2011.

In June 2009, we also entered into a revolving credit facility with the National Bank of Canada. Under the credit agreement, we can borrow an amount of up to 45%, or $2,555, of the principal value of our Long-term Notes for an initial three-year period, subject to certain conditions. At the end of the three-year period, under certain conditions we have the option of repaying any amount owing by surrendering the Long-term Notes. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees. As at December 31, 2009, $2,549 of the available credit facility was used, bearing an effective weighted average interest rate of 1.06%.

On November 24, 2009, we entered into a standby equity distribution agreement (“SEDA”) with YA Global Master SPV LTD (the “Purchaser”) pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of our common shares provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at our sole discretion, we may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase our common shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during a ten-day pricing period, subject to a minimum price which we may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00. On January 7, 2010, pursuant to a draw-down notice presented to the Purchaser on December 20, 2009, we received $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount.

Furthermore, on February 18, 2010, we completed a public offering generating net proceeds of approximately $18,960, for the issuance of 11,764,706 units, each unit comprised of one of our common shares and a warrant to purchase one-half of a common share. On February 23, 2010, the underwriters exercised in full their overallotment option and as a result we issued 1,764,706 additional units generating additional net proceeds of approximately $2,950. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.

LABOPHARM 2009 ANNUAL REPORT | 31

Cash, cash equivalents and marketable securities totalled $24,504 as at December 31, 2009 compared to $44,893 as at December 31, 2008, a decrease of $20,389, primarily as a result of funds used in operating activities. The investment of our funds is governed by our corporate investing policy, which monitors the safety and preservation of principal and which limits the amount invested by issuer and the duration or term of the investment instrument. The primary objectives of our investment portfolio are liquidity and capital preservation. As at December 31, 2009, our marketable securities were issued by a wholly-owned subsidiary of the Canadian Federal government.

As at December 31, 2009, accounts receivable totalled $4,736 and primarily included trade receivables. Research and development tax credits receivable totalled $2,584 and included the estimated refundable tax credits earned during the years ended December 31, 2008 and 2009. Inventories totalled $2,637 and consisted of raw materials including trazodone API in anticipation of the launch of OLEPTRO in 2010, intermediate finished product (primarily bulk tablets of once-daily tramadol) and finished packaged goods. Accounts payable and accrued liabilities totalled $18,124 as at December 31, 2009 and included trade and other payables, accrued compensation expenses, restructuring costs remaining to be paid, as well as patent litigation costs payable totalling $9,479. Under a cost-sharing agreement, these patent litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the United States until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be paid. The patent litigation costs payable includes interest payable on the outstanding balance at the Wall Street Journal Prime Rate plus 2%, which was 5.25% as at December 31, 2009. Deferred revenue totalled $17,302 as at December 31, 2009 and included primarily the unrecognized portion of the licensing fees received from the various licensees of our once-daily tramadol product, and of our twice-daily tramadolacetaminophen combination formulation. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, considering our recent public equity offering, we believe that our cash, cash equivalents and marketable securities, anticipated revenue from the commercialization of our products, research and development tax credits, and funds available under our SEDA, should be sufficient to finance our operations and capital needs beyond December 31, 2010. However, in light of the inherent uncertainties associated with the ability to secure licensing or distribution agreements, the commercialization of products including the impact of generic threats, research and development programs, the results of clinical trials, and the receipt of regulatory approval of certain products, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our commercial or development programs or other activities.

Cash Requirements

The following aggregated information about our contractual obligations and other commitments aims to provide insight into our short- and long-term liquidity and capital resource requirements. The information presented in the table below does not include obligations that have original maturities of less than one year:

	PAYMENTS DUE BY YEAR
	TOTAL	LESS THAN 1 YEAR	1 – 3 YEARS	3 – 5 YEARS	MORE THAN 5 YEARS
Long-term debt obligation	27,791	7,055	20,736	—	—
Capital lease obligations	9,171	1,023	2,026	2,244	3,878
Operating leases	402	192	191	19	—

Total contractual obligations	37,364	8,270	22,953	2,263	3,878

The long-term debt obligations are the estimated cash payments we expect to make for our revolving credit facility, and for our U.S. currency denominated term loan with Hercules based on the December 31, 2009 exchange rate, and as such these payments are subject to change based on currency fluctuation. Capital and operating lease obligations pertain primarily to our facilities in Canada, the United States and Europe and the related amounts shown in the above table are the payments due by us in connection with such agreements. There are no significant capital expenditure commitments as at December 31, 2009.

We have entered into a long-term supply agreement with a third-party for the commercial manufacturing of our once-daily tramadol product. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be effective, we have estimated that the minimum remaining commitment related to this agreement could reach approximately $11,678 for the purchase of bulk tablets in 2010 and 2011. Under the terms of the agreement, any shortfall on the purchase commitments may result, in certain circumstances, in an indemnification payment by us at the end of the term of the agreement. We are currently discussing with the third-party to review the terms of the agreement, including the elimination of the minimum volume requirements. We currently believe that no indemnification payment will be required at the end of the term of the agreement. The ultimate outcome of these discussions is however uncertain. We have not recorded any liability with respect to this matter.

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Cash Flows

Funds used in operating activities prior to net changes in other operating items amounted to $24,575 for 2009 compared to $32,414 for 2008, decreasing primarily as a result of our lower net loss. Funds generated from net changes in our other balance sheet items related to our operations were $5,937 in 2009 compared to funds used of $1,708 for 2008. This difference is primarily due to the up-front licensing payment received from Grünenthal in 2009 in relation to our twice-daily tramadol-acetaminophen combination formulation, the majority of which was recorded in deferred revenue, as well as the recognition as licensing revenue in 2008 of the balance of the licensing payments which had been received from Recordati, as a result of reacquiring the marketing rights to our once-daily tramadol in the U.K., as was previously discussed.

Funds generated by investing activities for 2009 amounted to $33,176 compared to $18,158 in 2008, primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures for 2009 were $417 compared to $1,807 for 2008, a decrease reflecting our cost reduction initiatives and preservation of cash approach. Capital expenditures for 2009 were primarily related to the acquisition of laboratory and plant equipment, and internally generated patents.

For 2009, funds generated by our financing activities amounted to $2,345 compared to $5,524 in 2008. The funds generated in 2009 reflect primarily the draw down from our revolving credit facility in July 2009, while in 2008 they primarily reflect the US$5,000 draw down of Tranche B on our term loan with Hercules in October 2008.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $125 were issued to the lessors of our facilities in Ireland and in the U.S. as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $133 which have been classified as restricted investments.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

RELATED PARTY TRANSACTIONS

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is the Managing Director and member of the Board of Directors of our wholly-owned subsidiary, Labopharm Europe Limited, and a former director of the Company (up to May 2008). The fees paid by us to ACPharma Ltd. during 2009 and 2008 were $304 and $331, respectively. The amounts were recorded at their exchange amounts and are subject to normal trade terms.

FINANCIAL INSTRUMENTS

A complete analysis of our financial instruments including their extent, their classification, their carrying value, their fair value including the methods and assumptions used to determine their fair value, as well as a discussion of foreign exchange risk, interest rate risk, credit risk and liquidity risk, including risk sensitivities, can be found in Note 24 to the consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2008, CICA issued Section 1582, Business Combinations, which replaces Section 1581, Business Combinations. This standard establishes standards for the accounting for a business combination. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. We will be evaluating the effects of adopting this new standard as required.

In December 2009, the Emerging Issues Committee issued Abstract EIC-175, Multiple Deliverable Revenue Arrangements, which provides an alternative method for determining the selling price of deliverables under revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC-175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. We will be evaluating the effects of adopting this new standard.

LABOPHARM 2009 ANNUAL REPORT | 33

OUTSTANDING SHARE DATA

The number of shares outstanding as of February 24, 2010, is 71,567,941 and has increased by 14,111,577 since December 31, 2009 due to: i) the issuance of 13,529,412 common shares as part of our public offering completed on February 18 and the overallotment option exercised by the underwriters on February 23, 2010; ii) the issuance of 482,165 common shares on January 8, 2010 pursuant to the $1,000 draw down on the SEDA; and iii) the exercise of 100,000 warrants by Hercules for the purchase of 100,000 common shares at $0.89 per share.

As at February 24, 2010, 795,152 warrants for the purchase of one common share each at $0.89 per share were outstanding and exercisable up to December 28, 2012. In addition, pursuant to our public offering completed on February 18 and 23, 2010, 13,529,412 warrants for the purchase of one-half of a common share each at US$2.30 per share, were outstanding, and exercisable starting August 18 or 23, 2010 until February 18 or 23, 2013.

The number of options outstanding as at February 24, 2010, is 5,702,600 and has increased by 770,117 since December 31, 2009 due to the granting of 794,150 stock options and the expiry of 24,033 stock options.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board (AcSB) has announced that, effective January 1, 2011, International Financial Reporting Standards (IFRS) will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption are also expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: (i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures; (v) training and communications, including investor relations and external communications plans; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2010, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training. We will also make accounting policy choices and prepare our accounting system accordingly, to enable preparation of our opening financial position under IFRS for 2010.

Although our impact assessment activities are underway, continued progress is necessary before we can prudently increase the specificity of the disclosure of the impacts of IFRS.

Progress Towards Completion of Our IFRS Changeover Plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of December 31, 2009. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. Additional information will be provided as we move towards the changeover date.

34 | LABOPHARM 2009 ANNUAL REPORT

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Accounting policies and financial statement preparation	Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions	Assessment and quantification of the significant effects of the changeover to be completed by approximately the first quarter of 2010	Preliminary identification of IFRS differences completed by the third-party experts and review by management underway

	Evaluate and select one-time and ongoing accounting policy alternatives	Final selection of accounting policy alternatives by the changeover date	Evaluation and selection of accounting policy alternatives is ongoing

	Benchmark findings with peer companies		Third-party experts are assisting in the transition

	Prepare financial statements and related note disclosures to comply with IFRS		Expected changes in IFRS being monitored

Quantify the effects of changeover to IFRS

Information technology and data systems	Identify and address IFRS differences that require changes to financial systems	Changes to significant systems and dual record-keeping process to be completed in time for the second quarter of 2010	No IFRS differences with significant system impacts have been identified to date

	Evaluate and select methods to address need for dual recordkeeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011		Dual record-keeping solution design is underway

Internal control over financial reporting (ICFR)	Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual recordkeeping during 2010	Changes to be completed by the second quarter of 2010. Conduct management evaluation of new or revised controls throughout 2010	Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls

	Design and implement internal controls with respect to one-time changeover adjustments and related communications	Update the Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun

Training and communication	Provide training to affected employees of operating units and management	Timely training provided to align with work under changeover – training to be completed by mid-2010	Selected training for resources directly engaged in the changeover and general awareness to broader group of finance employees

	Communicate progress of changeover plan to internal and external stakeholders	Communicate effects of changeover for 2011 financial planning process, by the third quarter of 2010	Periodic internal and external communications about our progress are ongoing

Third-party experts are assisting in the transition

Business activities	Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans	Changes to be completed by the third quarter of 2010	No potential impact identified to date

Make any required changes to arrangements and plans

LABOPHARM 2009 ANNUAL REPORT | 35

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

As at December 31, 2009, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer have concluded that the disclosure controls and procedures of the Company were effective and provide reasonable assurance that material information related to the Company would be made known to them on a timely basis and reported as required.

Also at December 31, 2009, an evaluation of the effectiveness of internal controls over financial reporting, as defined in the rules of the SEC and Canadian Securities Administrators, was carried out to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with GAAP. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer have concluded that the internal controls over financial reporting of the Company were effective and provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

These evaluations were based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, a recognized control model, and the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. A disclosure committee comprised of members of senior management assists the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer in their responsibilities.

All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures. As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

36 | LABOPHARM 2009 ANNUAL REPORT

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles.

As of the end of the Company’s 2009 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2009 was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by the Company’s independent auditors, as stated in their report appearing on page 38.

(signed)	(signed)
James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer

March 31, 2010, Laval

LABOPHARM 2009 ANNUAL REPORT | 37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited Labopharm Inc.’s [the “Company”] internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission [the “COSO criteria”]. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management report on internal control over financial reporting on page 37 of its Annual Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 31, 2010 expressed an unqualified opinion thereon.

(signed)

Ernst & Young LLP1

Chartered Accountants

Montréal, Canada

March 31, 2010

[1]	CA auditor permit no. 16652

38 | LABOPHARM 2009 ANNUAL REPORT

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and the management’s discussion and analysis of Labopharm Inc. are the responsibility of the management and have been approved by Labopharm’s Board of Directors.

These consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. They include some amounts that are based on estimates and judgments. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements.

To ensure the accuracy and objectivity of the information contained in the consolidated financial statements, Labopharm’s management maintains a system of internal accounting controls. Management believes this system gives a reasonable degree of assurance that the financial documents are reliable and provide an adequate basis for the financial statements, and that the Company’s assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements in this annual report primarily through its audit committee. The audit committee is formed of outside directors who review the Company’s annual consolidated financial statements as well as the management’s discussion and analysis and the operating results and recommend their approval by the Board. Ernst & Young LLP, Chartered Accountants, the external auditors designated by the shareholders, periodically meet with the audit committee to discuss auditing, the reporting of financial information and other related subjects.

(signed)	(signed)
James R. Howard-Tripp	Mark A. D’Souza
President and Chief Executive Officer	Senior Vice-President and
Chief Financial Officer
March 31, 2010, Laval

LABOPHARM 2009 ANNUAL REPORT | 39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Labopharm Inc.

We have audited the accompanying consolidated balance sheets of Labopharm Inc. [the “Company”] as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in accordance with Canadian generally accepted accounting principles.

As explained in note 3 to the consolidated financial statements, in 2009, the Company adopted the requirements of the Canadian Institute of Chartered Accountants [“CICA”] Handbook Section 3064, Goodwill and Intangible Assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2010 expressed an unqualified opinion thereon.

(signed)

Ernst & Young LLP1

Chartered Accountants

Montréal, Canada

March 31, 2010

[1]	CA auditor permit no. 16652

40 | LABOPHARM 2009 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

[thousands of Canadian dollars]

AS AT DECEMBER 31,	2009 $	2008 [Restated – note 3a] $
ASSETS [note 14]
Current
Cash and cash equivalents [note 2]	23,650	8,373
Marketable securities [note 4]	854	36,520
Accounts receivable [note 5]	4,736	3,277
Research and development tax credits receivable	2,584	1,274
Income taxes receivable	223	474
Inventories [note 6]	2,637	1,760
Prepaid expenses and other assets	701	641

Total current assets	35,385	52,319

Restricted investments [notes 7 and 16]	133	141
Long-term investment [note 8]	2,885	3,178
Property, plant and equipment [note 9]	8,575	9,741
Intangible assets [note 10]	2,018	2,263
Future income tax assets [note 17]	124	145

	49,120	67,787

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities [note 11]	18,124	13,134
Current portion of deferred revenue [note 12]	2,938	4,768
Current portion of obligations under capital leases [note 13]	309	271
Current portion of long-term debt [note 14]	3,558	3,378

Total current liabilities	24,929	21,551

Deferred revenue [note 12]	14,364	9,094
Obligations under capital leases [note 13]	5,033	5,342
Long-term debt [note 14]	18,939	20,265

Total liabilities	63,265	56,252

Shareholders’ equity (deficiency)
Capital stock [note 15]
Common shares, no par value, unlimited authorized shares, 57,456,364 and 56,826,063 issued as at December 31, 2009 and 2008, respectively	242,316	241,967
Warrants [note 15]	937	751
Contributed surplus [note 15]	16,385	14,937
Deficit	(273,625)	(247,515)
Accumulated other comprehensive income (loss)	(158)	1,395

Total shareholders’ equity (deficiency)	(14,145)	11,535

	49,120	67,787

Commitments, guarantees and contingencies [notes 16 and 17]

Subsequent events [note 28]

See accompanying notes

On behalf of the Board:	(signed)	(signed)
	James R. Howard-Tripp	Rachel R. Selisker

LABOPHARM 2009 ANNUAL REPORT | 41

CONSOLIDATED STATEMENTS OF OPERATIONS

[thousands of Canadian dollars, except share and per share amounts]

FOR THE YEARS ENDED DECEMBER 31,	2009 $	2008 [Restated – note 3a] $	2007 [Restated – note 3a] $
REVENUE
Product sales	18,480	13,158	11,935
Licensing	4,902	8,856	5,846
Royalties	962	—	—
Research and development collaborations	228	—	1,217

	24,572	22,014	18,998

EXPENSES
Cost of goods sold [excluding amortization] [note 6]	8,345	5,818	7,216
Research and development expenses, net [note 18]	12,703	23,451	23,583
Selling, general and administrative expenses [note 16]	26,274	26,683	20,578
Financial expenses [note 19]	4,296	3,133	1,931
Impairment loss on long-term investment	—	1,291	1,474
Amortization of property, plant and equipment and intangible assets	1,822	1,975	1,845
Interest income	(417)	(1,874)	(3,478)
Foreign exchange loss (gain)	(3,239)	2,235	37
Restructuring costs [notes 11 and 23]	897	—	—

	50,681	62,712	53,186

Loss before income taxes	(26,109)	(40,698)	(34,188)
Income tax expense (recovery) [note 17]	1	(59)	2,501

Net loss for the year	(26,110)	(40,639)	(36,689)

Net loss per share – basic and diluted	(0.46)	(0.72)	(0.65)

Weighted average number of common shares outstanding	57,123,105	56,822,506	56,801,196

See accompanying notes

42 | LABOPHARM 2009 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY) AND COMPREHENSIVE LOSS

[thousands of Canadian dollars, except share amount]

	OUTSTANDING COMMON SHARES		WARRANTS	CONTRIBUTED SURPLUS	DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TOTAL
	#	$	$	$	$	$	$
Balance, December 31, 2006, as previously reported	56,747,963	241,588	—	8,417	(168,449)	—	81,556
Change in accounting policy [note 3a]	—	—	—	—	(1,838)	—	(1,838)

Balance, December 31, 2006, restated	56,747,963	241,588	—	8,417	(170,287)	—	79,718
Net loss for the year, restated [note 3a]	—	—	—	—	(36,689)	—	(36,689)
Changes in unrealized losses on marketable securities	—	—	—	—	—	(50)	(50)

Comprehensive loss for the year							(36,739)
Issuance of warrants [note 15]	—	—	541	—	—	—	541
Shares issued upon the exercise of stock options [note 15]	70,000	367	—	(142)	—	—	225
Stock-based compensation [note 15]	—	—	—	4,252	—	—	4,252

Balance, December 31, 2007, restated	56,817,963	241,955	541	12,527	(206,976)	(50)	47,997
Net loss for the year, restated [note 3a]	—	—	—	—	(40,639)	—	(40,639)
Changes in unrealized gains on marketable securities	—	—	—	—	—	1,445	1,445

Comprehensive loss for the year							(39,194)
Transitional adjustment on adoption of accounting policy [note 3d]	—	—	—	—	100	—	100
Issuance of warrants [note 15]	—	—	190	—	—	—	190
Repricing of warrants [note 15]	—	—	20	—	—	—	20
Shares issued upon the exercise of stock options [note 15]	8,100	12	—	(4)	—	—	8
Stock-based compensation [note 15]	—	—	—	2,414	—	—	2,414

Balance, December 31, 2008, restated	56,826,063	241,967	751	14,937	(247,515)	1,395	11,535
Net loss for the year	—	—	—	—	(26,110)	—	(26,110)
Unrealized net gains and/or losses on marketable securities in prior years transferred to net loss in the current year	—	—	—	—	—	(1,395)	(1,395)
Changes in unrealized losses on marketable securities	—	—	—	—	—	(158)	(158)

Comprehensive loss for the year							(27,663)
Share issuance	591,568	916	(363)	—	—	—	553
Share issuance costs	—	(642)	—	—	—	—	(642)
Vesting of warrants [note 14]	—	—	549	—	—	—	549
Shares issued upon the exercise of stock options [note 15]	38,733	75	—	(31)	—	—	44
Stock-based compensation [note 15]	—	—	—	1,479	—	—	1,479

Balance, December 31, 2009	57,456,364	242,316	937	16,385	(273,625)	(158)	(14,145)

See accompanying notes

LABOPHARM 2009 ANNUAL REPORT | 43

CONSOLIDATED STATEMENTS OF CASH FLOWS [thousands of Canadian dollars]

FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
		[Restated – note 3a]	[Restated – note 3a]
	$	$	$

OPERATING ACTIVITIES
Net loss for the year	(26,110)	(40,639)	(36,689)
Items not affecting cash
Amortization of property, plant and equipment	1,494	1,646	1,542
Amortization of intangible assets	328	329	303
Amortization of premiums and discounts on marketable securities	110	53	255
Loss on sale of property, plant and equipment	65	—	—
Impairment loss on long-term investment	—	1,291	1,474
Non-cash financial expenses	707	423	131
Unrealized foreign exchange (gain) loss	(2,648)	2,069	44
Future income taxes	—	—	18
Stock-based compensation	1,479	2,414	4,252

	(24,575)	(32,414)	(28,670)
Net change in other operating items [note 20]	5,937	(1,708)	1,249

	(18,638)	(34,122)	(27,421)

INVESTING ACTIVITIES
Acquisition of marketable securities	(8,466)	(50,243)	(73,066)
Proceeds from disposals of marketable securities	9,420	3,234	13,385
Proceeds from maturities of marketable securities	32,639	67,019	85,961
Acquisition of restricted investment	—	(45)	—
Acquisition of property, plant and equipment	(334)	(1,300)	(1,518)
Acquisition of intangible assets	(83)	(507)	(584)

	33,176	18,158	24,178

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(271)	(203)	(96)
Proceeds from issuance of common shares	547	8	225
Payment of issuance costs of common shares	(118)	—	—
Repayment of long-term debt	—	—	(6,977)
Proceeds from issuance of long-term debt	2,549	5,647	14,117
Proceeds from issuance of warrants	—	190	541
Financing costs incurred	(362)	(118)	(25)

	2,345	5,524	7,785

Foreign exchange gain (loss) on cash held in foreign currencies	(1,606)	1,640	(1,091)

Net change in cash and cash equivalents during the year	15,277	(8,800)	3,451
Cash and cash equivalents, beginning of year	8,373	17,173	13,722

Cash and cash equivalents, end of year	23,650	8,373	17,173

Supplemental cash flow information:
Interest paid	3,281	2,473	1,762
Income taxes paid (recovered)	(200)	267	(850)

See accompanying notes

44 | LABOPHARM 2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

[thousands of Canadian dollars or other currencies, except where noted and for share and per share amounts]

1. DESCRIPTION OF BUSINESS

Labopharm Inc. [the “Company”], incorporated under the Companies Act (Québec), is an international specialty pharmaceutical company focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Company develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that may have the necessary resources and distribution networks to market and sell its pharmaceutical products.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles [“Canadian GAAP”]. The most significant accounting policies are summarized below. A reconciliation of significant differences with generally accepted accounting principles in the United States [“U.S. GAAP”] is presented in note 27.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant judgement and estimates are required in the determination of revenue recognition, including reserves for product rebates and the period over which deferred revenue is recognized, the assessment of asset impairment, including those related to long-lived assets and investments for which there is no active market. They are also required for the valuation allowance for future tax assets, tax credits, as well as for the measurement of stock-based compensation and the recognition and measurement of contingencies. The Company reviews all significant estimates affecting the consolidated financial statements on a recurring basis and records the effect of any adjustments when necessary. Actual results could differ from those estimates and such differences could be material.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation.

Revenue recognition

The Company recognizes revenue from product sales, royalties, research and development collaborations, and licensing arrangements, which may include multiple elements. The Company’s distribution and license agreements for its products typically include the following deliverables: a license for the customer to sell the product in the licensed territory, additional services to get the product approved in the licensed territory and product support throughout the term of the agreement, and supply of products during the term of the agreement. Consideration for the deliverables can include up-front and/ or milestone payments as well as a unit price for the supply of product. Up-front and milestone payments are generally non-refundable. If refundable however, any payment received, or portion of such payment, would be precluded from revenue recognition until the refund condition lapses. Distribution and license agreements are generally not cancellable unless there is a material breach by one of the parties or a significant change in market conditions or mutual agreement between the parties, at which time any amounts remaining in deferred revenue would be recognized.

Revenue arrangements with multiple elements are reviewed in order to determine whether the multiple elements can be divided into separate units of accounting. If separable, the consideration received is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the separate units. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting.

Product sales – Revenue from sales of products is recognized when the product is shipped to the Company’s customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped, when the selling price is fixed and determinable, and collectibility is reasonably assured. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by the Company according to the underlying agreement, based on the Company’s historical experience where relevant, or according to a floor price, where appropriate. Milestone payments earned upon the achievement of a predetermined sales level are recorded as revenue from product sales when the predetermined sales level is reached and collectibility is reasonably assured.

LABOPHARM 2009 ANNUAL REPORT | 45

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Revenue recognition [cont’d]

Licensing revenue – For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, the revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Milestone fees specifically tied to a separate earnings process and deemed to be substantive and at risk are recognized as revenue when such milestones are achieved and collectibility is reasonably assured. Otherwise, they are recognized over the remaining term of the underlying agreement or the term over which the Company maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period over which the Company maintains substantive contractual obligations changes following significant events or circumstances.

Royalty revenue – Revenue arising from royalties is recognized when reasonable assurance exists regarding measurement and collectibility. Royalties are calculated as a percentage of net sales realized by the Company’s licensee of its product. The licensee’s net sales consist of revenues from product sales of the Company’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Company recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when collectibility is reasonably assured.

Revenue from the launch of a new product, for which the Company or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any royalties or product sales received or receivable in advance of recognition are recorded in deferred revenue.

Research and development collaborations – The Company recognizes revenue from various research agreements as the contracted services are performed or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Company considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents. Due to these factors, cash equivalents have been classified as held-for-trading.

As at December 31, 2009, cash and cash equivalents consisted entirely of cash and as at December 31, 2008, cash and cash equivalents included $628 of cash equivalents with an annual effective yield of 0.42%.

Marketable securities

Marketable securities are classified as available-for-sale and are recorded at fair value. Unrealized gains or losses which are considered temporary are recognized in accumulated other comprehensive income (loss) in shareholders’ equity until the marketable security is derecognized and all cumulative gain or loss is then recognized in net loss for the year. The Company reviews available-for-sale securities at each reporting period end to identify and evaluate investments that show indications of possible impairment. A security is considered impaired if its unrealized losses represent impairment that is considered to be other than temporary. In determining whether a loss is temporary, factors considered include the extent of the unrealized loss, the length of time that the security has been in an unrealized loss position, the financial condition and near-term prospects of the issuer, and the Company’s intention or obligation to sell the security before any anticipated recovery. If the decline is considered to be other than temporary, a write-down is recorded in the Company’s Consolidated Statements of Operations. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those securities, respectively. The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings is determined by specific identification.

Allowance for doubtful accounts

The Company reviews its accounts receivable on a regular basis to determine if any receivables have a high risk of being uncollectible, and includes these in its allowance for doubtful accounts. Actual write-offs may however exceed the recorded allowance. The Company has no allowance for doubtful accounts as at December 31, 2009 or 2008.

46  |  LABOPHARM 2009 ANNUAL REPORT

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost less related investment tax credits for research and development equipment.

Assets acquired under capital leases are recorded at cost, being the initial present value of the minimum lease payments after deduction of executory costs.

Amortization of property, plant and equipment and assets acquired under capital leases are calculated over their estimated useful lives using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Intangible assets

Intangible assets consist of acquired patents and internally generated patents which meet the generally accepted accounting criteria for deferral and amortization, which is typically achieved when the underlying product is approved for sale in the underlying territory. The internally generated patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third parties for the use or the licensing of technologies. Intangible assets also include software that is not an integral part of the related hardware or equipment. Amortization of intangible assets is calculated over their estimated useful lives, which cannot exceed the life of the underlying patents, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents	Straight-line	up to 20 years
Software	Diminishing balance	30%

Research expenses are charged to income in the year of expenditure. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Company has not deferred any such development costs to date.

Impairment of long-lived assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset to be held and used with the total of the undiscounted cash flows expected from its use and disposal. If such an asset is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, generally determined on a discounted cash flow basis. Any impairment results in a write-down of the asset and a charge to income during the year.

Financial instruments – Recognition and measurement

All financial assets are classified as held-for-trading, held-to-maturity investments, loans and receivables or available-for-sale. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments are recorded initially on the consolidated balance sheets at fair value. After initial recognition, the financial instruments are measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which are measured at amortized cost using the effective interest method.

The effective interest related to the financial assets and liabilities classified as loans and receivables or other financial liabilities and the gain or loss arising from a change in the fair value of a financial asset classified as held-for-trading are included in net loss for the year during which they arise. If a financial asset is classified as available-for-sale, the gain or loss is recognized in accumulated other comprehensive income (loss) until the financial asset is derecognized and all cumulative gain or loss is then recognized in net loss for the year. If there has been a loss in value of such investment that is other than a temporary decline, the investment is written down and the impairment loss is recognized in net loss for the year.

Issuance costs of capital stock

The Company records share issuance costs as a reduction of capital stock.

Financing costs

Financing fees and transaction costs associated with the issuance of debt are deferred, recorded as a reduction of the carrying value of the related debt, and amortized over the term of the related debt using the effective interest method.

LABOPHARM 2009 ANNUAL REPORT | 47

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONT’D]

Government assistance

Grant amounts resulting from government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate at the time the assistance becomes receivable.

Foreign currency translation

The Company’s foreign subsidiaries are considered to be integrated foreign entities and are accounted for in accordance with the temporal method, as are transactions in foreign currencies entered into by the Company. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the year-end exchange rate. Non-monetary assets and liabilities are translated at the historical exchange rate, and revenue and expense items are translated into Canadian dollars at rates of exchange in effect at the related transaction dates. Exchange gains and losses arising from these transactions are included in income in the year during which they occurred.

Stock-based compensation plan

The Company has a stock-based compensation plan and has applied the fair value based method to expense all options awarded to employees and directors since March 1, 2002. The fair value of stock options granted is determined at the date of grant using the Black-Scholes option pricing model, and expensed over the vesting period of the options. Awards with graded vesting are considered multiple awards. In determining the expense, the Company deducts the number of awards that are expected to be forfeited at the time of grant and the Company revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates. The Company’s policy is to issue new shares upon the exercise of stock options.

Net loss per share

The basic net loss per share is calculated using the weighted average number of common shares outstanding during the year. The diluted net loss per share is calculated based on the weighted average number of common shares outstanding during the year, plus the effects, if any, of dilutive common share equivalents such as options. This method requires that the diluted net loss per share be calculated using the treasury stock method, as if all common share equivalents had been exercised at the beginning of the reporting period, or period of issuance, as the case may be, and that the funds obtained thereby were used to purchase common shares of the Company at the volume weighted average trading price of the common shares during the year. Diluted net loss per share is equal to the basic net loss per share since the effect of exercising 1,183,208 options and warrants [2008 – 885,876, 2007 – 76,622] would be anti-dilutive.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods during which the future tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Recent accounting pronouncements

In December 2008, the Canadian Institute of Chartered Accountants [“CICA”] issued Handbook Section 1582, Business Combinations, which replaces Section 1581, Business Combinations. This standard establishes standards for the accounting for a business combination. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company will be evaluating the effects of adopting this new standard as required.

In December 2009, the Emerging Issues Committee issued Abstract EIC-175, Multiple Deliverable Revenue Arrangements, which provides an alternative method for determining the selling price of deliverables under revenue arrangements with multiple deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC-175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011. Early adoption is permitted. The Company will be evaluating the effects of adopting this new standard.

3. CHANGES IN ACCOUNTING POLICIES

The following CICA Handbook Sections, were adopted by the Company on January 1, 2009:

a)

Section 3064, Goodwill and Intangible Assets, was adopted by the Company on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The application of this new Section had an impact on the Company’s financial results, as the Company will no longer recognize as intangible assets internally generated trademarks, and internally generated patents which do

48  |  LABOPHARM 2009 ANNUAL REPORT

not meet the generally accepted accounting criteria for deferral and amortization. In accordance with the transitional provisions of Section 3064, these new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,838 decrease in intangible assets and a $1,838 increase in deficit as at December 31, 2006, a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the year ended December 31, 2008, the adoption of these new standards resulted in the following changes: a $287 increase [2007 –$243] in selling, general and administrative expenses, a $175 decrease [2007 – $129] in amortization of intangible assets, for a $112 increase [2007 – $114] in net loss. The basic and fully diluted net loss per share for the year ended December 31, 2008 increased by $0.002 from $0.71 to $0.72 [2007 – increased by $0.002 from $0.64 to $0.65].

Furthermore, software that is not an integral part of the related hardware or equipment is now included in intangible assets rather than as part of property, plant and equipment, resulting in a decrease in the net carrying value of property, plant and equipment by an amount of $472 as at December 31, 2008, with a corresponding increase in the net carrying value of intangible assets.

b)	Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855, Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of EIC-173 had no impact on the Company’s consolidated financial statements.

c)	In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of this standard did not impact the amounts reported in the Company’s consolidated financial statements as it relates to disclosures.

d)	Section 3031, Inventories, was adopted by the Company on January 1, 2008. This Section replaces the previous standard for inventories, Section 3030. The application of this new Section had an impact on the Company’s measurement of inventories. Under the new Section, inventories should be measured at the lower of cost and net realizable value, while prior to the adoption of the new Section, the Company valued its raw materials at the lower of cost and replacement cost. The transitional provision of the Section required that the standard be applied to the opening inventory balance of the period, with any resulting adjustment recorded to the opening deficit. This change in the measurement method of raw materials resulted in an increase of $100 to the carrying value of raw materials as at January 1, 2008 and consequently the opening balance of deficit was reduced by $100. Prior periods were not restated. The adoption of this Section had no other impact on the Company’s consolidated financial statements.

4. MARKETABLE SECURITIES

Marketable securities are comprised of the following securities with an average weighted yield of 0.70% [2008 – 2.93%]:

	AMORTIZED COST $	GROSS UNREALIZED GAINS $	GROSS UNREALIZED LOSSES $	ESTIMATED FAIR VALUE $
As at December 31, 2009
Maturing within one year
Government-backed commercial paper	1,012	—	(158)	854

	1,012	—	(158)	854

As at December 31, 2008
Maturing within one year
Government-backed commercial paper	24,249	1,385	(16)	25,618
Government bonds	6,452	64	(1)	6,515

	30,701	1,449	(17)	32,133

Maturing after one year
Government bonds	4,424	—	(37)	4,387

	35,125	1,449	(54)	36,520

LABOPHARM 2009 ANNUAL REPORT | 49

4. MARKETABLE SECURITIES [CONT’D]

None of the marketable securities held as at December 31, 2009 or 2008 have been in an unrealized loss position for more than twelve months. The gross unrealized losses as at December 31, 2009 are primarily related to the marketable securities denominated in U.S. dollars and result primarily from an unfavourable currency fluctuation. The Company considers these gross unrealized losses temporary due to the significant volatility in the exchange rate between the U.S. dollar and the Canadian dollar over the last several quarters. It is however possible that upon maturity or sale of these securities denominated in U.S dollars, that the U.S. - Canadian dollar exchange rate will not be at the level it was at the time of purchase and that the Company realizes a foreign currency loss.

During the year ended December 31, 2009, as a result of the disposal or maturities of available-for-sale marketable securities and the effect of currency fluctuation, gross realized gains amounted to $1,720 [2008 – nil], and gross realized losses amounted to $1,234 [2008 – nil], and were included in the consolidated statement of operations in foreign exchange loss (gain).

5. ACCOUNTS RECEIVABLE

	2009 $	2008 $
Trade	4,617	2,963
Sales taxes	109	280
Other	10	34

	4,736	3,277

6. INVENTORIES

	2009 $	2008 $
Raw materials	1,567	873
Intermediate finished goods	790	657
Finished goods	280	230

	2,637	1,760

During the year ended December 31, 2009, inventories in the amount of $7,430 [2008 – $5,356] were recognized as cost of goods sold, including provisions for write-downs to net realizable value amounting to $206 [2008 – $437], and a reversal of previously recorded write-downs amounting to $423 [2008 – $150] primarily as a result of the reversal of a $240 write-down, taken in 2007, of a deposit made to a vendor for the manufacturing of products, and of the reduction of the Company’s reserve for potentially unsalable inventory due to a short shelf life, based on revised estimates.

7. RESTRICTED INVESTMENTS

The restricted investments are comprised of two deposits [2008 – two deposits] maturing in 2010 and 2011 with an annual weighted average effective yield of 2.54% [2008 – 2.56%]. These two investments collateralize letters of credit issued by financial institutions as security for certain of the Company’s lease obligations [note 16].

8. LONG-TERM INVESTMENT

As at December 31, 2008, the Company held non-bank sponsored asset-backed commercial paper [“Montreal Proposal ABCP”] with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, the Company received in exchange of its Montreal Proposal ABCP long-term investments having a face value of $5,683, consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes [collectively, the “Long-term Notes”], all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which was recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.50%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in

50  |  LABOPHARM 2009 ANNUAL REPORT

full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Company has designated the Long-term Notes as held-for-trading.

During the year ended December 31, 2009, $93 of accrued interest and capital was received and recorded as a reduction of fair value of the Long-term Notes. The Company estimates the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at December 31, 2009. The valuation technique used by the Company to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. The Company estimates that the Long-term Notes will generate interest returns ranging from 0.00% to 2.50% until their maturity, which is assumed to be at the end of 2016. The discount rates used consider factors such as yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and the nature of the underlying assets. A discount rate of 8.70% was used for the Class A-1 notes, 11.20% for the Class A-2 notes, and 22.20% for the Class B notes, resulting in a weighted average discount rate of approximately 11.50%. The fair value of the Class C Notes is estimated to be nil due to the significant uncertainty as to the ultimate collectability of these notes as a result of their estimated credit risk. As at December 31, 2009, based on the Company’s valuation model, the fair value of the Long-term Notes is estimated to be approximately $2,885.

As the fair value of the Long-term Notes is determined using a number of assumptions and is based on the Company’s assessment of market conditions as at December 31, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in the valuation of the Company’s Long-term Notes is the discount rate or the yield that prospective investors will require. The Company conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of its Long-term Notes ranging from $2,594 to $3,177. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $172.

9. PROPERTY, PLANT AND EQUIPMENT

	COST $	ACCUMULATED AMORTIZATION $	NET CARRYING VALUE $
2009
Building and building improvements	8,620	3,693	4,927
Laboratory and plant equipment	7,039	4,624	2,415
Computer hardware and software	1,956	1,550	406
Furniture and office equipment	1,659	903	756
Leasehold improvements	159	88	71

	19,433	10,858	8,575

2008
Building and building improvements	8,596	3,102	5,494
Laboratory and plant equipment	6,819	4,104	2,715
Computer hardware and software	1,949	1,378	571
Furniture and office equipment	1,653	785	868
Leasehold improvements	159	66	93

	19,176	9,435	9,741

The right to use the building and the building improvements reverts to its owners in 2018 unless the Company renews or extends the lease. The consolidated statements of cash flows for the year ended December 31, 2008 include acquisitions of property, plant and equipment for $128 purchased in 2007. During the year ended December 31, 2009, the Company also wrote off $5 of property, plant and equipment [2008 – $50] that were fully depreciated and were no longer used by the Company.

Property, plant and equipment include the following assets under capital leases:

	COST $	ACCUMULATED AMORTIZATION $	NET CARRYING VALUE $
2009
Building	5,970	2,653	3,317
Office equipment	94	53	41

	6,064	2,706	3,358

2008
Building	5,970	2,255	3,715
Office equipment	94	33	61

	6,064	2,288	3,776

Amortization expense of assets under capital leases amounting to $418 [2008 – $417; 2007 – $447] is included in amortization of property, plant and equipment. During 2009, no property, plant and equipment were acquired through capital leases [2008 – nil; 2007 – $96].

LABOPHARM 2009 ANNUAL REPORT | 51

10. INTANGIBLE ASSETS

	COST $	ACCUMULATED AMORTIZATION $	NET CARRYING VALUE $
2009
Intellectual property rights	929	450	479
Patents	1,566	361	1,205
Software	1,313	979	334

	3,808	1,790	2,018

2008
Intellectual property rights	929	369	560
Patents	1,492	261	1,231
Software	1,306	834	472

	3,727	1,464	2,263

During the year ended December 31, 2009, the Company recognized as intangible assets costs of $76 [2008 – $428] related to internally generated patents meeting the generally accepted criteria for deferral and amortization, and $7 for acquired software [2008 – $79], and wrote off internally generated patents having a cost of $2 [2008 – nil] and a net carrying value of nil [2008 – nil].

11. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009 $	2008 $
Trade payables and accruals	4,948	4,317
Patent defense litigation costs [note 16 [a]]	9,479	4,894
Accrued payroll and related expenses	1,903	2,816
Restructuring costs payable [note 23]	473	—
Other	1,321	1,107

	18,124	13,134

12. DEFERRED REVENUE

In July 2008, the Company reached an agreement with Recordati Ireland Ltd. [“Recordati”] to reacquire the sales and marketing rights to its once-daily tramadol product for the United Kingdom. Under this agreement, the Company received a payment of $1,118 [€700] from Recordati, of which $106 was in consideration of an account receivable related to a portion of a previously recognized milestone payment, and repurchased finished goods inventory for a cash consideration of $269. Prior to the conclusion of this agreement, the Company was recognizing as licensing revenue $408 per year on a straight-line basis for licensing payments previously received from Recordati. Following the conclusion of this agreement, the Company has no further substantive contractual obligations towards Recordati and the balance of the deferred licensing payments previously received and amounting to $3,411 was recognized as licensing revenue in the year ended December 31, 2008, together with the unrecognized portion of the $1,118 payment.

In 2005, the Company received a non-refundable up-front licensing payment of $23,100 [US$20,000] from Purdue Pharma Products L.P. [“Purdue Pharma”], which was being recognized as revenue on a straight-line basis until November 2010 which was the estimated term over which the Company was expecting to maintain substantive contractual obligations. As at December 31, 2009, the Company has revised the term over which it expects to maintain substantive contractual obligations towards Purdue Pharma to December 31, 2013. This period may be shortened or extended further as a result of future events or circumstances. Prior to December 31, 2009, the Company was recognizing $3,468 per year [prior to July 1, 2008 – $2,718 per year; prior to May 30, 2007 – $6,470 per year] as licensing revenue with respect to this up-front payment, an impact of $0.06 on the basic and diluted net loss per share; following this change in estimate, the amount will be $795 per year, an impact of approximately $0.01 on the basic and diluted net loss per share, based on the weighted average number of shares outstanding as at December 31, 2009.

13. OBLIGATIONS UNDER CAPITAL LEASES

	2009 $	2008 $
Building, repayable in monthly instalments of $83 until May 2013 and $96 from June 2013 to April 2018, including interest calculated at 14.6%	9,121	10,121
Various leases for office equipment, repayable in monthly instalments totalling $2, including interest ranging from 7.3% to 7.8%, with maturity from February to March 2012	50	72

	9,171	10,193
Interest included in instalments	3,829	4,580

	5,342	5,613
Less: current portion	309	271

	5,033	5,342

Future minimum annual lease payments under capital leases for the next five years and thereafter are as follows:

$
2010	1,023
2011	1,022
2012	1,004
2013	1,094
2014	1,150
Thereafter	3,878

9,171

52 | LABOPHARM 2009 ANNUAL REPORT

14. LONG-TERM DEBT

	2009 $	2008 $
Term loan of US$20,000, maturing on June 1, 2012, bearing interest at 10.95%, interest only payments until June 1, 2010 and subsequently repayable in 24 monthly payments of US$932 [$978] including principal and interest	20,988	—
Term loan Tranche A of US$15,000, maturing on December 1, 2011, bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of US$574 including principal and interest	—	18,342
Term loan Tranche B of US$5,000, maturing on December 1, 2011, bearing interest at 10.95%, interest only payments until June 1, 2009 and subsequently repayable in 30 monthly payments of US$191 including principal and interest	—	6,114
Adjustment for the debt discount, transaction costs and value assigned to the warrants	(1,040)	(813)

	19,948	23,643
Revolving credit facility, no principal repayment until maturity on June 17, 2012	2,549	—

	22,497	23,643
Less: current portion	3,558	3,378

	18,939	20,265

In June 2009, the Company signed a third amendment to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007 [“Tranche A”] and in October 2008 [“Tranche B”]. The third amendment postpones the date from which the Company is required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and changes the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. The third amendment was accounted for as a modification and consequently results in no gain or loss.

As part of the third amendment, the additional 292,030 warrants initially issued in December 2007 became immediately vested. The Company estimated the fair value of these warrants using the Black-Scholes option pricing model assuming an expected volatility of 89%, an expected life of 3.5 years, a risk-free interest rate of 2.44% and no dividend yield, resulting in an estimated fair value of $549 which was recorded as an increase in warrants and a reduction in long-term debt.

The transaction costs related to the third amendment to the term loan agreement amount to $362. These costs and the estimated fair value of the vested warrants were recorded as a reduction of the carrying value of the long-term debt and are amortized over the remaining term of the loan using the effective interest method. Furthermore, the amendment also provides for an additional back-end fee of US$200, bringing the total back-end fee payable at maturity or settlement of the term loan to US$480. As a result of the debt discount, transaction costs and the value assigned to the warrants, the effective interest rate of the amended term loan is now approximately 15.9%. The term loan is collateralized by a first rank lien on all of the Company’s assets except for a second rank lien on the Long-term Notes and for its intellectual property which is not subject to any lien.

In June 2009, the Company finalized a revolving credit agreement with the parent company of the broker [the “Bank”] through which the Company had purchased its Montreal Proposal ABCP. Under the credit agreement, the Company can borrow an amount of up to 45% of the principal value of the Long-term Notes or $2,555, for an initial three-year period, subject to certain conditions. Borrowings under the credit facility are collateralized by a first rank lien on the Long-term Notes. At the end of the three-year period, under certain conditions the Company has the option of repaying any amount owing by surrendering the Long-term Notes. This repayment arrangement has been recognized as an embedded put option and is measured at fair value using a valuation technique incorporating a probability weighted approach applied to the range of potential fair values of the Long-term Notes upon maturity of the credit agreement and considering the maximum amount that can be borrowed under the credit agreement and the discount rate used for estimating the fair value of the Long-Term Notes. As at December 31, 2009, the fair value of this embedded derivative is estimated to be nil due to the low probabilities assigned to scenarios where the Long-term Notes are surrendered. Changes in the estimated fair value will be recognized in income, should any arise at future reporting dates. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees. As at December 31, 2009, $2,549 of the available credit facility was used, bearing an effective weighted average interest rate of 1.06%.

The Company is subject to certain non-financial covenants related to its long-term debt and has complied with these covenants as at December 31, 2009.

Principal repayments of the long-term debt for the next three twelve-month periods ending December 31 are as follows:

$
2010	4,808
2011	10,459
2012	8,270

23,537

LABOPHARM 2009 ANNUAL REPORT | 53

15. SHAREHOLDERS’ EQUITY

Authorized

Unlimited number of common shares, voting, without par value

Unlimited number of preferred shares, non-participating, non-voting, without par value

Capital stock transactions

During the year ended December 31, 2009, 38,733 [2008 – 8,100; 2007 – 70,000] stock options were exercised for a total cash consideration of $44 [2008 – $8; 2007 – $225]. In addition, capital stock was increased by $31 [2008 – $4; 2007 – $142] and contributed surplus was reduced by the same amount.

During the year ended December 31, 2009, 565,000 warrants were exercised for a cash consideration of $503. In addition, share capital was increased by $363 and warrants reduced by the same amount.

On November 24, 2009, the Company entered into a standby equity distribution agreement [“SEDA”] with YA Global Master SPV LTD [the “Purchaser”] pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of the Company’s common shares, provided that in no event may it sell more than the lower of (i) 11,426,533 of its common shares, and (ii) 19.9% of its issued and outstanding common shares at any given time, unless it obtains the approval of its shareholders pursuant to the rules of the Toronto Stock Exchange [“TSX”] and the Nasdaq, and any required regulatory approval.

Until November 24, 2012, the Company has the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at the Company’s sole discretion, it may present the Purchaser with draw-down notices of up to $2,000 at a time, requiring the Purchaser to purchase its common shares. The per share purchase price for these shares will equal the daily volume weighted average price of its common shares on each date during a ten-day pricing period, subject to a minimum price which the Company may establish at the time of the draw-down notice, less a discount of 5.0% if the share purchase price is less than $3.00, 4% if the share purchase price is equal to or above $3.00 but less than $6.00, and 3.5% if the share purchase price is equal to or above $6.00.

On December 20, 2009, the Company presented a draw-down notice of $1,000 to the Purchaser pursuant to the SEDA, subject to a minimum share purchase price of $2.00 [note 28]. As at December 31, 2009, the Company had not otherwise drawn down on the SEDA.

The share issuance costs in relation to the SEDA amounted to $642, of which $50 was paid with the issuance of 26,568 shares in December 2009, and of which $50 is payable to the Purchaser in June 2010 in cash or in shares, at the discretion of the Company.

Warrants

On December 21, 2007, as part of an amendment to the term loan agreement described in note 14, the Company issued 1,460,152 warrants to purchase one common share per warrant, having an exercise price of $1.00 each, with 60% of the warrants being fully vested upon execution of the amended term loan agreement and the balance becoming vested only upon a further draw down. Under certain conditions, the warrants are subject to re-pricing and as a result of the draw down of Tranche B in October 2008, the exercise price of the warrants was reduced to $0.89. As a result of the re-pricing, the value of the 876,091 warrants vested in 2007 was increased by $20 and the carrying value of Tranche B reduced by the same amount.

In October 2008, the warrant agreement was amended and an additional 292,031 warrants vested upon the draw down by the Company of Tranche B. The remaining 292,030 warrants vested in June 2009 upon signing the third amendment to the term loan agreement, as set out in note 14.

Proceeds from the term loan agreement were allocated to the long-term debt and the vested warrants based on their relative fair value. The proceeds allocated to the 876,091 warrants related to Tranche A vested in 2007 amounted to $541 and the proceeds allocated to the 292,031 warrants related to Tranche B vested in October 2008 amounted to $190.

The Company estimated the fair value of the warrants measured in the years ended December 31 and the incremental fair value related to the 2008 re-pricing using the Black-Scholes option pricing model and resulting in the following weighted average assumptions at the issuance, re-pricing or vesting date:

FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
Expected volatility	89%	78%	72%
Expected life	3.5 years	4.2 years	5.0 years
Risk-free interest rate	2.44%	2.96%	3.88%
Dividend yield	n/a	n/a	n/a

As at December 31, 2009, 895,152 warrants were outstanding [2008 – 1,460,152], all of which were exercisable [2008 – 1,168,122]. The exercise price is $0.89 and the warrants expire on December 28, 2012.

54 | LABOPHARM 2009 ANNUAL REPORT

Stock option plan

The Company established a stock option plan for directors, executive officers, employees and consultants of the Company. The maximum number of common shares that are issuable under the plan shall not exceed 9.9% of the Company’s total issued and outstanding shares at any time.

During the year ended December 31, 2008, the Company undertook in favour of an institutional shareholder to limit the number of options granted per year under the stock option plan, to 2% of the outstanding shares at the beginning of such year. The foregoing undertaking shall expire at the earliest of the institutional shareholder owning less than 3% of the Company’s outstanding shares, and the stock option plan being amended and such amendment(s) being approved and ratified by the shareholders at a duly called meeting.

As at December 31, 2009, 5,688,180 [2008 – 5,625,780] securities are issuable under the plan, and 755,697 [2008 – 1,544,035] options are available for grant, subject to the undertaking described above.

The maximum number of common shares that may be optioned in favour of any individual will not exceed 5% of the number of outstanding common shares. Under the stock option plan, the price at which the common shares may be purchased will not be lower than the closing price of the common shares on the TSX on the grant date. Any options issued are non-transferable.

All of the options that may be granted under the plan are exercisable according to a schedule up to a maximum period of ten years following the grant date thereof. The outstanding options as at December 31, 2009 may be exercised no later than December 2016. Options granted generally vest over a two- or three-year period except for stock options granted to members of the Board of Directors, which vest immediately.

The stock option plan was amended in 2008 to include a retirement clause that applies to certain officers of the Company. Provided that some conditions are met with respect to age and period of employment with the Company, the stock options of these officers shall, upon their retirement, continue to vest under their original terms and shall retain their original expiry dates. Following this change in the stock option plan, the Company recognizes upon grant all compensation costs for unvested options granted to officers who have met these conditions. Compensation costs for options granted to officers who would meet these conditions during the regular vesting period are recognized over the period from the grant date to the date the officer will meet these conditions.

The changes in the number of stock options granted by the Company and their weighted average exercise prices are as follows:

	2009		2008		2007
	#	$	#	$	#	$
Balance, beginning of year	4,081,745	4.57	3,670,750	5.89	3,556,425	6.03
Granted	1,362,705	1.51	1,424,995	2.19	1,399,550	5.50
Exercised	(38,733)	1.15	(8,100)	0.96	(70,000)	3.22
Expired	(418,000)	5.42	(833,200)	6.43	(1,133,425)	5.96
Forfeited	(55,234)	1.83	(172,700)	4.31	(81,800)	6.24

Balance, end of year	4,932,483	3.71	4,081,745	4.57	3,670,750	5.89

Options exercisable at end of year	3,766,912	4.31	2,957,644	5.06	2,724,150	6.00

Additional information concerning stock options as at December 31, 2009 is as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES $	NUMBER OF OPTIONS #	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE [In Years]	WEIGHTED AVERAGE EXERCISE PRICE $	NUMBER OF OPTIONS #	WEIGHTED AVERAGE EXERCISE PRICE $
0.70 to 0.96	238,895	5.1	0.91	225,561	0.92
1.21 to 1.62	1,546,638	6.0	1.44	734,401	1.43
1.81 to 2.65	1,156,250	5.2	2.43	819,550	2.44
3.10 to 3.94	347,600	0.4	3.24	347,600	3.24
6.61 to 9.72	1,643,100	2.7	7.23	1,639,800	7.23

	4,932,483	4.3	3.71	3,766,912	4.31

A compensation expense of $1,479, net of the estimation of forfeitures, has been recognized during the year ended December 31, 2009 [2008 – $2,414; 2007 – $4,252] for stock options granted to employees and directors.

As at December 31, 2009, total unrecognized compensation expense related to unvested stock options amounted to $291, and is expected to be allocated to research and development and selling, general and administrative expenses on a weighted average period of 12.9 months.

LABOPHARM 2009 ANNUAL REPORT | 55

15. SHAREHOLDERS’ EQUITY [CONT’D]

Stock option plan [cont’d]

Additional information concerning stock options for the years ended December 31, is as follows:

	2009 $	2008 $	2007 $
Intrinsic value of options exercised during the year	29	6	240
Intrinsic value of options outstanding, end of year	1,507	721	19
Intrinsic value of options exercisable, end of year	875	439	6
Estimated fair value at grant date of options becoming exercisable during the year	1,905	3,226	3,143

The fair value of options granted during the year was estimated at the date of grant using the Black-Scholes option pricing model and resulting in the following weighted average assumptions:

FOR THE YEARS ENDED DECEMBER 31,	2009	2008	2007
Expected volatility	100%	76%	66%
Expected life	5.0 years	5.0 years	5.0 years
Risk-free interest rate	1.86%	3.43%	4.09%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

The weighted average grant date fair value of stock options granted during the year ended December 31, 2009, using the aforementioned assumptions, was $1.13 [2008 – $1.40; 2007 – $3.09].

16. COMMITMENTS, GUARANTEES AND CONTINGENCIES

[a] Commitments

The Company occupies certain facilities under operating lease arrangements and leases certain equipment. Estimated future minimum annual payments under these operating leases for the years ending December 31 are as follows:

$
2010	192
2011	116
2012	75
2013	19

402

Rental expenses for facilities and equipment under operating leases totalled $192 in 2009 [2008 – $158; 2007 – $101].

Letters of credit amounting to $125 were issued to the lessors of the Company’s facilities as collateral for the Company’s performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $133 which have been classified as restricted investments.

The Company has entered into a long-term supply agreement with a third-party manufacturer in anticipation of the commercialization of its products. This agreement includes a clause requiring the purchase of minimum quantities of product under certain conditions. Should these conditions be effective, the Company estimates that the minimum remaining commitment related to this agreement could reach up to approximately $11,678 for the purchase of bulk tablets in 2010 and 2011. Purchases applied against the minimum commitments amounted to approximately $3,041 for the year ended December 31, 2009 [2008 – $820; 2007 – $2,528]. Under the terms of the agreement, any shortfall on the purchase commitments may result, in certain circumstances, in an indemnification payment by the Company at the end of the term of the agreement. The Company is currently discussing with the third-party to review the terms of the agreement, including the elimination of the minimum purchase commitments. The Company currently believes that no indemnification payment will be required at the end of the term of the agreement. The ultimate outcome of these discussions is however uncertain. No liability has been recorded by the Company with respect to this matter.

In relation with the enforcement of certain U.S. patents held by Purdue Pharma which are related to the Company’s once-daily tramadol product, the Company has agreed to pay a share of the legal costs to defend the patents. In relation to this matter, during the

56  |  LABOPHARM 2009 ANNUAL REPORT

year ended December 31, 2009, the Company’s share of patent defense litigation costs amounted to $5,962 [2008 – $5,758], which was accrued and recorded in selling, general and administrative expenses. It is currently not possible to reasonably estimate the amount of any future patent litigation costs related to this matter.

Under the cost-sharing agreement, the patent defense litigation costs will be settled with 50% of the future royalties earned from the commercialization of the Company’s once-daily tramadol product in the U.S. until such costs are fully paid. Any balance as at December 31, 2010 will then need to be paid. The accounts payable [note 11] for the patent defense litigation costs includes and bears interest at the Wall Street Journal Prime Rate plus 2%, or 5.25%, as at December 31, 2009 [2008 – 5.25%].

[b] Guarantees

The Company periodically enters into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay.

Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

[c] Contingencies

In 1994, concurrently with the purchase of a controlled-release technology, the Company acquired a right of first refusal with respect to an improved technology for which it agreed to pay royalties of 4% on net revenue generated from the commercialization of the 1994 purchased technology. On February 7, 2005, the Company was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Company has always considered that no money is owed. During the year ended December 31, 2009, informal settlement discussions were initiated between the parties, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. The Company has consequently accrued a selling, general and administrative expense of $450 in the year ended December 31, 2009, which is the estimated amount it would expect to pay if a settlement is reached.

17. INCOME TAX EXPENSE (RECOVERY)

The components of income tax expense (recovery) are as follows:

FOR THE YEARS ENDED DECEMBER 31,	2009 $	2008 $	2007 $
Income tax expense (recovery)
Current	1	(59)	2,519
Future	—	—	(18)

	1	(59)	2,501

Income tax expense (recovery) on loss from operations as presented differs from the amount calculated by applying the statutory income tax rate to income (loss) before income taxes. The reasons for this difference and the effect on income tax expense (recovery) are as follows:

	2009		2008		2007
	$	%	$	%	$	%
Income (loss) before income taxes:
Canadian operations	(767)		(316)		746
Foreign operations	(25,342)		(40,382)		(34,934)

	(26,109)		(40,698)		(34,188)

Income tax recovery at the Canadian statutory tax rate	8,068	30.9	12,576	30.9	10,947	32.0
Change in income taxes arising from the following:
Effect of foreign operations and foreign tax rates	(2,981)	(11.4)	(8,297)	(20.4)	(7,116)	(20.8)
Deductible (non-deductible) items	138	0.5	(144)	(0.4)	(528)	(1.5)
Unrecognized tax benefits of losses carried forward and other differences	(5,261)	(20.1)	(3,940)	(9.7)	(3,451)	(10.1)
Impact of changes in tax rates	—	—	(87)	(0.2)	(2,191)	(6.4)
Other	35	0.1	(49)	(0.1)	(162)	(0.5)

Income tax recovery (expense)	(1)	—	59	0.1	(2,501)	(7.3)

The Company did not deduct certain discretionary research and development expenses which have an unlimited carryforward period, and recorded a Canadian federal tax expense and liability of nil in 2009, nil in 2008 and $2,667 in 2007, in order to utilize a corresponding amount of these non-refundable federal tax credits related to research and development expenditures not previously recognized in the consolidated financial statements and which would eventually expire. The corresponding amount was recognized as government assistance and a reduction of research and development expenses [note 18] offsets the federal income tax payable for 2007.

LABOPHARM 2009 ANNUAL REPORT | 57

17. INCOME TAX EXPENSE (RECOVERY) [CONT’D]

The tax effect of temporary differences and net operating losses that give rise to future income tax assets and liabilities are as follows:

	2009 $	2008 $
Future income tax liabilities
Carrying values of capital assets in excess of tax basis	(41)	(282)

Total future income tax liabilities	(41)	(282)

Future income tax assets
Tax basis of capital assets in excess of carrying values	2,113	2,252
Net operating losses of foreign entities carried forward	25,081	24,346
Research and development expenditures	9,300	9,113
Share issue costs, financial expenses and other	1,438	1,477
Impairment loss on long-term investment	372	372

Total future income tax assets	38,304	37,560
Valuation allowance	(38,139)	(37,133)

Future tax assets	165	427

Net future income tax assets	124	145

During the year ended December 31, 2009, the valuation allowance increased by $1,006 [2008 – $6,074].

The Company has accumulated loss carryforwards in foreign jurisdictions which are available to reduce the taxable income of future years, the benefits of which have not been recognized in these consolidated financial statements. These loss carryforwards expire as follows:

BARBADOS $
2012	2,885
2013	4,285
2014	3,393
2016	4,249
2017	8,946
2018	2,458

26,216

In addition, the Company has loss carryforwards amounting to $195,029 in Ireland that are available to reduce taxable income in future years and have an unlimited carryforward period, the benefits of which have not been reflected in these consolidated financial statements.

The Company has research and development expenditures amounting to approximately $41,929 for Canadian federal tax purposes and $25,300 for Quebec tax purposes that are available to reduce taxable income in future years and have an unlimited carryforward period. The tax benefit of nil for 2009, nil for 2008 and $2,584 for 2007 of these expenditures has been recognized for federal and Quebec tax purposes. Research and development expenditures are subject to audit by the taxation authorities and, accordingly, these amounts may vary.

The Company also has accumulated share issue costs which have not been deducted for income tax purposes amounting to approximately $2,362. The benefits of these expenses have not been recorded in the consolidated financial statements.

Canada Revenue Agency audit

The Company is being audited by the Canada Revenue Agency [“CRA”] with respect to the 2002 sale of an undivided interest in certain of its intellectual property rights to its foreign subsidiaries, and with respect to its international operations. The possible outcomes of this audit are multiple and are uncertain at this time.

The CRA has verbally advised the Company of its intent to issue a proposal for the reassessment of the Company on the basis of a proposed recharacterization of the Company’s operations and the 2002 intellectual property sale to the foreign subsidiaries, under paragraphs 247(2)(b) and (d) of the Income Tax Act. The effect of a recharacterization should be that from a Canadian tax perspective, all intellectual property would be recharacterized as being completely owned by the Canadian entity rather than jointly owned with the various foreign entities. The general impact should be a significant increase in the loss carryforwards for Canadian federal and provincial tax purposes, partly offset by a decrease in loss carryforwards in Ireland and Barbados. Since the tax benefit of these loss carryforwards is currently offset by the valuation allowance, there should be no impact on the current consolidated balance sheets or statements of operations except as noted hereafter with respect to federal investment tax credit claims. No income taxes should currently be payable. In addition, when the Company becomes profitable and has used up all its loss carryforwards, the Company’s effective tax rates would be higher since a greater portion of its revenue would be deemed taxable in Canada.

The Company would also be required to adjust its claim for federal non-refundable investment tax credits recognized in the amount of $2,667 for the year ended December 31, 2007, which would result in an annual increase in research and development expenses and a corresponding reduction of income tax expense.

If the proposal is received, the Company will evaluate its options to defend against the proposed reassessment. In 2006, the Company took a reserve with respect to valuation issues in relation to the amount at which the assets were sold in 2002, through a reduction in future income tax assets of $2,072 and a corresponding reduction in the valuation allowance.

58  |  LABOPHARM 2009 ANNUAL REPORT

18. GOVERNMENT ASSISTANCE

The Company incurred research and development expenditures which are eligible for investment tax credits. The investment tax credits recorded are based on management’s estimates of amounts expected to be recovered and are subject to audit by the taxation authorities and, accordingly, these amounts may vary. These amounts have been recorded as a reduction of research and development expenditures for the years ended December 31 as follows:

	2009 $	2008 $	2007 $
Research and development tax credits
Non-refundable	—	—	2,667
Refundable	1,310	1,888	1,318

	1,310	1,888	3,985

The Company has non-refundable investment tax credits available amounting to $8,350 related to research and development expenditures which may be utilized to reduce federal income taxes payable in future years and expire as follows:

$
2025	1,147
2026	1,769
2027	1,899
2028	2,050
2029	1,485

8,350

The benefits of these non-refundable investment tax credits have not been recognized in the consolidated financial statements.

19. FINANCIAL EXPENSES

	2009 $	2008 $	2007 $
Interest on long-term debt	3,254	2,348	1,089
Interest on capital lease obligations	746	785	799
Loss on extinguishment of long-term debt	—	—	43
Interest on patent defense litigation costs payable	296	—	—

	4,296	3,133	1,931

20. NET CHANGE IN OTHER OPERATING ITEMS

	2009 $	2008 $	2007 $
Accrued interest on marketable securities and long-term investments	704	644	(69)
Accounts receivable	(1,233)	(1,031)	574
Research and development tax credits receivable	(1,310)	(77)	672
Income taxes receivable	219	(313)	769
Inventories	(877)	1,215	2,412
Prepaid expenses and other assets	(60)	819	(76)
Accounts payable and accrued liabilities	5,054	4,581	68
Deferred revenue	3,440	(7,546)	(3,101)

	5,937	(1,708)	1,249

21. EMPLOYEE BENEFIT PLANS

The Company has two defined contribution pension plans, a voluntary contributory Canadian plan effective July 1, 2005 and a voluntary contributory European plan effective December 2003. The Company funded and charged to expenses contributions amounting to $241, $269 and $243 in 2009, 2008 and 2007, respectively.

22. ECONOMIC DEPENDENCE

The Company is dependent on key raw material suppliers and key contract manufacturers. The loss of any of these suppliers could have a material adverse effect on the Company’s consolidated financial position and results of operations.

23. MANAGEMENT OF CAPITAL

The Company’s capital management objectives are to safeguard its ability to continue as a going concern and to provide returns for shareholders and benefits for other stakeholders, by ensuring it has sufficient cash resources to fund its research and development activities, to pursue its commercialization efforts and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of debt or equity, or by entering into distribution and license agreements.

LABOPHARM 2009 ANNUAL REPORT | 59

23. MANAGEMENT OF CAPITAL [CONT’D]

The Company includes shareholders’ equity or deficiency [excluding accumulated other comprehensive income (loss)], long-term debt and deferred revenue in the definition of capital, which, as at December 31, 2009 and 2008, is as follows:

	2009 $	2008 $
Shareholders’ equity (deficiency) [excluding accumulated other comprehensive income (loss)]	(13,987)	10,140
Total deferred revenue	17,302	13,862
Total long-term debt	22,497	23,643

	25,812	47,645

The Company constantly monitors its overall capital management. In order to ensure that the Company has enough cash and cash equivalents to finance its operations and capital needs beyond the next twelve months, the Company has undertaken the following measures:

•	In June 2009, the Company amended the repayment terms of its existing term loan agreement resulting in a reduction in its use of cash over the subsequent 30-month period [note 14];

•

The Company continues to compress spending on research and development programs by way of postponement of high-cost third-party research and development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

•

Furthermore, in November 2009, the Company reduced its workforce, eliminating 35 positions, resulting in restructuring costs of $897, of which $473 is payable as at December 31, 2009 [note 11]. No additional costs are expected for the downsizing;

•

As previously discussed, in November 2009, the Company entered into a SEDA pursuant to which the Purchaser has irrevocably committed to purchase up to $25,000 of the Company’s common shares for a three-year period [note 15]. In connection with the SEDA, the Company filed a short-form base shelf prospectus with the securities authorities in each province and territory of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings will allow the Company to qualify the shares issued under the SEDA and make offerings of common shares, preferred shares, warrants or a combination thereof for an amount of up to $100,000 until January 2012.

24. FINANCIAL INSTRUMENTS

Classification of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost. The disclosures in the “Financial instruments – Recognition and measurement” section of note 2 to these consolidated financial statements describe how the categories of financial instruments are measured and how income and expenses, including fair value gains and losses, are recognized.

As at December 31, 2009, the classification of the financial instruments, as well as their carrying values and fair values, are shown in the table below:

	HELD-FOR-TRADING $	AVAILABLE- FOR-SALE $	LOANS AND RECEIVABLES $	OTHER FINANCIAL LIABILITIES $	TOTAL CARRYING VALUE $	FAIR VALUE $
Financial assets
Cash and cash equivalents	23,650	—	—	—	23,650	23,650
Marketable securities	—	854	—	—	854	854
Accounts receivable [excluding sales tax receivable]	—	—	4,627	—	4,627	4,627
Restricted investments	—	133	—	—	133	133
Long-term investment	2,885	—	—	—	2,885	2,885

	26,535	987	4,627	—	32,149	32,149

Financial liabilities
Accounts payable and accrued liabilities [excluding certain reserves]	—	—	—	16,899	16,899	16,899
Long-term debt	—	—	—	22,497	22,497	24,277

	—	—	—	39,396	39,396	41,176

60  |  LABOPHARM 2009 ANNUAL REPORT

Fair value of financial instruments

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

•	The fair value of the marketable securities has been determined by reference to published price quotations in active markets (Level 1);

•

Given their short-term maturity, the fair value of cash and cash equivalents, accounts receivable, restricted investments and accounts payable and accrued liabilities approximates their carrying value;

•	The long-term investment is recorded at its estimated fair value using the methods and assumptions described in note 8 (Level 3);

•	The estimated fair value of long-term debt was determined by discounting expected cash flows at rates the Company would expect in the marketplace for similar debts;

•	The embedded put option is recorded at fair value using the methods and estimated assumptions disclosed in note 14 (Level 3).

Market risks

a) Foreign exchange risk

The Company operates internationally and a significant portion of the Company’s revenue from licensing and distribution agreements and product sales is denominated in U.S. dollars or Euros. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. The Company has a natural hedge for a portion of this risk, to the extent that certain of its expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in the Company’s consolidated operating results.

The Company contracted a term loan denominated in U.S. dollars, the outstanding balance of which was US$20,000 as at December 31, 2009. To reduce the impact on the Company’s consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate of the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of its term loan, the Company typically maintains some cash and cash equivalents and marketable securities denominated in U.S. dollars. Changes in the fair value of marketable securities denominated in U.S. dollars including changes due to currency fluctuation are recorded in accumulated other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. dollar denominated term loan in the same period. The Company has not otherwise hedged significant exposures denominated in foreign currencies.

The significant balances in U.S. dollars, Euros and Pounds sterling as at December 31, are as follows:

	U.S. $	€	£
2009
Cash and cash equivalents	17,974	1,695	108
Marketable securities	814	—	—
Accounts receivable	484	772	802
Restricted investments	48	55	—
Accounts payable and accrued liabilities	(10,594)	(795)	(94)
Long-term debt	(20,200)	—	—

	(11,474)	1,727	816

2008
Cash and cash equivalents	4,461	819	—
Marketable securities	9,683	—	—
Accounts receivable	8	971	155
Restricted investments	39	54	—
Accounts payable and accrued liabilities	(5,091)	(573)	(302)
Long-term debt	(20,073)	—	—

	(10,973)	1,271	(147)

Based on the aforementioned net exposure as at December 31, 2009, and assuming that all other variables remain constant, a 10% rise or fall in the Canadian dollar against the other currencies would have resulted in decreases (increases) in net loss and other comprehensive loss as follows:

	NET LOSS		OTHER COMPREHENSIVE LOSS
CANADIAN DOLLAR:	APPRECIATES 10% $	DEPRECIATES 10% $	APPRECIATES 10% $	DEPRECIATES 10% $

Against U.S. dollar	1,290	(1,290)	86	(86)
Against Euro	(260)	260	—	—
Against Pound sterling	(136)	136	—	—

LABOPHARM 2009 ANNUAL REPORT | 61

24. FINANCIAL INSTRUMENTS [CONT’D]

Market risks [cont’d]

b) Interest rate risk

Financial instruments that potentially subject the Company to significant cash flow interest rate risk are financial assets with variable interest rates and consist of cash and cash equivalents. A portion of cash and cash equivalents bears interest at a variable rate. Accounts receivable, accounts payable and accrued liabilities are non interest bearing, except for the patent defense litigation costs payable which bear interest at a variable rate. Based on the value of variable interest-bearing cash and cash equivalents during the year ended December 31, 2009, an assumed 10% increase in interest rates during such period would have decreased the net loss by $3, with an equal but opposite effect for an assumed 10% decrease in interest rates. Based on the value of variable interest-bearing accounts payable during the year ended December 31, 2009, an assumed 10% increase in interest rates during such period would have increased the net loss by $17, with an equal but opposite effect for an assumed 10% decrease in interest rates.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. The Company’s marketable securities and the restricted investments are the only financial assets bearing interest at fixed rates and the long-term debt is the only financial liability bearing a fixed interest rate. The risk that the Company will realize a loss as a result of a decline in the fair value of its marketable securities is limited because these investments, although available-for-sale, are generally held to maturity. The Management does not believe that the Company’s results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on the marketable securities, owing to their relative short-term nature.

Risks inherent to the long-term investment are disclosed in note 8.

Credit risk

The Company’s maximum exposure to credit risk as at December 31, 2009 and 2008 is the carrying value of its financial assets. The Company manages credit risk by maintaining bank accounts with reputable banks and financial institutions and investing only in government-backed institutions with securities that are traded on active markets and are capable of prompt liquidation. Cash as at December 31 is held as follows:

	2009	2008
	$	$
Two Canadian chartered banks	19,500	5,374
Two European banks	3,736	2,333
One U.S. bank	393	646
Other bank	21	20

	23,650	8,373

The Company’s cash and cash equivalents are not subject to any external restrictions. The Company has an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer.

The Company also provides credit to its clients in the normal course of operations. It carries out credit evaluations of its customers on a continuing basis. Revenue from product sales is primarily from established pharmaceutical companies. As at December 31, 2009, 57% of the Company’s trade receivables are aged as current [2008 – 99%], 30% of them are aged between one and thirty days past due [2008 – 1%], and 13% are greater than 30 days past due but not impaired [2008 – nil]. As at December 31, 2009, 64% of trade receivables [2008 – 88%] are due from three customers [2008 – five customers].

Liquidity risk

The Company is exposed to the risk of being unable to honour its financial commitments by the deadlines set out under the terms of such commitments. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management of the Company is actively involved in the review and approval of planned expenditures.

The following table presents the contractual maturities of the undiscounted cash flows of financial liabilities and capital lease obligations as at December 31, 2009:

	LESS THAN	1-2	2-3
	1 YEAR	YEARS	YEARS
	$	$	$
Accounts payable and accrued liabilities	16,899	—	—
Long-term debt	7,055	11,760	8,976
Capital lease obligations	1,023	1,022	1,004

	24,977	12,782	9,980

25. SEGMENT DISCLOSURES

The Company operates in one operating segment: pharmaceutical products. The Company carries on business in Canada, Barbados, the United States, and Ireland. Substantially all of the Company’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Company’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada. The intangible assets are jointly owned by the Company and its foreign subsidiaries, Labopharm Europe Limited and Labopharm (Barbados) Limited.

62  |  LABOPHARM 2009 ANNUAL REPORT

The following table presents revenue by the customers’ country of domicile, and property, plant and equipment by location:

	2009	2008	2007
	$	$	$
Total revenue
Canada – Paladin Labs Inc.	4,975	3,582	1,726
United States – Purdue Pharma Products L.P.	7,114	3,092	5,498
France – sanofi-aventis	2,893	2,612	2,916
Spain – Esteve SA	2,700	1,723	2,263
Germany – Hexal AG	1,494	2,442	1,918
Other European countries	4,166	7,252	4,677
Others	1,230	1,311	—

	24,572	22,014	18,998

	2009	2008
	$	$
Property, plant and equipment
Canada	7,826	9,054
Republic of Ireland	603	500
United States	146	187

	8,575	9,741

For the year ended December 31, 2009, five customers [2008 – five customers; 2007 – five customers] generated 27%, 15%, 15%, 15% and 10%, respectively, of product sales [2008 – 27%, 18%, 13%, 13% and 12%, respectively; 2007 – 23%, 19%, 15%, 14% and 10%, respectively].

For the year ended December 31, 2009, two customers [2008 – two customers; 2007 – one customer] generated 71% and 14%, respectively, of licensing revenue [2008 – 52% and 35%, respectively; 2007 – 73%].

For the year ended December 31, 2009, two customers [2008 – nil; 2007 – one customer] generated 80% and 20%, respectively, of research and development collaborations revenue [2008 – nil; 2007 – 100%].

For the year ended December 31, 2009, one customer generated 100% of royalty revenue.

26. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2009, in the normal course of business, the Company paid consulting fees of $304 [2008 – $331; 2007 – $352] to a company related to a director and Managing Director of a wholly-owned subsidiary, and a former director of the Company [up to May 2008] and recorded this amount in selling, general and administrative expenses. As at December 31, 2009, consulting fees of $24 [2008 – $25] are included in accounts payable and accrued liabilities. These transactions are measured at the exchange amount.

27. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES

These consolidated financial statements were prepared in accordance with Canadian GAAP. The following represents accounting policies which the Company would adopt in order to conform to U.S. GAAP as well as certain additional disclosures required under U.S. GAAP:

[a] Stock-based compensation

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in note 2. Under U.S. GAAP, the Company has also followed the fair value method as codified in ASC 718, Stock Compensation [“ASC 718”]. As such, all compensation expense is also recorded as a charge to income and a credit to contributed surplus. However, the compensation expense under U.S. GAAP considers options and warrants granted prior to the effective date of the Canadian GAAP requirements.

During the year ended February 28, 2001, the Company granted 196,725 compensation options to its agent in connection with the Company’s issuance of common shares. The options had an exercise period of twenty-four months from August 31, 2000, vested immediately and entitled the holder to purchase common shares at an exercise price of $3.40 per share. Under Canadian GAAP, no compensation cost was recorded. Under U.S. GAAP, these options were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $356 was recorded as a share issue cost against capital stock, with a corresponding credit to contributed surplus. During the year ended February 28, 2002, 100,000 options were exercised resulting in a transfer of $181 from contributed surplus to capital stock, and the remaining 96,725 options expired unexercised in August 2002.

LABOPHARM 2009 ANNUAL REPORT | 63

27. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

[b] Warrants

During the year ended February 28, 2000, the Company issued 200,000 warrants to purchase one common share per warrant to the former supplier of Contramid® in partial settlement for the termination of an agreement. No expense was recorded for the fair value of these warrants under Canadian GAAP. Under U.S. GAAP, these warrants were accounted for under the fair value method on the date of grant using the Black-Scholes option pricing model, and an expense of $224 was recorded as a charge to operations in fiscal 2000, with a corresponding credit to contributed surplus. In 2002 and 2004, 190,000 warrants were exercised resulting in a total transfer of $213 from contributed surplus to capital stock.

[c] Patent and intellectual property costs

On January 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, as further described in note 3, and as such, under Canadian GAAP, the Company no longer recognizes as intangible assets internally generated trademarks. Under U.S. GAAP, under certain conditions, such costs would be capitalized and amortized over their estimated useful lives. In addition, under U.S. GAAP, the Company capitalizes all patent costs and costs of acquiring intellectual property when the underlying product is initially approved for commercialization in any territory, whereas under Canadian GAAP, the Company capitalizes such costs attributable to a specific territory, only when the underlying product is first approved for commercialization in such territory. Amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect a decrease to the net loss for amounts capitalized under U.S. GAAP, offset by an increase to the net loss for additional amortization expense under U.S. GAAP. Furthermore, under Canadian GAAP, the Company considers acquired software as a component of intangible assets while under U.S. GAAP it is considered a component of property, plant and equipment.

During the year ended December 31, 2009, the Company recorded as intangible assets internally generated patents which relate to a product approved for sale, acquired patents or acquired intellectual property rights, for an amount of $76 [2008 – $518] which will be amortized over a weighted average period of approximately 11 years [2008 – 9 years] under U.S. GAAP.

Under U.S. GAAP, cost and accumulated amortization of intangible assets as at December 31, 2009 amounted to $2,206 and $513, respectively [2008 – $2,130 and $316, respectively]. Amortization expense for intangible assets for the year ended December 31, 2009 amounted to $197 [2008 – $142].

The estimated amortization expense for each of the next five succeeding fiscal years is as follows:

$
2010	201
2011	201
2012	201
2013	201
2014	84

888

[d] Research and development expenses

Under U.S. GAAP, research and development costs are expensed as incurred and include salaries and benefits, costs paid to third-party contractors to perform research, develop and manufacture drug material, and a portion of facilities costs. Clinical trial costs are a significant component of research and development expenses and include costs associated with third-party contractors. Invoicing from third-party contractors for services performed can lag several months. There are no deferred research and development costs under U.S. and Canadian GAAP.

[e] Investment tax credits

Under U.S. GAAP, non-refundable research and development tax credits are applied as a reduction of income tax expense. These amounts are deducted from research and development expenses under Canadian GAAP.

[f] Inventories

On January 1, 2008, the Company adopted CICA Handbook Section 3031, Inventories, under Canadian GAAP. This Section permits the reversal of previously recorded inventory write-downs. Under U.S. GAAP, reversals of inventory write-downs are not permitted. The amounts included in the reconciliation of consolidated net loss and comprehensive loss reflect an adjustment to the net loss for these reversals recorded in the years ended December 31, 2009 and 2008 under Canadian GAAP.

[g] Income tax expense

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board [“FASB”] Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 [“FIN 48”], for U.S. GAAP purposes, as codified in ASC 740, Income Taxes [“ASC 740”]. FIN 48 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to

64  |  LABOPHARM 2009 ANNUAL REPORT

be taken in the course of preparing tax returns to determine whether the tax positions have met a “more likely than not” threshold of being sustained by the applicable tax authority. Under FIN 48, tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. Unrecognized tax benefits are tax benefits claimed in the Company’s tax returns that do not meet these recognition and measurement standards. Under FIN 48, the Company also classifies a liability for unrecognized tax benefits as current only to the extent that the Company anticipates making a payment within one year.

The Company’s policy is to recognize interest and/or penalties related to income tax matters in selling, general and administrative expenses.

[h] Derivative liability – warrants

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock [“EITF 07-5”] – [see Recently adopted accounting pronouncements under U.S. GAAP, hereafter]. Upon adoption of EITF 07-5, the Company recorded a $555 current derivative liability for the estimated fair value of 292,030 warrants on January 1, 2009 and an increase of $555 to the opening deficit balance as a cumulative effect of a change in accounting principle.

As indicated in note 14, under Canadian GAAP, the Company recorded an increase to warrants and a reduction in the carrying value of the term loan amounting to $549, which was the estimated fair value of these 292,030 warrants which vested as a result of the amendment to the term loan agreement in June 2009. The reduction to the carrying value of the term loan will be accreted over the remaining term of the loan as a non-cash financial expense using the effective interest rate method.

Under U.S. GAAP, the above adjustment was reversed and the Company re-measured the derivative liability based on its estimated fair value as at December 31, 2009 and recorded a gain resulting from the change in its estimated fair value amounting to $26 for the year ended December 31, 2009, and a corresponding decrease to the derivative liability. The accreted non-cash financial expense under Canadian GAAP in the amount of $118 for the year ended December 31, 2009 was reversed.

The estimated fair value of this derivative liability was determined as at January 1, 2009 and December 31, 2009 using the Black-Scholes option pricing model and the following assumptions:

	DECEMBER 31, 2009	JANUARY 1, 2009

Expected volatility	122%	108%
Expected life	3.0 years	4.0 years
Risk-free interest rate	2.51%	1.61%
Dividend yield	Nil	Nil

The effect of the above on the Company’s consolidated financial statements is set out below:

Reconciliation of consolidated net loss and comprehensive loss

FOR THEYEARS ENDED DECEMBER 31,	2009 $	2008 $	2007 $

Net loss under Canadian GAAP	(26,110)	(40,639)	(36,689)
Adjustment for:
Impact of reversal of previously recorded inventory write-downs [f]	19	(150)	—
Patent and intellectual property costs [c]	(15)	86	125
Change in fair value of the derivative liability – warrants [h]	26	—	—
Financial expenses [h]	118	—	—

Net loss under U.S. GAAP	(25,962)	(40,703)	(36,564)
Unrealized net gains on marketable securities in prior periods transferred to net loss in the current period	(1,395)	—	(50)
Changes in unrealized gains or losses on marketable securities	(158)	1,445	—

Comprehensive loss under U.S. GAAP	(27,515)	(39,258)	(36,614)

Net loss per share under U.S. GAAP – basic and diluted	(0.45)	(0.72)	(0.64)

The weighted average number of common shares outstanding for purposes of determining basic and diluted net loss per share is the same as that used for Canadian GAAP purposes.

The effects of any permanent or temporary timing differences for tax purposes are not significant and therefore have not been reflected in the reconciliation.

LABOPHARM 2009 ANNUAL REPORT | 65

27. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

Reconciliation of reported amounts on consolidated balance sheets

Material variations in selected consolidated balance sheet accounts under U.S. GAAP are as follows:

	CANADIAN GAAP	ADJUSTMENTS	U.S. GAAP
	[Restated –note 3a ]
	$	$	$
As at December 31, 2009
Inventories [f]	2,637	(131)	2,506
Property, plant and equipment [c]	8,575	334	8,909
Intangible assets [c]	2,018	(325)	1,693
Derivative liability – warrants [h]	—	529	529
Long-term debt [h]	22,497	431	22,928
Capital stock [a] [b]	242,316	4,024	246,340
Warrants [h]	937	(549)	388
Contributed surplus [a] [b]	16,385	6,349	22,734
Deficit	(273,625)	(10,906)	(284,531)

As at December 31, 2008
Inventories [f]	1,760	(150)	1,610
Property, plant and equipment [c]	9,741	472	10,213
Intangible assets [c]	2,263	(449)	1,814
Capital stock [a] [b]	241,967	4,024	245,991
Contributed surplus [a] [b]	14,937	6,349	21,286
Deficit	(247,515)	(10,500)	(258,015)

Additional disclosures required under U.S. GAAP are as follows:

[i] Income tax expense

As a result of the adoption of FIN 48 on January 1, 2007, there were no changes to the Company’s liability for uncertain tax positions nor to the 2007 deficit balance at the beginning of the year on the Company’s consolidated balance sheet. As at December 31, 2009 and 2008, the Company had approximately $2,813 and $2,597, respectively, of total gross unrecognized tax benefits, which if recognized would favourably affect the effective income tax rate in any future period before valuation allowance.

The Company had no accrual for interest or penalties on tax matters as at December 31, 2009 and 2008, and had recognized no interest expense, income, or penalties on tax matters in the consolidated statement of operations for the periods then ended.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits includes the following components:

	2009	2008
	$	$
Unrecognized tax benefits – beginning of year	2,597	2,328
Gross increases – current-period tax positions	216	269

Unrecognized tax – end of year	2,813	2,597

The unrecognized tax benefits relate to valuation issues in relation to the amount at which the assets were sold in 2002 as described in note 17, and to unrecognized investment tax credits that are subject to audit by the Canadian taxation authorities. The Company considers it reasonably possible that tax positions could be agreed to with the taxation authorities, which may result in increases or decreases to the balance of unrecognized tax benefits within the next twelve months. However, an estimate of such an increase or decrease cannot be currently made.

The Company files income tax returns in Canada [federal and provincial], Ireland, United States [federal and state], Cyprus and Barbados. As discussed in note 17, the Company is being audited by the CRA with respect to the 2002 sale to its foreign subsidiaries of certain assets, and with respect to international operations in subsequent years. The Company has no other ongoing income tax audits as at December 31, 2009. The Company has been audited for federal investment tax credits up to and including the December 31, 2006 taxation year, and for other matters the Company is subject to audit by the CRA and provincial taxation authorities for the 2004 to 2008 tax years. The Company is also subject to audit in Ireland and Barbados for the 2002 to 2008 taxation years, in Cyprus for the 2003 to 2008 taxation years, and in the U.S. for the 2005 to 2008 taxation years, for which no individually material unrecognized tax benefits exist.

[ii] Collaborative arrangements

The Company enters into strategic alliances or licensing agreements [“Agreements’’] with national or international pharmaceutical companies that have the necessary resources and distribution networks to market and sell its pharmaceutical products. In connection with these Agreements, the Company may receive up-front licensing payments which are recorded as deferred revenue upon receipt and are generally recognized as revenue on a straight-line basis during the term over which the Company maintains substantive contractual obligations. Under these Agreements, the Company may also receive payments upon the achievement of specified events. The obligations of the Company generally include the provision of services which may extend from completing development of the

66  |  LABOPHARM 2009 ANNUAL REPORT

products to obtaining regulatory approval of the products in the licensed territory. In addition, these Agreements generally provide for the Company to receive payments for the supply of products, and/or royalties on the collaborators’ sales of the products in their territory.

Amounts attributable to transactions arising from these Agreements and recognized as revenue as at December 31 consist of the following:

	2009	2008
	$	$
Product sales	17,949	13,092
Licensing	4,902	8,856
Royalties and others	962	—

	23,813	21,948

In December 2007, the Company entered into a cross-license agreement with Aziende Chimiche Riunite Angelini Francesco - A.C.R.A.F. S.P.A [“Angelini”] with respect to the Company’s once-daily formulation of trazodone. Under the agreement, the Company retained the rights to sell its once-daily trazodone product in the U.S., Canada and other countries primarily outside Europe, and Angelini retained the rights to market and sell the product in Europe, India, Japan and a few other smaller markets. Under the revenue-sharing agreement, the Company is obliged to pay Angelini certain royalties on the Company’s revenue, a portion of which is payable only after the Company has recuperated its development costs, and a portion of which is only payable for the initial two years following initial commercial launch of the product. The royalty structure is dependent on whether the product is commercialized directly by the Company or through a sub-licensee. Angelini further has the obligation to supply the raw materials to the Company at market price for an initial two-year period.

[iii] Recently adopted accounting pronouncements under U.S. GAAP

On January 1, 2009, the Company adopted the Financial Accounting Standards Board [“FASB”] FAS 157, Fair Value Measurements, as codified as Accounting Standards Codification [“ASC”] 820, Fair Value Measurements and Disclosures [“ASC 820”], for non-financial assets and non-financial liabilities. The adoption of ASC 820 for non-financial assets and non-financial liabilities did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

On January 1, 2009, the Company adopted EITF 07-5, Determining Whether an Instrument or an Embedded Feature is Indexed to an Entity’s Own Stock, as codified in ASC 815, Derivatives and Hedging, which provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature in a financial instrument is indexed to an issuer’s own stock, which would be a derivative.

The Company’s adoption of this guidance resulted in the identification of 292,030 warrants which were determined to be ineligible for equity classification because of certain provisions that may result in an adjustment to their exercise price. On adoption, the Company recognized the cumulative effect of the change in accounting principles as an increase of $555 to its opening deficit, and recorded a corresponding current derivative liability. The Company will re-measure the derivative liability based on its estimated fair value on each subsequent consolidated balance sheet date until the warrants are fully exercised or expired, with any changes in the fair value between reporting periods recorded as income or expense.

On January 1, 2009, the Company adopted EITF 07-1, Accounting for Collaborative Arrangements, as codified in ASC 808, Collaborative Arrangements [“ASC 808”]. The scope of this guidance is limited to collaborative arrangements where no separate legal entity exists and in which the parties are active participants and are exposed to significant risks and rewards that depend on the success of the activity. The provisions of ASC 808 are effective for fiscal years beginning on or after December 15, 2008, and companies will be required to apply the provisions through retrospective application to all collaborative arrangements existing at adoption as a change in accounting principle. If it is impracticable to apply the consensus to a specific arrangement, disclosure is required regarding the reason why retrospective application is not practicable and the effect of reclassification on the current period. The adoption of ASC 808 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows, however it did result in certain additional disclosures.

On January 1, 2009, the Company adopted FASB Staff Position [“FSP”] EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities [“FSP EITF 03-6-1”]. The requirements of FSP EITF 03-6-1 have been incorporated primarily into ASC 260, Earnings per Share. This guidance addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, Earnings per Share. The adoption of this guidance did not impact the Company’s consolidated financial statements.

In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets [“FSP FAS 142-3”]. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, Goodwill and Other Intangible Assets. FSP FAS 142-3 was codified within ASC 275, Risks and Uncertainties, and ASC 350, Intangibles – Goodwill and Other. The adoption of this guidance on January 1, 2009 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

LABOPHARM 2009 ANNUAL REPORT | 67

27. RECONCILIATION BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND IN THE UNITED STATES [CONT’D]

Additional disclosures required under U.S. GAAP are as follows: [cont’d]

[iii] Recently adopted accounting pronouncements under U.S. GAAP [cont’d]

In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are Not Orderly [“FSP FAS 157-4”], as codified in ASC 820. FSP FAS 157-4 amends FAS 157 and provides additional guidance for estimating fair value in accordance with FAS 157 when the volume and level of activity for the asset and liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly. FSP FAS 157-4 is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company adopted FSP FAS 157-4 beginning with the interim period ended March 31, 2009. The adoption of FSP FAS 157-4 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments [“FSP FAS 115-2”], as codified in FASB ASC topic 320, Investments – Debt and Equity Securities [“ASC 320”]. FSP FAS 115-2 amends FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, as codified in ASC 320 and FSP No. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, as codified in ASC 320. FSP FAS 115-2 provides additional guidance to make other-than-temporary impairments more operational and to improve the financial statement presentation of such impairments. This guidance is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company’s adoption of this guidance, which began with the interim period ended March 31, 2009, did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows, however it did result in enhanced disclosures.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments [“FSP FAS 107-1”], as codified in ASC 825, Financial Instruments, and is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for interim and annual periods ending after March 15, 2009. The Company’s adoption of this guidance, which began with the interim period ended March 31, 2009, did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows; however it did result in enhanced disclosures relating to the fair value of financial instruments in the Company’s interim consolidated financial statements. See note 24, “Fair value of financial instruments”, for further discussion.

In May 2009, the FASB issued FAS 165, Subsequent Events [“FAS 165”]. This Statement, which was codified as ASC 855, Subsequent Events, incorporates this guidance into accounting literature that was previously addressed only in auditing standards. The Statement refers to subsequent events that provide additional evidence about conditions that existed at the balance sheet date as “recognized subsequent events.” Subsequent events which provide evidence about conditions that arose after the balance sheet date but prior to the issuance of the financial statements are referred to as “non-recognized subsequent events.” This guidance also requires companies to disclose the date at which subsequent events have been evaluated and whether this date is the date the financial statements were issued or the date the financial statements were available to be issued. This guidance is effective for interim or annual periods ending after June 15, 2009 and is to be applied prospectively.

In June 2009, the FASB issued Accounting Standards Update [“ASU”] 2009-01, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162 [“ASU 2009-01”]. The FASB Accounting Standards Codification [the “Codification”] is intended to be the source of authoritative U.S. GAAP and reporting standards as issued by the FASB. Its primary purpose is to improve clarity and use of existing standards by grouping authoritative literature under common topics. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Codification does not change or alter existing U.S. GAAP for public companies and its adoption had no impact on the Company’s consolidated results of operations, financial position or cash flows. The Company conformed its financial statement footnote disclosures to the Codification for the year ended December 31, 2009.

In August 2009, the FASB issued ASU No. 2009-05, Measuring Liabilities at Fair Value [“ASU 2009-05”]. This update provides amendments to ASC 820 for the fair value measurement of liabilities. ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the techniques prescribed by the update. This standard is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of ASU 2009-05 did not have a material effect on the Company’s consolidated financial statements.

68  |  LABOPHARM 2009 ANNUAL REPORT

In February 2010, the FASB issued ASU No. 2010-09, Amendments to Certain Recognition and Disclosure Requirements [“ASU 2010-09”]. This update provides amendments to ASC 855 for Subsequent Events. ASU 2010-09 removes the requirement for an SEC filer to disclose a date through which subsequent events have been evaluated in both issued and revised financial statements. Revised financial statements include financial statements revised as a result of either correction of an error or retrospective application of U.S. GAAP. The FASB also clarified that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued. ASU 2010-09 is effective upon issuance except for the use of the issued date for conduit debt obligors, which is effective for interim or annual periods ending after June 15, 2010. The adoption of this update did not have a material impact on the Company’s consolidated financial statements.

[iv] Recent accounting pronouncements under U.S. GAAP

In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements [“ASU 2009-13”]. ASU 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of ASC Subtopic 605-25. This statement provides principles for allocation of consideration among its multiple-elements, allowing more flexibility in identifying and accounting for separate deliverables under an arrangement. ASU 2009-13 introduces an estimated selling price method for valuing the elements of a bundled arrangement if vendor-specific objective evidence or third-party evidence of selling price is not available, and significantly expands related disclosure requirements. This standard is effective on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Alternatively, adoption may be on a retrospective basis, and early application is permitted. The Company is currently evaluating the impact of adopting this pronouncement.

In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements [“ASU 2010-06”], which amends FASB ASC Topic 820, Fair Value Measurements and Disclosures. ASU 2010-06 requires new disclosures regarding significant transfers between Level 1 and Level 2 fair value measurements, and disclosures regarding purchases, sales, issuances and settlements, on a gross basis, for Level 3 fair value measurements. ASU 2010-06 also calls for further disaggregation of all assets and liabilities based on line items shown in the consolidated balance sheet. This amendment is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The Company is currently evaluating the impact of adopting this pronouncement.

28. SUBSEQUENT EVENTS

On January 7, 2010, pursuant to the draw-down notice presented to the Purchaser on December 20, 2009 with respect to the SEDA as discussed in note 15, the Company received an amount of $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount.

On February 18, 2010, the Company completed a public offering generating net proceeds of approximately US$18,150, or approximately $18,960, for the issuance of 11,764,706 units. Each unit is comprised of one common share and a warrant to purchase one-half of a common share. On February 23, 2010, the underwriters exercised in full their overallotment option and, as a result, the Company issued 1,764,706 additional units generating additional net proceeds of approximately US$2,800, or $2,950. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30 per share, exercisable at any time during the period beginning six months and ending three years following the date of issuance.

LABOPHARM 2009 ANNUAL REPORT | 69

DIRECTORS & OFFICERS

BOARD OF DIRECTORS	OFFICERS

Labopharm Inc.	Labopharm Inc.

Santo J. Costa[1]	James R. Howard-Tripp
Chairman of the Board	President and Chief Executive Officer
Of Counsel
Smith, Anderson, Blount, Dorsett,	Frédéric Despars
Mitchell & Jernigan, L.L.P.	Vice-President, General Counsel and
Corporate Secretary
Julia Brown[2]
Strategic Advisor to the Life Science	Mark A. D’Souza
Industry	Senior Vice-President and Chief Financial
Officer
James R. Howard-Tripp
President and Chief Executive Officer	Sylvain Guénette
Labopharm Inc.	Vice-President and Corporate Controller

Richard J. MacKay1,[2]	Mary Anne Heino
Chairman of the Advisory Board	President, Labopharm USA, Inc.
Valeo Pharma Inc.
Gregory M.C. Orleski
Frédéric Porte[3]	Vice-President, Business Development
President
Medipress Management Inc.	Sybil Robertson
Vice-President, Regulatory Affairs

Lawrence E. Posner[1]	Damon C. Smith, BSc., PhD.
Partner	Senior Vice-President, Research and Development
Vedanta Capital

Jacques L. Roy2,[3]
Consultant	Labopharm Europe Limited

Rachel R. Selisker[3]	Anthony C. Playle
President	Managing Director
Seamark Advisors LLC
Labopharm USA, Inc.

Mary Anne Heino
President

[1]	Member of the Corporate Governance and Nominating Committee
[2]	Member of the Compensation Committee
[3]	Member of the Audit Committee

GENERAL INFORMATION

Labopharm Inc.	Stock Exchange Listing

480 Armand-Frappier Blvd.	TSX: DDS
Laval, Québec H7V 4B4	NASDAQ: DDSS
Telephone: 450 686-0207
Fax: 450 686-9141	Transfer Agent
www.labopharm.com
info@labopharm.com	Canada:
Computershare Trust Company of Canada
Annual Meeting

May 5, 2010 at 11:00 a.m.	United States:
Hyatt Regency Montreal	Computershare Trust Company N.A.
1255 Jeanne-Mance
Montréal, Québec	Auditors

Ernst & Young, LLP
Investor Relations

Mark A. D’Souza
Senior Vice-President and
Chief Financial Officer	All amounts in this report are in Canadian dollars, unless otherwise stated.
Telephone: 450 686-0207
Fax: 450 687-5860

Lawrence Chamberlain	Ce rapport annuel est disponible
Telephone: 416 815-0700	en français sur demande.
Fax: 416 815-0080
lchamberlain@equicomgroup.com	Printed in Canada

The names Labopharm® and Contramid® appearing in this annual report are our registered trademarks. The names Polymeric Nano-Delivery SystemTM, PNDSTM, TradorecTM, TriduralTM, OleptroTM and IntellitabTM are our trademarks. Other trademarks and service marks appearing in this annual report are the property of their respective holders.

70 | LABOPHARM 2009 ANNUAL REPORT

WWW.LABOPHARM.COM
Labopharm Inc.
480 Armand-Frappier Blvd.
Laval, Québec
Canada H7V 4B4
Tel.: 450 686-0207
Fax: 450 686-9141

Exhibit 99.2

Labopharm Information Circular 2010

ANNUAL MEETING

May 5, 2010 at 11:00 a.m.

Hyatt Regency Montreal

1255 Jeanne-Mance

Montreal, Quebec

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (“Labopharm” or the “Company”) will be held at the Hyatt Regency Hotel in Montreal on May 5, 2010 at 11:00 a.m. (Montreal time), for the purposes of:

(a)	receiving Labopharm’s audited consolidated financial statements for the financial year ended December 31, 2009 and the report of the auditors thereon;

(b)	electing eight (8) directors for the ensuing year;

(c)	appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration; and,

(d)	transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Laval, Quebec, this 18th day of March, 2010.

By order of the Board of Directors,

(signed)

Frédéric Despars

Vice-President, General Counsel & Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. TO BE VALID, PROXIES MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC, H3A 3S8, NO LATER THAN AT THE CLOSE OF BUSINESS ON MAY 3, 2010 OR THE SECOND TO LAST BUSINESS DAY PRECEDING THE DATE OF ANY ADJOURNMENT TO THE MEETING. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE FORM OF PROXY.

TABLE OF CONTENTS

SECTION 1 – VOTING INFORMATION		2
1.1	SOLICITATION OF PROXIES	2
1.2	RULES CONCERNING PROXIES	2
1.3	NON-REGISTERED SHAREHOLDERS	3
1.4	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	3

SECTION 2 – BUSINESS OF THE MEETING		3
2.1	PRESENTATION OF FINANCIAL STATEMENTS	3
2.2	ELECTION OF DIRECTORS	4
2.3	APPOINTMENT OF AUDITORS	5

SECTION 3 – STATEMENT OF EXECUTIVE COMPENSATION		6
3.1	COMPENSATION DISCUSSION AND ANALYSIS	6
3.2	COMPENSATION OF EXECUTIVE OFFICERS	9
3.3	COMPENSATION OF DIRECTORS	15
3.4	DESCRIPTION OF THE STOCK OPTION PLAN	17
3.5	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	19

SECTION 4 – ADDITIONAL INFORMATION		19
4.1	STATEMENT OF CORPORATE GOVERNANCE PRACTICES	19
4.2	AUDIT COMMITTEE DISCLOSURE	19
4.3	TRANSACTIONS WITH INTERESTED PARTIES	20
4.4	INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	20
4.5	LIABILITY INSURANCE	21
4.6	OTHER BUSINESS	21
4.7	ADDITIONAL INFORMATION	21
4.8	SHAREHOLDER NOMINEES FOR 2011 ANNUAL MEETING	21
4.9	APPROVAL OF THE INFORMATION CIRCULAR	22

SCHEDULE A		A-1

SCHEDULE B		B-1

SCHEDULE C		C-1

INFORMATION CIRCULAR

FOR THE ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 5, 2010

SECTION 1 - VOTING INFORMATION

1.1	SOLICITATION OF PROXIES

This information circular (the “Circular”) is provided in connection with the solicitation by the management of Labopharm Inc. of proxies for use at our 2010 Annual Meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes mentioned in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and at all adjournments thereof. As used in this Circular, all references to “Labopharm”, the “Company”, “we”, “us”, “our” or similar terms are to Labopharm Inc.

Except as otherwise indicated, the information contained in this Circular is given as of March 18, 2010. Any information, policies or rules posted on our website as described in this Circular (including Schedules A, B and C) does not form part of, and shall not be deemed to be incorporated by reference into, this Circular, unless expressly otherwise indicated. The solicitation will be made primarily by mail. However, our employees or mandataries designated by us may also solicit proxies by telephone or in writing. The cost of the solicitation will be borne by us. Upon request, we will reimburse all brokers, banks, depositaries, nominees and other trustees for the reasonable costs incurred by them in order to send the proxy documents to the beneficial owners of our shares.

1.2	RULES CONCERNING PROXIES

Any proxy to be used at the Meeting must be received no later than the close of business on May 3, 2010 by our transfer agent, Computershare Trust Company of Canada. A person giving a proxy may revoke it at any time including at any adjournment, unless the proxy has already been used. A proxy may be revoked by a written notice executed by the shareholder or by his or her attorney authorized in writing or, if the shareholder is a corporation, by an officer or an attorney thereof duly authorized and sent to our Corporate Secretary. The authority conferred upon the proxyholder may also be revoked if the shareholder attends the Meeting in person and makes a request to that effect.

The persons named in the enclosed form of proxy will exercise the voting rights attached to the shares for which they have received the proxy in accordance with the instructions indicated in the form of proxy. In the absence of instructions, the voting rights attached to the shares shall be exercised FOR the matters mentioned in the attached Notice of Meeting. The enclosed form of proxy confers upon the proxyholder a discretionary power in respect of amendments to the matters set forth in the Notice of Meeting and regarding all other matters which may properly be brought before the Meeting and all adjournments thereof. Our Management is not aware of any such changes or other matters that may come before the Meeting. If, however, such amendments or other matters do properly come before the Meeting or any adjournment thereof, the shares represented by the form of proxy will be voted at the discretion of the proxyholder.

Every shareholder has the right to appoint a person (who need not be a shareholder) to act for and on behalf of the shareholder at the Meeting other than the persons designated in the form of proxy. To do so, the shareholder must strike out the names of the persons named in the proxy and insert the name of the proxyholder in the blank space provided for that purpose in the form of proxy.

1.3	NON-REGISTERED SHAREHOLDERS

Non-registered shareholders may vote shares that are held by their nominees in one of the two following manners. Applicable securities laws and regulations, including National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees’ voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be read carefully and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of our transfer agent, Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

1.4	VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 18, 2010, we had 71,567,941 of our common shares (the “Shares”) issued and outstanding. Shareholders are entitled to one vote per Share.

At the Meeting and all adjournments thereof, each shareholder is entitled to exercise the votes attached to the Shares registered in his or her name at the close of business on March 26, 2010, which is the “record date” that has been set for the Meeting.

To the knowledge of our directors and officers and based upon publicly available information, no person, company or other entity has held or exercised control or direction over, as at March 18, 2010, 10% or more of our issued and outstanding Shares.

We and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (the “FSTQ”) entered into an agreement on May 29, 2001 (the “FSTQ Agreement”) pursuant to which: (i) as long as FSTQ holds 5% or more of the issued and outstanding Shares, FSTQ has the right to designate two nominees to represent it on our board of directors (the “Board of Directors” or the “Board”); (ii) as long as FSTQ holds 1% or more and less than 5% of the issued and outstanding Shares, FSTQ has the right to designate one nominee to represent it on our Board of Directors; and (iii) the FSTQ Agreement will be in force as long as FSTQ holds 1% or more of the issued and outstanding Shares. As at March 18, 2010, to the knowledge of our directors and officers, FSTQ held 1,355,087 Shares representing approximately 1.9% of all issued and outstanding Shares. Consequently, FSTQ is entitled under the FSTQ Agreement to designate one nominee for election to the Board of Directors.

SECTION 2 - BUSINESS OF THE MEETING

2.1	PRESENTATION OF FINANCIAL STATEMENTS

The annual report including our audited consolidated financial statements for the financial year ended December 31, 2009 and the auditors’ report thereon will be presented at the Meeting, but the approval of the shareholders with respect thereto is not required.

2.2	ELECTION OF DIRECTORS

The articles of the Company provide for the election of a minimum of three and a maximum of 25 directors. The Board of Directors of the Company has set to eight the number of directors to be elected until the next annual meeting of the shareholders of the Company. The term of office of a director so elected expires upon the election of his or her successor unless he or she shall resign or his or her office shall become vacant by death, removal or other cause.

Directors will be elected individually. Unless instructions are given to abstain from voting with respect to the election of any director, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named below. We have no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

Board Nominees

In accordance with our Corporate Governance Rules which are more fully described in our Statement of Corporate Governance Practices attached hereto as Schedule A, the Corporate Governance and Nominating Committee, which reports to the Board of Directors, annually reviews the composition of our Board of Directors with respect to the skills, experience and expertise of its members and draws up, for purposes of review and approval by the Board of Directors, a list of nominees to be proposed as directors of our Company, subject to the requirements of the FSTQ Agreement.

The Corporate Governance and Nominating Committee has recommended, which recommendation was approved by the Board of Directors, that the eight persons listed in the table below be proposed as nominees for election to the Board of Directors at the Meeting. Mr. Jacques L. Roy is FSTQ’s nominee for election to the Board of Directors pursuant to the FSTQ Agreement. All nominees are currently directors of the Company.

The name of each person proposed by our Corporate Governance and Nominating Committee as a nominee for election to the position of director, the year in which each nominee first became a director of Labopharm, the principal occupation of each nominee and the number of Shares which each nominee directly or indirectly held as beneficial owner or over which he or she exercised control or direction as at March 18, 2010, are provided in the table below:

Name and residence	Director since	Principal occupation	Number of Shares held directly or indirectly as beneficial owner

SANTO J. COSTA (A) North Carolina, United States	2006	Of Counsel, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (law firm)	31,500

JULIA R. BROWN(B) California, United States	2006	Strategic Advisor to the Life Science Industry	20,000

JAMES R. HOWARD-TRIPP Ontario, Canada	1999	President and Chief Executive Officer, Labopharm Inc.	137,730

RICHARD J. MACKAY(A)(B) Quebec, Canada	1995	Chairman of the Advisory Board, Valeo Pharma Inc. (pharmaceutical products company)	211,971

FREDERIC PORTE(C) Quebec, Canada	1998	President, Medipress Management Inc. (strategic and financial planning company in the healthcare sector)	145,000

LAWRENCE E. POSNER(A) Connecticut, United States	2007	Partner, Vedanta Capital of New York (venture capital firm which makes direct investments in life sciences, retail and technology companies)	—

JACQUES L. ROY(B)(C) Quebec, Canada	2001	Consultant	12,000	(1)

RACHEL R. SELISKER(C) North Carolina, United States	2008	President, Seamark Advisor LLC (consulting firm specializing in financial consulting services to the healthcare industry)	—

(A)	Member of the Corporate Governance and Nominating Committee.
(B)	Member of the Compensation Committee.
(C)	Member of the Audit Committee.
(1)	Mr. Roy is FSTQ’s nominee pursuant to the FSTQ Agreement. As of March 18, 2010, to our knowledge based upon information provided by FSTQ, FSTQ held 1,355,087 Shares.

During the past five years, all of the nominees for election to the position of director mentioned above have held the principal occupations shown above, except for: (i) Mr. Santo J. Costa, who was Of Counsel with the law firm Williams, Mullen, Maupin, Taylor from June 2001 to August 2007; (ii) Mr. Richard J. MacKay who was President and Chief Executive Officer of Stiefel Canada Inc. (an international pharmaceutical company) from 1975 to December 2009; (iii) Dr. Lawrence E. Posner, who was Senior Vice-President and Special Medical Liaison to Bayer Pharmaceuticals Corporation until July 2007; (iv) Mr. Jacques L. Roy, who was Investment Manager with FSTQ from March 2004 to April 2005 and Vice-President, Finance and Corporate Development with Omega Laboratories Limited from May 2005 to January 2007; and (v) Ms. Rachel R. Selisker, who was Managing Director of the Raleigh, North Carolina, offices of Thompson Clive & Partners Inc. from January 2001 to March 2006 and Chief Financial Officer with AAIPharma, Inc. from March 2006 to May 2007.

Additional Information Relating to our Board Nominees

Mr. Santo J. Costa was the non-executive chairman of the board of Argomed, Inc., a privately held company, until he resigned from such position on August 2, 2002. On the day Mr. Costa resigned from his position, Argomed, Inc. filed for bankruptcy under the laws of the United States. Mr. Santo J. Costa was also a director of DigiScript Inc., a privately held company, until he resigned from such position on August 18, 2008. On August 25, 2008, after his resignation, DigiScript Inc. filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code. Mr. Frédéric Porte was elected director of Avance Pharma Inc. in October 2004 and resigned from such position in January 2005. In June 2005, Avance Pharma Inc. instituted proceedings under the Companies’ Creditors Arrangement Act (Canada). Mr. Porte is currently Chairman of the Board of Directors of Ambrilia Biopharma Inc. (“Ambrilia”), an issuer listed on the Toronto Stock Exchange. On July 31, 2009, Ambrilia has obtained Court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada). Ambrilia is still under Court protection at this time. Also on July 31, 2009, The Investment Industry Regulatory Organization of Canada (IIROC) halted the trading of the shares of Ambrilia pending delisting review. IIROC announced on August 6, 2009 the resumption of the trading of Ambrilia’s shares on the Toronto Stock Exchange. In connection with his functions at FSTQ, Mr. Jacques L. Roy was elected director of LBL Skysystems Corporation (“LBL”) on February 6, 2003. On September 27, 2005, LBL was declared bankrupt pursuant to the Bankruptcy and Insolvency Act (Canada).

Board Interlocks

As of March 18, 2010, no members of the Board of Directors served together on the boards of other public companies.

2.3	APPOINTMENT OF AUDITORS

At the Meeting, our shareholders will be called upon to appoint auditors to hold office until the next annual meeting of shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

Unless instructions are given to abstain from voting with regard to the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditors of the Company for the ensuing year and authorizing the directors to fix their remuneration.

Ernst & Young LLP have been acting as our auditors since July 2002. In addition to performing the audit of our consolidated financial statements, Ernst & Young LLP provided other services to us and they billed us the following fees in respect of each of our two most recently completed financial years:

Fees	Financial year ended December 31, 2009	Financial year ended December 31, 2008

Audit Fees(1)	$466,559	$365,040

Audit-Related Fees(2)	$3,903	—

Tax Fees(3)	$52,667	$77,549

All other Fees(4)	$7,596	$9,879

Total:	$530,725	$452,468

(1)	Refers to the aggregate fees billed by our external auditors for audit services.
(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for regulatory review.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.
(4)	Refers to the various language translation services provided by our external auditors.

SECTION 3 - STATEMENT OF EXECUTIVE COMPENSATION

3.1	COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the Company’s executive compensation policies and programs primarily as they relate to our President and Chief Executive Officer, our Senior Vice-President and Chief Financial Officer and our three other most highly compensated executive officers (our “Named Executive Officers” or “NEOs”), and our directors. The Compensation Committee of the Company has reviewed and discussed with management the disclosure contained in this section and, based on such review and discussion, it has recommended to the Board of Directors of the Company that this discussion and analysis of our compensation policies and programs be included in this Circular.

Mandate and Composition of our Compensation Committee

The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of our directors and senior executive officers. The mandate of the Committee is primarily to ensure that our executive compensation policies and programs are competitive in the markets in which the Company competes for human resources and supportive of the long term interests of the Company and its shareholders. The Board of Directors has adopted a formal Charter for the Compensation Committee, a copy of which is available on our website at www.labopharm.com.

Since the Company’s last annual meeting of shareholders on May 7, 2009, the Compensation Committee has been composed of three directors, all of whom are independent directors, namely: Julia R. Brown (Chair), Richard J. MacKay and Jacques L. Roy. The Board of Directors of the Company believes that these directors have the knowledge, experience and background to fulfil their mandate.

Compensation Objectives and Strategy

Our executive compensation policies and programs are designed to attract, retain and motivate the leadership talent necessary to grow the business successfully. Our executive compensation also aims at:

-	Linking a significant portion of each executive’s total compensation directly to the attainment of team-based objectives that are intended to promote the development of the Company and to create value for shareholders;

-	Incenting executives to improve overall company performance through short and long-term reward programs; and

-	Providing long-term incentive opportunities to ensure that management’s interests are aligned with those of the shareholders through share price performance.

Compensation Decision Making Process

The Compensation Committee reviews and recommends annually to the Board of Directors the compensation of our Named Executive Officers. In reviewing executive compensation, the Compensation Committee will rely primarily on:

-	A benchmarking analysis of the Company’s executive compensation against the median of a peer group conducted by an external compensation consultant. This benchmarking exercise reviews base salary, short-term cash compensation and long-term incentives offered to our executive officers and compares them to what is being offered in the market place for similar positions. This assessment is not meant to establish limits within which compensation must be fixed, but rather to assess the competitiveness of the Company’s compensation in order to attain the Company’s underlying compensation objectives described above;

-	A performance evaluation of Mr. Howard-Tripp, the President and Chief Executive Officer of the Company, to determine if changes to his compensation are appropriate based on the various considerations described below; and

-	Mr. Howard-Tripp’s analysis of the performance and contribution of other NEOs and recommendations on any changes to their compensation. The Compensation Committee gives considerable weight to Mr. Howard-Tripp’s evaluation of other NEOs, because of his direct knowledge of each NEO’s performance and contribution. No other Named Executive Officer has any input into executive compensation decision.

Compensation Consultant

The Compensation Committee retains the services of Radford, an Aon consulting company (“Radford”), as its independent compensation consultant to assist it in reviewing the competitiveness and appropriateness of the Company’s compensation programs.

The services of Radford in 2009 mainly involved assisting the Compensation Committee in reviewing the Company’s compensation philosophy, identifying a market comparator group of peer companies, reviewing the Company’s executive compensation levels relative to the Company’s peers, providing information on evolving market practices and governance trends, and developing recommendations covering salary, bonus and long-term incentive compensation for executive compensation.

The Compensation Committee reviews and pre-approves all fees and terms of service for consulting services provided by its independent compensation consultant. These fees paid to Radford during financial years 2008 and 2009 were as follows:

Type of fee	Financial year 2009 fees		Financial year 2008 fees		Percentage of financial year fees

Fees for Compensation Committee mandates	$32,339	(1)	$61,634	(1)	100	%(2)

Other fees	—		—		0%

(1)	Amount paid in US dollars are converted into Canadian dollars using the prevailing exchange rate as at the date of the invoice.
(2)	Radford is part of the Aon group of companies. No other fees were paid to Aon.

Peer Group

The Compensation Committee believes that maintaining competitive executive compensation is essential to meet the Company’s compensation objective of attracting, retaining and motivating a strong executive team. In order to ensure that the Company’s executive compensation is and remains competitive, the Compensation Committee benchmarks executive compensation annually relative to the market place.

Because the Company competes for talent in Canada and in the United States, the Company uses a peer group of companies (the “Peer Group”) composed of Canadian and U.S. biotechnology companies. The composition of the Peer Group is recommended by Radford and approved by the Compensation

Committee on an annual basis in order to ensure that the companies forming part thereof are comparable to the Company. The following criteria were used to establish our Peer Group:

-	Companies competing with us in our markets for human resources;

-	Companies that are comparable to us in size and complexity based on various metrics such as the number of employees, revenues, research and development expenses, and market capitalization; and

-	Companies with a pharmaceutical product on the market or in the later stages of clinical trials working towards bringing such product to the market.

Based on these criteria, our Peer Group is currently composed of the following companies.

Company	2008
	Number of Employees	Revenues	R & D Expense	Market Capitalization(1)
	(in million of US Dollars, except for employee data)
Canadian Peers
Aeterna Zentaris Inc.	109	38.5	57.4	53.6
BioMS Medical Corp.	30	35.2	38.1	29.1
Cardiome Pharma Corp.	104	1.3	39.6	321.9
Paladin Labs Inc.	115	67.7	4.5	331.8
QLT Inc.	135	124.1	29.6	255.7
Theratechnologies Inc.	98	1.7	28.9	277.8
Transition Therapeutics Inc.	36	1.3	10.4	54.3

U.S. Peers
Adolor Corporation	83	49.5	52.7	67.2
Alexza Pharmaceuticals, Inc.	111	0.5	61.6	144.5
Cadence Pharmaceuticals, Inc.	55	—	40.0	471.2
Columbia Laboratories, Inc.	62	36.3	6.2	83.4
Cypress Bioscience, Inc.	145	17.2	9.8	197.2
Depomed, Inc.	81	34.8	27.3	152.4
DURECT Corporation	171	27.1	39.4	187.4
GTx, Inc.	147	13.5	44.3	158.8
Inspire Pharmaceuticals, Inc.	250	70.5	44.6	470.8
Momenta Pharmaceuticals, Inc.	167	14.6	55.3	690.8
NeurogesX, Inc.	42	—	16.1	129.3
Noven Pharmaceuticals, Inc.	610	108.2	15.5	—	(2)
Pain Therapeutics, Inc.	48	63.7	45.8	249.2
Penwest Pharmaceuticals Co.	48	8.5	21.0	79.4
POZEN Inc.	34	66.1	61.9	171.8
Progenics Pharmaceuticals, Inc.	244	67.7	82.3	149.8

Labopharm Inc.	168	20.6	22.0	94.0

(1)	As of February 12, 2010.
(2)	Noven Pharmaceuticals, Inc. was acquired in 2009 by Hisamitsu Pharmaceutical Co, Inc.

Being the only NEO based in Europe and given that he is providing services under a consulting arrangement with a subsidiary of the Company, Mr. Anthony C. Playle, the Managing Director of our European subsidiary, was not part of the benchmarking exercise performed by the Committee’s compensation consultant.

Discretion and Judgment

The Compensation Committee reviews compensation practices at peer companies to ensure that total compensation offered to our senior executives is competitive. Consequently, the Committee will generally aim to offer to the Company’s senior executives compensation packages that, as a whole, are within a reasonable range of the 50th percentile for a comparable position with the Peer Group. The Compensation Committee, however, exercises discretion and judgment in determining compensation, carefully considering other factors in its review such as the experience, responsibilities, length of service and performance of an NEO before finalizing its compensation decision and recommendation to the Board. The Committee also takes into consideration the Company’s financial performance, budgetary constraints and restrictions or limitations on the availability of certain compensation components.

3.2	COMPENSATION OF EXECUTIVE OFFICERS

Elements of our Compensation Programs

The Company’s executive compensation policies and programs are meant to work as a system with various components. The four main components of the Company’s compensation mix consist of: (i) base salaries, (ii) bonus awards, (iii) option grants, and (iv) other benefits. This systemic approach facilitates the furtherance of the Company’s objectives by allowing adjustments to be made to the overall structure of compensation schemes and/or individual packages in order to promote the achievement of certain goals or to take into consideration other factors such as seniority, experience, skills and performance. Concretely, this means that certain components of compensation may be higher than the median of the Peer Group in some cases while other components are lower in order to better address such goals and factors.

(i)	Base Salaries

Base salary is fixed compensation and is meant to attract and retain executive officers. Base salaries are reviewed in the first quarter of every year. In defining base salary, the Committee will give considerable weight to the competitiveness of the base salary offered in comparison to the market median of the Peer Group for a comparable position. The Committee will also consider evolving trends in the market and then determine if adjustments are necessary based on the scope of each NEO’s responsibilities relative to other members of the executive team, his or her experience in similar positions, the length of service with the Company, his or her geographical location and internal equity. Increases in salary from one year to the other, if any, are also subject to budgetary constraints and other financial considerations.

After having reviewed and analyzed the salaries paid to presidents and chief executive officers occupying similar positions and performing similar functions at companies within the Peer Group, the Compensation Committee will make a recommendation to the Board of Directors for approval of the base salary of the President and Chief Executive Officer. For other Named Executive Officers, the President and Chief Executive Officer will generally make a recommendation for each NEO to the Compensation Committee, and the Committee will then recommend to the Board of Directors a proposed base salary for each individual.

(ii)	Bonus Awards

Our short term incentive plan provides for an annual variable cash incentive designed to motivate participants to achieve corporate objectives and to reward exceptional performance and contribution. All Named Executive Officers are eligible to receive an annual bonus award. Payments, if any, are based on the Company’s overall performance as compared to corporate objectives defined by the Compensation Committee and approved by the Board of Directors, as well as individual performance.

The Company’s short term incentive plan is based on a “team” approach under which executives at the same level of general responsibility receive the same target bonus opportunity. Under our plan, the President and Chief Executive Officer is eligible to receive a bonus of up to 60% of his annual base salary, while other Named Executive Officers are eligible to a bonus of up to 40% of their base salary. This makes the potential bonus payment in line with the 50th percentile for each NEO when compared to the Peer Group. The Committee believes that this encourages achievement of objectives and rewards high performance.

Corporate Objectives. In respect of any given year, the Board of Directors will typically, when it approves the budget for a given year, also approve a summary of the Company’s corporate objectives for that year. Because the Company is in a developmental stage, these corporate objectives are generally defined in terms of progress towards established objectives which may enhance the overall performance, profitability and long term growth of the Company, such as achieving certain financial targets, concluding important contracts or partnerships, realizing advances in our research and development programs, and obtaining favourable clinical results or regulatory approval of a product. Each objective is then weighted according to its importance and criticality.

The following table provides a list of the 2009 objectives. In 2009, 65% of the Company’s corporate objectives related to product-oriented goals, while the balance of 35% related to financial and business development goals.

OBJECTIVES*

• Realize the successful commercialization of the Company’s once-daily tramadol product

•   Further advance and develop the Company’s pipeline of product candidates, including (i) obtaining U.S. regulatory approval for the marketing of the Company’s once-daily trazodone product; (ii) submitting a regulatory application for approval of the Company’s once-daily trazodone product in Canada; and (iii) submitting a regulatory application for approval of the Company’s twice-daily tramadol-acetaminophen product in Europe

• Continue to develop the business, including executing a successful commercialization plan for the Company’s once-daily trazodone product in the United States

• Achieving certain financial targets, such as increasing liquidity to support the Company’s business plan and continue to improve cost management

• Continue to strengthen our manufacturing and supplies activities

*	Certain objectives mentioned in this table also comprise key achievements or targets that are confidential. These confidential achievements or targets represented approximately 50% of the Company’s total corporate objectives and were viewed by the Committee as being challenging to management but realistically achievable.

Personal Performance. Our short term incentive plan is also designed to reward exceptional personal performance and contribution. Personal performance of the President and CEO is closely linked to the realization of the Company’s corporate objectives and the good stewardship of the Company in general. As a result, 100% of our President and CEO’s personal objectives are being assessed on the achievement of the Company’s corporate objectives. Personal performance of other Named Executive Officers is established at the discretion of the President and Chief Executive Officer.

Calculation of Bonus Payouts. Bonus payouts under our short term incentive plan are calculated using a formula pursuant to which bonus payouts in any given year are dependent upon the NEO’s target bonus, a company multiplier which is intended to reflect Company performance in meeting corporate objectives established by the Compensation Committee, and an individual multiplier which rates individual performance and contribution.

(iii)	Option Grants

All Named Executive Officers are eligible to stock option grants. We believe that stock options provide value in three ways: (1) by closely aligning management interests with those of shareholders vis-à-vis share price performance; (2) by acting as a means to attract high potential executives in competition to larger, more established companies; and (3) by having long-term retention value. When, upon the recommendation of the Compensation Committee, the Board of Directors grants options, it follows competitive long-term incentive compensation practices such that the size and value of these grants are intended to place our Named Executive Officers in a competitive position as compared to the estimated value of the options granted to executives occupying similar positions and performing similar functions at companies within the Peer Group.

When the Compensation Committee recommends to the Board of Directors the size of new grants to each executive officer, it considers several factors which are benchmarked with similar positions in the Peer Group, including the number of shares underlying the grant, the size of the grant as a percentage of all grants, the long term incentive value of the grant based on a Black-Sholes valuation, and the level of potential ownership in the Company the grant represents. The Compensation Committee also gives careful consideration to the overall dilution created by equity grants as measured by the size of the equity pool of shares reserved for options granted when compared to the total number of shares outstanding. Options granted by the Board of Directors upon the recommendation of the Compensation Committee to our Named Executive Officers normally vest as follows: (i) one-third on the date of the grant, (ii) an additional one-third on the first anniversary of the date of the grant, and (iii) the remainder on the second anniversary of the date of the grant.

(iv)	Other Benefits

The Company does not offer pension benefits to its executives. Perquisites and personal benefits are provided to executive officers based on competitive practices, business needs and specific circumstances.

Compensation Decisions for 2009

The following provides a description of NEO compensation decisions taken by the Board of Directors, upon recommendation of the Compensation Committee, in relation to the financial year ended on December 31, 2009.

(i)	Base Salaries

In February 2009, the Compensation Committee recommended that base salaries of all NEO’s be maintained at their current levels due to difficult prevailing economic and market conditions. The base salaries of each Named Executive Officer in 2009 were below or in line with the market median of our Peer Group.

(ii)	Bonus Awards

Although we were gratified with progress made on many of our goals in 2009, not all have yet been achieved. The Company remains committed to achieving each of the established goals and continues to work to accomplish that. Tramadol performance has been below expectation and the Company is working with its partners to improve this. The Company was successful in obtaining FDA approval, in the United States, of Oleptro in February, 2010. There were other valuable accomplishments in product development and manufacturing.

Specific, financial targets for the determination of bonuses are confidential, as they represent competitive, sensitive information. If disclosed, it would be prejudicial to the Company as it would allow competitors to know the strategic plans of the Company. These objectives are set at a challenging level.

In light of the economy, and to help manage the Company through economically challenging times, senior management and the Board have elected not to pay bonuses to the senior executive team in 2009.

(iii)	Option Grants

In 2009, the Compensation Committee reviewed, with the assistance of its external compensation consultant, the effectiveness of the Company’s equity-based compensation to NEOs. This assessment was carried out by comparing the competitiveness of the Company’s long term incentive grants to the Peer Group using several comparison methods. This analysis showed that long term compensation to the Company’s NEOs was below the median of the Peer Group in terms of levels of executive ownership and retention value. On the basis of this assessment, the Compensation Committee decided to increase, in 2009, the number of options to NEOs in order to better align management’s motivation with shareholders’ interests. As such, the Compensation Committee recommended larger equity grants in 2009, which as a percentage of total shares outstanding were between the 50th and the 75th percentile of the Peer Group, while approximating the 25th percentile when examined under the Black-Scholes value of our option awards. All options were granted at an exercise price equal to the closing price of the Company’s common shares on the date of the grant with a vesting period over two years in accordance with the Company’s guidelines.

Summary Compensation Table – Named Executive Officers

The following table sets forth detailed information regarding the compensation earned by: (i) our President and Chief Executive Officer and our Senior Vice-President and Chief Financial Officer; and (ii) our three other most highly compensated Named Executive Officers who were serving as such as at December 31, 2009 and whose total salary and bonus exceeded $150,000 during our most recently completed financial year, in consideration of services rendered during each of the three last financial years ended December 31.

SUMMARY COMPENSATION TABLE

Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)		Option- based awards(1) (2) ($)	Annual incentive plans ($)(3)	Long-term incentive plans ($)	Pension value ($)	All other compensation (4) ($)		Total compensation ($)
JAMES R. HOWARD-TRIPP President and Chief Executive Officer	2009 2008 2007	520,235 520,235 500,225		354,250 539,500 977,500	— 185,938 200,090	— — —	— — —	— — —		874,485 1,245,673 1,677,815

MARK A. D’SOUZA Senior Vice-President and Chief Financial Officer	2009 2008 2007	310,635 310,635 298,688		119,900 166,000 48,204	— 74,975 59,738	— — —	— — —	— — —		430,535 551,610 406,630

MARY ANNE HEINO (5) President, Labopharm USA, Inc.	2009 2008 2007	354,402 331,135 272,862	(6) (6) (6)	98,100 166,000 391,000	— 81,458 51,378	— — —	— — —	— 53,323 107,491	(6) (6)	452,502 631,916 822,731

ANTHONY C. PLAYLE Managing Director, Labopharm Europe Limited	2009 2008 2007	144,907 142,575 129,069	(7) (7) (7)	76,300 124,500 273,700	— 31,028 36,160	— — —	— — —	303,568 330,520 351,530	(8) (8) (8)	524,775 628,623 790,459

DAMON C. SMITH Senior Vice-President, Research & Development	2009 2008 2007	306,275 306,275 288,270		98,100 199,200 273,700	— 65,710 57,654	— — —	— — —	— — —		404,375 571,185 619,624

(1)	The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model based on the grant date closing price on the TSX of the Company’s Shares ($1.46 for 2009, $2.57 for 2008, and $6.98 for 2007 – except for Mark A. D’Souza for whom the grant date closing price was $7.33 in 2007) and the following weighted average assumptions:

For the years ended December 31,	2009	2008	2007
Expected volatility	100%	77%	62%
Expected life	5.0 years	5.0 years	5.0 years
Risk-free interest rate	1.85%	3.44%	4.09%
Dividend yield	n/a	n/a	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

(2)	On February 24, 2010, the Board of Directors granted the following options to our Named Executive Officers: James R. Howard-Tripp: 120,000 options; Mark A. D’Souza: 60,000 options; Mary Anne Heino: 60,000 options; Damon C. Smith: 60,000 options; Anthony C. Playle: 40,000 options.
(3)	The compensation under the annual incentive plans was earned for the reference year and is payable early in the following year. Amounts payable in a currency other than Canadian dollar are converted at the December 31 exchange rate for the reference year.
(4)	Perquisites that do not exceed $50,000 or 10% of salary are not included in this column.
(5)	Ms. Mary Anne Heino assumed her duties as President, Labopharm USA, Inc. in February 2007, with a yearly salary of US$300,000. She was also granted 100,000 stock options and a signing bonus of US$150,000 of which US$100,000 was paid in 2007, and a balance of US$50,000 which was paid in early 2008. Ms. Heino received a salary of US$ 310,500 for the financial years ended December 31, 2008 and 2009.
(6)	Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to Cdn$1.14139 in 2009, US$1.00 to Cdn$1.06646 in 2008 and of US$1.00 to Cdn$1.07491 in 2007. The variation in the base salary of Mary Anne Heino between the years 2008 and 2009 is due to changes in exchange rates.
(7)	Amounts paid in Euros are converted into Canadian dollars using an average exchange rate over the period of €1.00 to Cdn$1.58637 in 2009, €1.00 to Cdn$1.56083 in 2008 and €1.00 to Cdn$1.4695 in 2007.
(8)	Consulting fees paid to ACPharma Ltd., a consulting firm controlled by Mr. Playle, are billed in £ sterling and converted into Canadian dollars at the prevailing exchange rate as at the date of the invoice. This consulting services agreement was terminated effective March 15, 2010.

Stock Options Granted to Named Executive Officers

The aggregate number of Shares underlying the options granted during the financial year ended December 31, 2009 to all of our employees and directors was 1,362,705 at prices ranging from $1.46 to $2.50 per Share, of which a total of 685,000 options were granted to our Named Executive Officers. The number of options granted to certain Named Executive Officers in 2010, are indicated in note (2) to the Summary Compensation Table found hereinabove.

The following table shows all awards to our Named Executive Officers outstanding at the end of the most recently completed financial year:

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (#)
JAMES R. HOWARD-TRIPP	65,000 90,000 250,000 325,000 325,000	3.10 6.61 6.98 2.57 1.46	May 4, 2010 Dec. 14, 2010 Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016	— — — — 234,000	— — — — —	— — — — —

MARK A. D’SOUZA	110,000 11,700 100,000 110,000	8.40 7.33 2.57 1.46	Sep. 7, 2011 May 11, 2014 Feb. 20, 2015 Feb. 25, 2016	— — — 79,200	— — — —	— — — —

MARY ANNE HEINO	100,000 100,000 90,000	6.98 2.57 1.46	Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016	— — 64,800	— — —	— — —

ANTHONY C. PLAYLE	35,000 40,000 70,000 75,000 70,000	3.10 6.61 6.98 2.57 1.46	May 4, 2010 Dec. 14, 2010 Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016	— — — — 50,400	— — — — —	— — — — —

DAMON C. SMITH	35,000 35,000 70,000 120,000 90,000	3.10 6.61 6.98 2.57 1.46	May 4, 2010 Dec. 14, 2010 Feb. 15, 2014 Feb. 20, 2015 Feb. 25, 2016	— — — — 64,800	— — — — —	— — — — —

(1)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2009 ($2.18) and multiplying the result by the number of Shares underlying an option.

Performance Graph

The performance graph presented below illustrates the cumulative total return of a $100 investment in Canadian dollars in our Shares, compared with the cumulative total return of the S&P/TSX Capped Health Care Index and the S&P/TSX Composite Index.

The year-end values of each investment are based on share appreciation plus dividends, if any, reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

The trend shown by the above performance graph shows a marked decline in shareholder return between 2006 and 2008, mitigated by an increase in the price of the Shares at the end of 2008 and a slight decline in 2009. The trend in cash compensation over the same period shows a stable increase in base salary, with no increase in 2009, and a sharp decline in bonuses paid in the last three years. The Board is of the view that cash compensation of Named Executive Officers is therefore consistent with the trend in the performance graph shown above. Option grants for the 2009 financial year were larger than in preceding years to address a loss of retention value of outstanding options. However, option grants are aligning the interest of the senior management team with those of shareholders.

Termination and Change of Control Benefits

Pursuant to their respective employment agreements, in the event of a termination of employment (except where such termination is due to gross negligence of duty) or a change of control of the Company, Mr. James R. Howard-Tripp is entitled to receive a cash payment in an amount equal to 24 months of his annual base salary and the bonus he is entitled to, while Mr. Mark A. D’Souza, Ms. Mary Anne Heino, Mr. Anthony C. Playle and Dr. Damon C. Smith are each entitled to receive a cash payment in an amount equal to 18 months of their annual base salary and the bonus they are entitled to (3 months for Mr. Anthony C. Playle in the event of a termination of employment without cause). Our Named Executive Officers mentioned above would also be entitled to their insurance and health care benefits for the same period as above, and all of their unexercised stock options would fully vest and would be exercisable pursuant to the terms and conditions under which the stock options were granted except that the Named Executive Officer would be entitled to exercise such options until the expiry of the above-mentioned period.

Assuming that the triggering event would have taken place on the last business day of the financial year 2009, our President and Chief Executive Officer and our Senior Vice-president and Chief Financial Officer would have received $1,092,208 and $498,744, respectively, plus the bonus they are entitled to, in the case of a change of control or termination of employment. Similarly, our other Named Executive Officers would have received amounts ranging from $217,463 to $569,141 in the case of a change of control, and amounts ranging from $36,244 to $569,141 in the case of termination of employment, plus the bonus they are entitled to.

3.3	COMPENSATION OF DIRECTORS

Determining Directors Compensation

The current compensation regime applicable to directors of the Company is designed to: (i) attract and retain highly qualified individuals to serve on the Company’s Board of Directors and its committees; (ii) align the interests of the directors with the interests of the Company’s shareholders; and (iii) reflect the responsibilities, commitment and risks involved in serving as a director of a public company in Canada and in the United States.

The Compensation Committee regularly assesses the market competitiveness of our directors’ compensation, with the assistance of its compensation consultant, against publicly traded Canadian and U.S. companies in a Peer Group (as outlined under the heading “Compensation Discussion and Analysis”).

Based on a survey report performed by Radford, our director’s compensation package was reviewed in May 2008 to achieve a proper balance between cash and equity compensation by assessing the Company’s compensation practices against our Peer Group.

No changes have been made to director compensation since May 2008.

Retainers and Fees Paid to Directors

Our non-executive directors compensation is based exclusively on annual cash retainers and long term compensation in the form of stock options. Each director is also entitled to be reimbursed for the travelling costs incurred by him or her in order to attend meetings. Directors who are also executives of the Company receive no remuneration for serving as directors.

(i)	Fees

Annual Board and Committee retainers are paid to each non-executive director in quarterly instalments, in arrears. According to the Company’s compensation policies applicable to non-executive directors, each non-executive director is entitled to the compensation set forth in the following table. On May 8, 2008, the Board compensation was adjusted by a 10% reduction agreed by the Board of Directors for the cash compensation to be paid to non-executive directors.

Type of Compensation	Annual Compensation(1) ($)

Board Chairman retainer (total compensation)	85,500

Board Retainer	36,000

Committee Chairperson - Audit - Compensation - Corporate Governance and Nominating	18,000 18,000 13,500

Committee Member Retainer (other than chairperson) - Audit - Compensation - Corporate Governance and Nominating	9,000 6,750 6,750

Meeting Attendance Fees - Board Meeting - Committee Meeting	— —

(1)	These amounts are paid in US dollars for non-resident directors.

During the financial year ended December 31, 2009, a total of $153,000 was earned by our Canadian directors and US$236,250 by our non-resident directors (excluding reimbursement of travel expenses).

(ii)	Equity-based Compensation

Unless otherwise determined by the Board of Directors, each non-executive director receives options to purchase Shares pursuant to our stock option plan. Since May 8, 2008, each non-executive director receives annually 20,000 options to purchase Shares under our stock option plan. New incoming members to the Board of Directors also receive 20,000 options to purchase Shares upon joining the Board of Directors, with the exception of the Chairman of the Board of Directors who received 50,000 options upon joining the Board of Directors in March 2006. The Chairman of the Board further receives an additional annual grant of 10,000 options.

During the financial year ended December 31, 2009, we granted a total of 155,005 options to purchase Shares under our stock option plan to our non-executive directors.

Summary Compensation Table - Directors

The following table sets forth detailed amounts of compensation provided to each non-executive director of the Company for the financial year ended December 31, 2009.

TOTAL COMPENSATION OF NON-EXECUTIVE DIRECTORS IN 2009

Name	Fees earned ($)		Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)

SANTO J. COSTA	97,671	(2)	36,600	—	—	—	134,271

JULIA R. BROWN	61,687	(2)	24,400	—	—	—	86,087

RICHARD J. MACKAY	56,250		24,400	—	—	—	80,650

FRÉDÉRIC PORTE	45,000		24,400	—	—	—	69,400

LAWRENCE E. POSNER	48,835	(2)	24,400	—	—	—	73,235

JACQUES L. ROY	51,750		24,000	—	—	—	75,750

RACHEL R. SELISKER	61,687	(2)	29,855	—	—	—	91,542

(1)	The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model based on the grant date closing price on the TSX of the Company’s Shares ($1.62 for 2009 – for all except Rachel R. Selisker for whom the grant date closing prices were $1.62 and $1.46 for 2009 – $1.90 for 2008, and $7.33 for 2007) and the following weighted average assumptions:

For the year ended December 31,	2009
Expected volatility	102%
Expected life	5.0 years
Risk-free interest rate	1.73%
Dividend yield	n/a

In developing the estimate of expected life, the Company has assumed that its recent historical stock option exercise experience is a relevant indicator of future exercise patterns. The Company based its determination of expected volatility on the historical market volatility of its shares.

(2)	Amounts in US dollars are converted into Canadian dollars using an average exchange rate over the period of US$1.00 to Cdn$1.14235.

The relevant disclosure for Mr. James R. Howard-Tripp is provided for under “Compensation of Executive Officers”.

Stock Options Granted to Directors

The following table shows all awards to our non-executive directors outstanding at the end of the financial year ended December 31, 2009:

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (#)
SANTO J. COSTA	50,000 50,000 30,000 30,000	8.44 7.33 1.90 1.62	Mar. 1, 2011 May 9, 2014 May 8, 2015 May 7, 2016	— — 8,400 16,800	—	—

JULIA R. BROWN	27,500 20,000 20,000 20,000	6.93 7.33 1.90 1.62	Jan. 18, 2012 May 9, 2014 May 8, 2015 May 7, 2016	— — 5,600 11,200	—	—

RICHARD J. MACKAY	15,000 15,000 20,000 25,000 20,000 20,000	3.24 6.61 9.72 7.33 1.90 1.62	Apr. 20, 2010 Dec. 14, 2010 May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016	— — — — 5,600 11,200	—	—

FRÉDÉRIC PORTE	15,000 20,000 20,000 20,000 20,000	3.24 9.72 7.33 1.90 1.62	Apr. 20, 2010 May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016	— — — 5,600 11,200	—	—

LAWRENCE E. POSNER	31,250 20,000 20,000	2.45 1.90 1.62	Aug. 8, 2014 May 8, 2015 May 7, 2016	— 5,600 11,200	—	—

JACQUES L. ROY	15,000 5,000 25,000 25,000 20,000 20,000	2.65 8.50 9.72 7.33 1.90 1.62	Jun. 9, 2010 Feb. 15, 2011 May 4, 2011 May 9, 2014 May 8, 2015 May 7, 2016	— — — — 5,600 11,200	—	—

RACHEL R. SELISKER	24,995 5,005 20,000	0.70 1.46 1.62	Nov. 6, 2015 Feb. 25, 2016 May 7, 2016	36,993 3,604 11,200	—	—

(1)	The value of unexercised options at year-end is calculated by subtracting the option exercise price from the closing price of our Shares on the TSX on December 31, 2009 ($2.18) and multiplying the result by the number of Shares underlying an option.

3.4	DESCRIPTION OF THE STOCK OPTION PLAN

Since our last annual meeting of shareholders, a total of 31,100 Shares have been issued upon the exercise of options, representing approximately 0.04% of our issued and outstanding Shares. As of March 18, 2010, there were outstanding options to purchase 5,702,600 Shares under our stock option plan (the “Stock Option Plan”), representing approximately 8.0% of our issued and outstanding Shares. The following is a description of the purpose, terms and conditions of our Stock Option Plan.

The purpose of our Stock Option Plan is to enable us to attract and retain highly experienced and skilled directors, officers, employees and service providers of Labopharm and its subsidiaries (collectively, the “Participants”) and to provide incentives to such Participants to promote the creation of shareholder value by aligning such Participants’ interests with the market value of our Shares.

The Stock Option Plan authorizes the Board of Directors to grant options to purchase Shares to employees, directors, officers or service providers of Labopharm and its subsidiaries.

The maximum number of Shares that can be issued under the Stock Option Plan may not exceed 9.9% of the total number of Shares issued and outstanding at any given time. In the event that options are exercised, expired or cancelled, the Board of Directors may grant an equivalent number of new options under the Stock Option Plan.

No Participant may hold options to purchase more than 5% of the number of Shares issued and outstanding at any time. The number of securities issuable (or reserved for issuance) to insiders under our Stock Option Plan may not, at any time, exceed 10% of our issued and outstanding securities. Furthermore, the number of securities issued to insiders under our Stock Option Plan, within any one-year period, may not exceed 10% of all of our issued and outstanding securities.

The exercise price of options granted under the Stock Option Plan is established by the Board of Directors but may not be lower than the closing market price of the Shares on the TSX on the date of the grant. If no transaction has been reported on such stock exchange on the option grant date, the closing price will be deemed to be the closing price of the Shares on the TSX on the last date on which transactions were reported immediately prior to the option grant date. The Board of Directors determines as part of each option grant the applicable vesting period provided that options may have an expiry date of up to ten years from the date of the grant. Notwithstanding the foregoing, unless the Board of Directors decides otherwise, including in the event of the retirement of an executive officer or a director of the Company, an option is not exercisable from and after each of the following dates:

(i)	in the case of a Participant that is an officer or an employee of Labopharm or one of our subsidiaries:

•	the date on which such Participant resigns or voluntarily leaves his employment;

•	the date on which such Participant’s employment is terminated for cause;

•	six months following the termination of such Participant’s employment by reason of death;

•	90 days following the termination of such Participant’s employment by reason other than those mentioned above, for example, disability, illness, retirement or early retirement;

(ii)	in the case of a Participant that is a director of Labopharm or one of our subsidiaries but is not employed by Labopharm or one of Labopharm subsidiaries (and in other limited circumstances):

•	the date on which such Participant ceases to be a director for any reason other than death;

•	six months following the date on which such Participant ceases to be a director by reason of death.

However, the Board may waive certain early termination requirements applicable to officers and directors of the Company in certain circumstances and provided certain conditions are met.

No option or interest therein is assignable by a Participant other than by testamentary disposition or by operation of the law of succession. No financial assistance is provided by us to facilitate the purchase of Shares upon the exercise of options under the Stock Option Plan.

The Stock Option Plan contains provisions permitting accelerated vesting in the event that an offer to purchase is made to all holders of Shares (i.e. a takeover bid). In such case, all options become exercisable immediately but only to the extent necessary to enable the Participant to tender his or her Shares in response to the offer.

The Stock Option Plan is administered by the Board of Directors or the Compensation Committee. The Board of Directors, on the advice of the Compensation Committee, and subject to any necessary regulatory approval, may amend, suspend or terminate the Stock Option Plan in whole or in part at any time but shareholder approval will be required for the following amendments to the Stock Option Plan or any options granted thereunder:

(i)	an increase of the total number of Shares that may be issued under the Stock Option Plan;

(ii)	a reduction in the exercise price with respect to an option granted under the Stock Option Plan or a cancellation of such an option for the purposes of re-issuing new options in replacement thereof;

(iii)	an extension to the term of an option granted under the Stock Option Plan beyond its original expiry date;

(iv)	an amendment to the class of persons eligible for grants of options under the Stock Option Plan; and

(v)	an amendment to allow options granted under the Stock Option Plan to become transferable or assignable other than for estate settlement purposes.

Every three years, all unallocated options under the Stock Option Plan will have to be approved by (i) our Board of Directors, (ii) a majority of our independent directors, and (iii) our shareholders. At their meeting dated May 8, 2008, the Company’s shareholders unanimously approved all unallocated options under the Stock Option Plan.

3.5	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Our Stock Option Plan is our only security-based compensation arrangement. The following table sets forth, as at December 31, 2009, the information with respect to all of our compensation plans pursuant to which our equity securities are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for further issuance under Labopharm’s equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans approved by securityholders	4,932,483	$3.71	647,531

Total:	4,932,483	$3.71	647,531

SECTION 4 - ADDITIONAL INFORMATION

4.1	STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our statement of corporate governance practices is set forth in Schedule A to this Circular.

4.2	AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 — Audit Committees (“NI 52-110”) requires issuers to disclose in their annual information form certain information with respect to the existence, charter, composition, and education and experience of the members of their audit committees, as well as all fees paid to external auditors. However, since an issuer’s information (or management proxy) circular is more widely disseminated than is its annual information form, we have decided to present such information with respect to our Audit Committee in the Circular and to incorporate this information by reference into our Annual Information Form. The Charter of our Audit Committee forms part of our Corporate Governance Rules and is attached as Schedule C to this Circular.

Composition of the Audit Committee

Frédéric Porte, Jacques L. Roy and Rachel R. Selisker are the current members of our Audit Committee, each of whom is independent and financially literate within the meaning of NI 52-110. The Board of Directors has determined that Ms. Selisker, Chair of the Audit Committee, meets the “Audit Committee financial expert” criteria prescribed by the Securities and Exchange Commission (SEC).

Education and Relevant Experience

The education and related experience of each of the members of our Audit Committee is described below.

Frédéric Porte – Mr. Porte holds a Diplôme d’études approfondies (D.E.A.) in social and economic information from L’Université Paris-Sorbonne in France, as well as a degree in Business Administration and Finance from L’École Supérieure de Commerce in Lyon, France. Mr. Porte is the founder and President of Medipress Management Inc., a company offering strategic and financial planning in the health care sector. Mr. Porte is also a venture partner of Genesys Capital, a venture capital organization. In 1981, he founded L’Actualité Médicale Inc., a publishing company the assets of which were sold in 1985. In 1987, he founded and was President of Clinidata Inc., a medical and pharmaceutical software company, which was purchased by Hoechst Marion Roussel (now Sanofi-Aventis S.A.) in 1994.

Jacques L. Roy – Mr. Roy holds a Bachelor of Commerce degree (B.Comm.) from McGill University. He has over 25 years of experience working in the fields of finance, venture capital and mergers and acquisitions. Throughout the course of his career, Mr. Roy has served on the board of directors of more than 15 companies (including various life sciences companies) as well as on the audit committee of a number of such companies.

Rachel R. Selisker – Ms. Selisker is a Certified Public Accountant and a senior financial executive with diverse advisory experience in the healthcare industry. Ms. Selisker is President of Seamark Advisors LLC, a consulting firm providing financial consulting services to the healthcare industry. She was from March 2006 to May 2007, Chief Financial Officer of AAIPharma, Inc. From January 2001 to March 2006, she served as Managing Director of the Raleigh, North Carolina offices of Thompson Clive & Partners Inc., a venture capital firm based in London. Prior to joining Thompson Clive, Ms. Selisker served from July 1987 to February 2000 as Chief Financial Officer, and from February 2000 to January 2001 as Senior Vice President, Global Shared Services, of Quintiles Transnational Corp., a publicly held pharmaceutical services organization providing development, sales and other professional services to pharmaceutical, biotechnology and healthcare companies on a worldwide basis. Ms. Selisker also serves as a member of the board of directors of several other corporations and organizations, including NPS Pharmaceuticals Inc. and Wake Technical Community College Foundation in respect of which she respectively also serves as Chairman of the audit committee and as Vice Chairman of the board.

Pre-Approval Policies and Procedures

In 2004, we adopted an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, as amended in 2010, which includes specific policies and procedures for the engagement of non-audit services. Such policy is available on our website at www.labopharm.com.

4.3	TRANSACTIONS WITH INTERESTED PARTIES

Except as described below, we are not aware that any of our directors, officers, nominees for election as directors, other informed persons or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of our most recently completed financial year or in any proposed transaction which has materially affected or is likely to materially affect us or any of our subsidiaries.

We have entered into a consulting services agreement with ACPharma Ltd., a company controlled by Anthony C. Playle, who is Managing Director and Director of our wholly-owned subsidiary, Labopharm Europe Limited. The fees paid by us to ACPharma Ltd. during each of the three most recently completed financial years are indicated in the Summary Compensation Table found in this Circular. This consulting services agreement with ACPharma Ltd. was terminated effective March 15, 2010.

4.4	INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of our directors, executive officers or senior officers or persons who held such positions during the most recently completed financial year or any nominees proposed as a director nor any person associated with any of the foregoing is indebted to us or any of our subsidiaries or was indebted to us or any of our subsidiaries either at any time during the most recently completed financial year or as at March 18, 2010.

4.5	LIABILITY INSURANCE

We take out liability insurance for the benefit of our directors and officers to cover them against certain liabilities contracted by them in such capacity. The current policy coverage limit is US$35,000,000 per event and policy year at a current cost of US$478,300 per annum. When we are authorized or required to indemnify an insured, a deductible of US$250,000 per non-US securities claim applies, a deductible of US$500,000 per US securities claim applies and a deductible of US$100,000 for all other claims also applies.

4.6	OTHER BUSINESS

Management of Labopharm knows of no other matters to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgment pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

4.7	ADDITIONAL INFORMATION

Additional Information relating to us, including compensation information for previous years, may be found on SEDAR at www.sedar.com and on the SEC web site at www.sec.gov. Financial information related to us is provided in our comparative financial statements and management’s discussion and analysis thereon for the financial year ended December 31, 2009. We provide the following documents to any person who requests same from our Corporate Secretary at 480 Armand Frappier Boulevard, Laval, Quebec, H7V 4B4:

(i)	a copy of the financial statements and management’s discussion and analysis thereon; and,

(ii)	a copy of this Circular.

In addition, it will be possible to obtain our Annual Information Form after the date it is filed with the securities commissions or similar securities regulatory authorities in Canada as well as any document incorporated by reference therein. We may require the payment of reasonable expenses if documents are requested by a person who is not a holder of Labopharm’s securities, unless we make a distribution of our securities in accordance with a short form prospectus, in which case such documents will be provided at no charge.

4.8	SHAREHOLDER NOMINEES FOR 2011 ANNUAL MEETING

In accordance with the Company’s Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance at Meetings, shareholder recommendations as nominees for election to the Board of Directors at the 2011 annual meeting of shareholders must be received by the Corporate Secretary of the Company before November 19, 2010 at the registered office address of the Company, at 480 Armand-Frappier Blvd., Laval, Quebec, H7V 4B4, Canada. A copy of the Company’s Policy can be obtained on its website, at www.labopharm.com.

4.9	APPROVAL OF THE INFORMATION CIRCULAR

The directors of Labopharm have approved the contents and the sending of this Circular.

By order of the Board of Directors

Laval, Quebec, March 18, 2010

(signed)

Frédéric Despars

Vice-President, General Counsel & Corporate Secretary

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Labopharm’s Corporate Governance Practices

The Canadian Securities Administrators (the “CSA”) adopted National Instrument 52-110 — Audit Committees (“NI 52-110”). NI 52-110 sets forth certain requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit-related matters.

The CSA also adopted National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Effective Corporate Governance (“NP 58-201” and, together with NI 52-110 and NI 58-101, collectively the “CSA Corporate Governance Standards”). NP 58-201 provides guidance to Canadian issuers with respect to corporate governance practices, while NI 58-101 requires issuers to make certain disclosures regarding their governance practices. The CSA Corporate Governance Standards, particularly NI 58-101 and NP 58-201 are the primary source of codified recommendations in respect of corporate governance practices in Canada.

In accordance with NI 58-101, we are required to disclose information with respect to our system of corporate governance. Over the past few years, we have undertaken a comprehensive review of our corporate governance practices in order to best comply with and, whenever practicable, exceed the CSA Corporate Governance Standards.

In 2010, we reviewed and updated our corporate governance practices. In such process, we updated the charters of each of the Board of Directors, the Compensation Committee, Corporate Governance and Nominating Committee and Audit Committee and the following policies: Disclosure and Confidentiality Policy, Trading Policy, Audit Committee Pre-Approval Policy for Audit and Non-Audit Services, Code of Ethics and Business Conduct, and Policy Governing Director Nominations, Shareholder-Board Communications and Director Attendance Meetings. A Whistleblowing Policy is also in force. We refer to our Board and Committee Charters as our “Corporate Governance Rules”.

We are of the view that adopting and implementing good corporate governance practices is a cornerstone of our corporate and management practices and policies and that our existing corporate governance practices already meet or surpass the prevailing corporate governance standards. We further believe that the measures we have adopted with respect to corporate governance comply substantially with the CSA Corporate Governance Standards.

We encourage our shareholders to consult our Corporate Governance Rules and Code of Ethics and Business Conduct available on our website at www.labopharm.com and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

Our Annual Information Form for the year ended December 31, 2009, which is available at www.sedar.com or at www.sec.gov (filed as Exhibit 99.1 to our annual report on Form 40-F), and which may be obtained upon request from our Corporate Secretary, also contains certain information with respect to our corporate governance practices.

We are dedicated to updating our corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. We and our Board of Directors are of the view that our corporate governance practices, as summarized in the following table, are in substantial compliance with the CSA Corporate Governance Standards. Copies of our Corporate Governance Rules and all related policies (including those mentioned above) are available on our website at www.labopharm.com.

CSA Guidelines	Labopharm’s Corporate Governance Practices
1. Board of Directors

(a) Disclose the identity of directors who are independent.	Of the current eight (8) members of our Board of Directors, seven (7) are independent within the meaning of NI 58-101, namely Ms. Julia R. Brown, Messrs. Santo J. Costa, Richard J. MacKay, Frédéric Porte, Lawrence E. Posner, Jacques L. Roy and Ms. Rachel R. Selisker.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	Mr. James R. Howard-Tripp does not qualify as independent within the meaning of NI 58-101, as he is President and Chief Executive Officer of Labopharm and Chairman of the Board of our wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm USA, Inc., Labopharm Cyprus Limited and Labopharm (Barbados) Limited.

(c)     Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

See above. Seven (7) of our eight (8) current directors are independent. The proposed nominees for election to our Board of Directors are all the same individuals as our current directors.

(d)     If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Santo J. Costa is a director of OSI Pharmaceuticals Inc., a Nasdaq-listed company. Mr. Frédéric Porte is the Chairman of Ambrilia Biopharma Inc., a public company listed on the TSX. Ms. Julia R. Brown is a director of Targacept, Inc., a Nasdaq-listed company. Mr. James R. Howard-Tripp is a director of GeneNews Limited, a public company listed on the TSX. Ms. Rachel R. Selisker is a director of NPS Pharmaceuticals Inc., a Nasdaq-listed company.

(e)     Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

Since 2004, a session has been held outside the presence of management and all non-independent directors at every regular Board meeting. During the financial year ended December 31, 2009, 6 such sessions were held.

(f)      Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Santo J. Costa is Chairman of the Board of Directors and is independent within the meaning of NI 58-101. The Chairman of the Board of Directors is responsible for the management, the development and the effective performance of the Board of Directors. He ensures that the Board of Directors fully executes its mandate and that the directors clearly understand and respect the boundaries between responsibilities of the Board of Directors and the responsibilities of Management.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The table below indicates the directors’ record of attendance at meetings of the Board of Directors and its committees during the financial year ended December 31, 2009:

Director	Board meetings attended	Committee meetings attended	Total Board and Committee meetings attended
Santo J. Costa	9 of 9	4 of 4	100%
Julia R. Brown	8 of 9	4 of 4	88%
James R. Howard-Tripp	8 of 9	N/A	88%
Richard J. MacKay	9 of 9	8 of 8	100%
Frédéric Porte	9 of 9	6 of 6	100%
Lawrence E. Posner	8 of 9	4 of 4	88%
Jacques L. Roy	9 of 9	10 of 10	100%
Rachel R. Selisker	9 of 9	6 of 6	100%

Attendance Rate:	95.5%	100%	95.5%

2.	Board Mandate – Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board of Directors, a copy of which is attached as Schedule B to this Circular, is to supervise the management of our business and affairs with the objective of increasing value for our shareholders. The Board is responsible for the proper stewardship of the Company and, as such, it must efficiently and independently oversee the business and affairs of the Company which are managed on a day-to-day basis by Management.

3.	Position Descriptions

(a)     Disclose whether or not the board has developed written position descriptions for the chair of the board and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has approved a written position description for the Chairman of the Board, and the Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee which are available on our website at www.labopharm.com.

The Chair of each of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee ensures that the mandate of its respective committee is fulfilled.

(b)     Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board has approved a written position description for the CEO, which is available on our website at www.labopharm.com.

4.	Orientation and Continuing Education

(a)     Briefly describe what measures the board takes to orient new directors regarding

i)       the role of the board, its committees and its directors, and

ii)      the nature and operation of the issuer’s business.

An orientation and training program for new Board members has been set up by our former Human Resources and Corporate Governance Committee and will now be administered by our Corporate Governance and Nominating Committee. The Board of Directors holds individual meetings with the President and Chief Executive Officer and other executive officers for each new director. New directors are provided with an extensive information package containing: (i) information about Labopharm; (ii) a copy of our articles and by-laws; (iii) a copy of the FSTQ Agreement; (iv) information on insurance coverage; and (v) various policies/plans governing the Board and/or senior executives.

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skills and knowledge necessary to meet their obligations as directors.

Strategic planning sessions, using external consultants and advisors, and including management, are conducted periodically. The Board also has presentations and seminars with external consultants, advisors, and members of the management team, on particular topics on an as-needed basis.

5.	Ethical Business Conduct

	(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	We adopted a Code of Ethics and Business Conduct (the “Code of Ethics”) which was last amended on January 26, 2010.

	(i) disclose how a person or company may obtain a copy of the code;	The Code of Ethics is accessible on our website at www.labopharm.com. A paper copy is also available upon request from our Corporate Secretary.

	(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and	The Corporate Governance and Nominating Committee is responsible for monitoring compliance with our Code of Ethics. Our directors, officers and employees are asked to periodically acknowledge in writing review of and compliance with the Code of Ethics as a condition of their engagement or employment relationship with us, as the case may be.

	(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year	No material change report has been required or filed during our financial year ended December 31, 2009 with respect to any conduct constituting a departure from our Code

	that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	of Ethics.

(b)     Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Audit Committee reviews and approves all related party transactions for potential conflict of interest situations on an ongoing basis.

	(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	We have arranged for an Ethics Hotline through which directors, officers and employees can, on an anonymous basis, disclose any information or knowledge they may have regarding violations of the Code of Ethics or any information or knowledge regarding questionable accounting practices or auditing matters.

6.	Nomination of Directors

	(a) Describe the process by which the board identifies new candidates for board nomination.	The Corporate Governance and Nominating Committee is responsible for administering a nomination process and criteria for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience of the Board of Directors and as provided for in the Policy governing Director nominations, Shareholder-Board communications and Director attendance at meetings. The Corporate Governance and Nominating Committee identifies candidates for election to the Board in consultation with management, through the use of outside advisers, or through such other methods as the Corporate Governance and Nominating Committee deems to be helpful to identify candidates for the filling of vacancies on the Board of Directors. The Corporate Governance and Nominating Committee will also consider candidates for election to the Board recommended by shareholders.

(b)     Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Nominating Committee is currently composed of three directors, all of whom are independent, namely Messrs. Richard J. MacKay, Santo J. Costa and Lawrence E. Posner.

	(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	Under the Charter of the Corporate Governance and Nominating Committee, the Corporate Governance and Nominating Committee is responsible for identifying from time to time qualified candidates for the filling of vacancies on the Board of Directors and recommending to the Board the new directors nominees. In addition to the responsibilities and powers described hereinabove, the Committee is also responsible for assisting the Board in developing and monitoring the Company’s corporate governance practices.

7.	Compensation

	(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Compensation Committee reviews the amount and the form of compensation of directors and officers. The process is more fully described in Section 3 of this Circular “Statement of Executive Compensation”.

(b)     Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is currently composed of three independent directors, namely Ms. Julia R. Brown and Messrs. Richard J. MacKay and Jacques L. Roy.

	(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Charter of the Compensation Committee provides that the committee is responsible for ensuring that appropriate processes are in place regarding succession planning for the CEO and other senior management positions, establishing the overall compensation philosophy of the Company, establishing a compensation system of programs designed to achieve corporate goals and objectives, and reviewing and recommending to the Board of Directors the CEO and senior executives’ compensation and compensation packages for the Board of Directors with the assistance of outside human resources consultants where appropriate. The Compensation Committee is also responsible for reviewing and recommending to the Board of Directors any proposed amendments to our Stock Option Plan, subject to obtaining any required consents of applicable stock exchanges or securities regulatory authorities and for reviewing annually the level of ownership of Shares by our directors and officers.

(d)     If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the

Radford Survey & Consulting was retained by the Compensation Committee of Labopharm to assist in determining compensation of its directors and officers.

consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

8.	Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	There are no other standing committees, however, the Corporate Governance and Nominating Committee deals with corporate governance issues in addition to nominations.

9.	Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	The Charter of the Corporate Governance and Nominating Committee provides that the committee is responsible for assessing the effectiveness of directors, the Board of Directors and the various committees of the Board of Directors. In 2008, the Corporate Governance and Nominating Committee retained the services of Levin & Company, Inc., an expert firm, to perform the assessment of the Board and Committees and their respective members individually. The main purpose of this exercise, completed in early 2009, was to determine how the Board compares with the best Canadian corporate governance practices and to ensure that we are well-positioned moving forward. In 2009, an assessment was conducted through a confidential evaluation completed by the directors. This evaluation was completed in early 2010.

In addition, the Corporate Governance and Nominating Committee monitors and makes recommendations regarding the effectiveness of our system of corporate governance, including the frequency and content of meetings, the need for any special meetings, communication processes between the Board and management and mandates of committees of the Board.

NI 52-110 provides that the audit committee must be composed of a minimum of three (3) members, who must be independent directors (as defined in those rules).		The charter of our Audit Committee provides that all the members of the committee must be independent directors. All members of the Audit Committee are independent directors within the meaning of the statutory and regulatory requirements applicable to the Company. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary thereof.

NI 52-110 provides that each audit committee member must be financially literate.		The Charter of the Audit Committee provides that all members of the Committee must be financially literate, and at least one member of the Committee shall have accounting or related financial management expertise as the Board of Directors interprets such qualification and may qualify as an audit financial expert under the rules of the US Securities and Exchange Act of 1934 as amended. All members of the Audit Committee are financially literate and Ms. Selisker is an audit committee financial expert.

NI 52-110 provides that the audit committee must have a written charter that sets out its mandate and responsibilities.	The written Charter of the Audit Committee, which is attached to this Circular as Schedule C, sets out the role, mandate and responsibilities of the Audit Committee.

NI 52-110 provides that the audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.	The Charter of the Audit Committee provides that the committee is responsible for recommending to the Board of Directors the appointment, compensation and/or retention (including the authority not to retain or terminate) of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

NI 52-110 provides that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	The Charter of the Audit Committee provides that the committee is responsible for the overseeing of any independent auditor engaged by us for the purpose of preparing or issuing an auditor’s report or related work.

NI 52-110 provides that the audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.	In April 2004, our Board of Directors approved an Audit Committee Pre-Approval Policy for Audit and Non-Audit Services Policy (as amended on January 26, 2010), which policy sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor must be pre-approved and is available on our website at www.labopharm.com.

NI 52-110 provides that the audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.	The Charter of the Audit Committee provides that the committee is responsible for reviewing, together with representatives of Management and representatives of the independent auditors, our interim quarterly financial statements and our annual audited financial statements prior to their public disclosure, as well as the related press release, and that it shall report thereon to the Board of Directors. The committee is also responsible for monitoring our internal accounting controls, informational gathering systems and management reporting on internal control.

NI 52-110 provides that the audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by	The Charter of the Audit Committee provides that the committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters; (b) the confidential,

employees of the issuer of concerns regarding questionable accounting or auditing matters.	anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters; and (c) any other material matters.

NI 52-110 provides that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	The Charter of the Audit Committee provides that the committee must review and approve the Company’s hiring policies regarding current and former partners or employees of the present and former auditors of the Company.

NI 52-110 provides that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	The audit committee has such authority.

SCHEDULE B

CHARTER OF THE BOARD OF DIRECTORS

I.	PURPOSE

The Board is responsible for supervising the management of the Company’s business and affairs, with the objective of increasing value for its shareholders. The Board is responsible for the proper stewardship of the Company and, as such, it must efficiently and independently supervise the business and affairs of the Company which are managed on a day-to-day basis by management. The Board may delegate certain tasks to its committees. However, such delegation does not relieve the Board of its overall responsibilities with regards to the management of the Company.

All decisions of the Board must be made in the best interests of the Company.

II.	COMPOSITION AND QUORUM

The Board shall be composed of a minimum of three (3) and a maximum of twenty-five (25) directors.

The majority of the members of the Board shall qualify as independent, as determined by the Board and in accordance with the statutory and regulatory requirements applicable to the Company as in effect from time to time. The Board considers annually the independence of each of its members.

If the Company has a significant shareholder, in addition to a majority of independent directors, the Board shall include a number of directors who do not have interests in or relationships with either the Company or the significant shareholder and which fairly reflects the investment in the Company by shareholders other than the significant shareholder.

The quorum at any meeting of the Board shall be constituted by a majority of its directors holding office.

III.	RESPONSIBILITIES

The Board shall have the following responsibilities:

A.	With respect to strategic planning

•	Approving annually the Company’s strategic planning process and approving a strategic plan which takes into account, among other things, the opportunities and risks of the business;

•	Approving and monitoring the implementation of the Company’s annual business plan; and,

•	Advising Management on strategic issues.

B.	With respect to compensation and performance assessment

•	Choosing the President and Chief Executive Officer (“CEO”) and approving the appointment of other officers;

•	Determining, jointly with the CEO, the corporate objectives and establishing expectations of management;

•	Monitoring and assessing the performance of the CEO and of senior management executives and approving their compensation, taking into consideration Board expectations and fixed objectives;

•	Monitoring management and Board succession planning process;

•	Monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	Approving the list of Board nominees for election by shareholders;

•	Reviewing and approving the remuneration of directors;

•	Approving changes to the Stock Option Plan or to the terms of outstanding options; and,

•	Approving all stock-option grants.

C.	With respect to financial matters and internal controls

•	Monitoring the integrity and quality of the Company’s financial statements and the appropriateness of their disclosure;

•	Reviewing and approving the Company’s Annual Information Form, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses;

•

Approving operating and capital budgets, the issuance of securities and, subject to the schedule of authority adopted by the Board, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major transactions such as investments or divestitures;

•	Determining dividends policies and procedures;

•

Taking all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation processes to manage these risks and opportunities.

•	Monitoring the Company’s internal control systems and management information systems;

•	Monitoring the Company’s compliance with applicable legal and regulatory requirements; and,

•	Reviewing periodically the Company’s corporate policies relating to trading and disclosure matters and monitoring compliance to such policies.

D.	With respect to corporate governance matters

•

Reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board, and, where appropriate, measures for receiving shareholder feedback, and the adequate public disclosure thereof;

•

Adopting and reviewing, on a regular basis, the Company’s Code of Ethics and Business Conduct applicable to the Company’s directors, its CEO, its financial officers and its other officers and employees and monitoring compliance with such code;

•	Taking all reasonable measures to ensure the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors; and,

•	Adopting orientation and education programs for directors.

IV.	METHOD OF OPERATION

•	Meetings of the Board of Directors are held at least quarterly and as required; in addition, two meetings of the Board of Directors will be set aside every year for strategic planning purposes.

•	The Secretary or any other person designated by the Board shall act as the Board’s Secretary.

•

The Chairman develops the agenda for each meeting of the Board in consultation with the CEO and the Secretary. The agenda and the appropriate material are provided to directors in a timely manner prior to any meeting of the Board.

•	Independent directors meet periodically without management and other non-independent directors present.

•	The Board periodically reviews this Charter, as conditions dictate.

Nothing contained in this Charter is intended to expand applicable standards of conduct under statutory or regulatory requirements for the members of the Board of Directors.

SCHEDULE C

CHARTER OF THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee (the “Committee”) of Labopharm Inc. (the “Company”) is a committee of the Board of Directors which assists the Board of Directors in overseeing the Company’s financial controls and reporting. The Committee also oversees the Company’s compliance with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management. This Charter complements Section 8 of By-law No. One of the Company which deals with the constitution of committees and procedural rules at their meetings.

II.	OBJECTIVES

The objectives of the Committee are to:

•	help the directors meet their responsibilities and duties with respect to financial controls and reporting;

•	oversee the accounting and financial reporting process for the Company and the audits of the financial statements ad the system of internal controls of the Company;

•	assist in maintaining good communication between the directors and independent auditors;

•	assist in maintaining the independent auditors’ independence;

•	provide an open avenue of communication among the independent auditors, financial and senior management and the Board of Directors; and,

•	maintain the credibility and objectivity of the Company’s financial information.

III.	COMPOSITION AND QUORUM

•

The Committee shall be composed of at least: three directors, each of whom qualifies as independent directors, as determined by the Board, and in accordance with the statutory and regulatory requirements applicable to the Company as in effect from time to time. The members of the Committee shall be appointed by the Board of Directors on recommendation of the Corporate Governance and Nominating Committee.

•

All members of the Committee shall be financially literate (meaning that all members of the Committee have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of those that can be reasonably expected to be raised by the Company’s financial statements). In addition, at least one member of the Committee shall have accounting or related financial management expertise, as the Board of Directors interprets such qualification in its own business judgment, and may qualify as an “audit committee financial expert” under the rules of the U.S, Securities and Exchange Act of 1934 as amended.

•

A member of the Committee may not, other than in his or her capacity as a member of the Committee, the Board of Directors or any other committee established by the Board of Directors, receive directly or indirectly from the Company any consulting, advisory or other compensatory fee from the Company or any subsidiary thereof.

•	The Chairman of the Committee shall be appointed by the Board of Directors.

•	The quorum at any meeting of the Committee is a majority of its members.

IV.	RESPONSIBILITIES AND DUTIES

The Committee shall have the following responsibilities:

A.	With respect to accounting and financial reporting

•

Review with representatives of management and representatives of the independent auditors the Company’s interim quarterly financial statements and the annual audited financial statements, the independent auditors’ report thereon, together with the related Management’s Discussion and Analysis and the related press release of the Company, prior to their public disclosure, and shall report thereon to the Board of Directors.

•

Satisfy itself that the Company’s quarterly and annual audited financial statements, together with the related Management’s Discussion and Analysis, are fairly presented in accordance with generally accepted accounting principles and shall recommend to the Board of Directors whether the quarterly and annual financial statements, together with the related Management’s Discussion and Analysis, should be approved, before their disclosure and filing with appropriate regulatory authorities.

•

Satisfy itself that the information contained in the Company’s annual and quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis, the Annual Information Form (AIF) (and similar documentation required by the Regulatory Bodies), press releases relating to earnings and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading, in light of the circumstances under which it was made.

•

Review the financial information contained in the AIF, Form 40-F, Management Proxy Circular, Prospectuses and the Quarterly reports on Form 6-K (including any Supplemental Disclosure documents thereto) and review other documents containing similar information and if appropriate, recommend their approval by the Board of Directors and their disclosure and filing with appropriate regulatory authorities.

•

Satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the financial statements, Management’s Discussion and Analysis and annual and quarterly earnings press releases, and periodically assess the adequacy of those procedures.

•	Review with management and the independent auditors the quality and the appropriateness of the Company’s accounting policies and any changes that are proposed to be made thereto

•

Satisfy itself that the audit function has been effectively carried out and review with the independent auditors any audit problems or difficulties and management’s response thereto and resolve any disagreement between management and the external auditors regarding financial accounting and reporting.

B.	With respect to disclosure controls and procedures, internal control and risk management

•

Monitor the quality and integrity of the Company’s financial and accounting systems and information management systems as well as the existence of proper operation of disclosure controls and procedures and internal control over financial reporting. In connection with fulfilling this responsibility, the Committee shall receive a report on at least an annual basis from the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer in connection with the such officers’ evaluation of internal control over financing reporting as to (1) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize, and report financial information; and (2) any fraud of which they are aware, whether or not material, that involves a member of management or other employees who have a significant role in the Company’s internal control over financial reporting. The Committee shall direct the actions to be taken and/or make recommendations to the Board of Directors of actions to be taken to the extent such disclosure indicates the finding of any significant deficiencies in internal control over financial reporting or fraud.

•

Obtain annually from the independent auditors, in connection with an audit report and prior to the filing of such audit report, a report presenting the adequacy of the internal and financial controls, specifically including (1) critical accounting policies and practices to be used, (2) all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of these alternatives and the treatment preferred by the independent auditors, and (3) material communications between management and the independent auditor.

•	Review periodically management’s report assessing the effectiveness of the disclosure controls and procedures.

•

Satisfy itself that the Company has implemented appropriate systems of internal control over the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management, financial and business operations and the health and safety of its employees and that these are operating effectively; make appropriate recommendations to the Board of Directors in connection with the foregoing.

•	Review and approve the Company’s Investment and Treasury policies and monitor compliance with such policies.

•

Review and approve all related party transactions for potential conflict of interest situations on an ongoing basis. “Related party transactions” shall refer to transactions required to be disclosed pursuant to applicable securities regulations and stock exchange regulations or policies.

•

Review the integration of the external audit with the internal control program and review advice from the independent auditors relating to management and internal controls and the Company’s responses to the suggestions made therein.

C.	With respect to independent auditors

•

Approve the appointment, compensation, retention (including the authority not to retain or to terminate) and termination of any independent auditor and monitor their qualifications and performance. The Board of Directors shall then put the nomination of the independent auditors to the vote of the Company’s shareholders.

•	Oversee the work of the independent auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company.

•

Approve the basis and amount of the independent auditor’s fees and determine the appropriate funding for the compensation of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing any other audit review, or attestation services for the Company; any advisors employed by the Committee, and ordinary expenses of the Committee, and advise the Board of Directors of anticipated funding needs of the Committee.

•	Satisfy itself, on behalf of the Board of Directors, that the independent auditors are independent of management and that they are ultimately accountable to the Board of Directors and the

Committee as representatives of the shareholders, within the meaning given to such term in the rules and pronouncements of the Regulatory Bodies.

•

Review the annual written statement of the independent auditors delineating all their relationships with the Company and discuss any relationships or services that may impact on their objectivity or independence.

•	Review the audit plan with the independent auditors and management and approve the scope, extent and schedule of such audit plan.

•	Review and approve the Company’s hiring policies regarding current and former partners or employees of the present and former auditors of the Company.

•	Ensure the respect of the legal requirements regarding the rotation of the applicable partners of the independent auditors, on a regular basis, as required.

•

Approve in advance any and all audit and non-audit assignments awarded to independent auditors and adopt and implement policies for such pre-approval and review all remuneration paid to independent auditors, including for such additional audit and non-audit services; to the extent necessary, the whole in accordance with the Pre-Approval policy for Audit and non-Audit services for the services to be provided by the independent auditors.

•

Establish effective communication processes with management and the Company’s internal and independent auditors to assist the Company to monitor objectively the quality and effectiveness of the relationship among the independent auditors, management and the Committee.

D.	With respect to legal compliance

•	Review, with the Company’s General counsel, legal and regulatory matters that could have a material impact on the Company’s financial statements.

•

Ensure that the Company is in compliance with tax and financial reporting laws and regulations and satisfy itself, on behalf of the Board of Directors, that all material statutory deductions have been withheld by the Company and remitted to the appropriate authorities.

•	Establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters (commonly referred to as the “Whistleblowing Policy”); and

(c)	any other material matter.

•

Cause the CEO to investigate any allegations that any officer or director of the Company, or any other person acting under the direction of any such person, took any action to fraudulently influence, coerce, manipulate, or mislead any independent public or certified accountant engaged in the performance of an audit of the financial statements of the Company for the purpose of rendering such financial statements materially misleading and, if such allegations prove to be correct, take or recommend to the Board of Directors appropriate disciplinary action.

Notwithstanding the foregoing, if the person in question is the CEO, the investigation shall be undertaken by the Committee.

•	Periodically review the Disclosure and Confidentiality Policy to ensure that it conforms to the applicable and regulatory requirements and report its recommendations to the Board.

E.	With respect to budgets

•	Assist the Board of Directors in the review and approval of operational, capital and other budgets proposed by management.

F.	With respect to general matters

•	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board of Directors deems necessary or appropriate.

V.	METHOD OF OPERATION

•	Meetings of the Committee are held at least quarterly and as required;

•	The Secretary or any other person designated by the Committee shall act as the Committee’s Secretary;

•

The Chairman of the Committee establishes the agenda for each meeting of the Committee in consultation with the Chief Executive Officer, the Chief Financial Officer and the Secretary. The agenda and the necessary documents are provided to members of the Committee on a timely basis prior to any meeting of the Committee.

•	The Chairman of the Committee reports on a regular basis to the Board about the Committee’s proceedings, findings and recommendations.

•	The Committee has at all times a direct line of communication with the independent auditors.

•	The Committee meets on a regular basis without management or the external auditors.

•	The Committee has the authority, in appropriate circumstances, to retain at the expense of the Company independent counsel and other advisors as it deems necessary to carry out its duties.

•	The Committee has the right:

-	to inspect all the books and records of the Company and its subsidiaries;

-	to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries.

•	The Committee annually assesses its respect of the Code of Ethics and Business Conduct and the Chairman of the Committee reports to the Corporate Governance and Nominating Committee thereon.

•	The Committee periodically reviews this Charter, as conditions dictate, and reports to the Board on its adequacy.

•	The Corporate Governance and Nominating Committee annually supervises the performance assessment of the Committee and its members.

•	The Committee may invite such other persons to its meetings, as it deems necessary. The Controller and external auditors should be invited to make presentations to the Committee as appropriate.

Nothing contained in this Charter is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Company or the Members of the Audit Committee.

Exhibit 99.3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Annual Meeting of Shareholders (the “Meeting”) of Labopharm Inc. (“Labopharm” or the “Company”) will be held at the Hyatt Regency Hotel in Montreal on May 5, 2010 at 11:00 a.m. (Montreal time), for the purposes of:

(a)	receiving Labopharm’s audited consolidated financial statements for the financial year ended December 31, 2009 and the report of the auditors thereon;

(b)	electing eight (8) directors for the ensuing year;

(c)	appointing the auditors for the ensuing year and authorizing the directors to fix their remuneration; and,

(d)	transacting such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

DATED at Laval, Quebec, this 18th day of March, 2010.

By order of the Board of Directors,

(signed)

Frédéric Despars

Vice-President, General Counsel & Corporate Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. TO BE VALID, PROXIES MUST REACH THE OFFICE OF COMPUTERSHARE TRUST COMPANY OF CANADA, 1500 UNIVERSITY STREET, SUITE 700, MONTREAL, QUEBEC, H3A 3S8, NO LATER THAN AT THE CLOSE OF BUSINESS ON MAY 3, 2010 OR THE SECOND TO LAST BUSINESS DAY PRECEDING THE DATE OF ANY ADJOURNMENT TO THE MEETING. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE FORM OF PROXY.

Exhibit 99.4

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting to be held on May 5, 2010

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the
	holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.	Fold

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 p.m., Eastern Daylight Time, on Monday, May 3, 2010.

+	+

Appointment of Proxyholder

I/We, being holder(s) of common shares of Labopharm Inc. hereby appoint: Mr. Santo J.

Costa, Chairman of the Board of Directors or failing him, Mr. James R. Howard-Tripp, President and Chief Executive Officer

	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Labopharm Inc. to be held at the Hyatt Regency Montreal on May 5, 2010 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors as outlined in the Information Circular

	For	Withhold		For	Withhold		For	Withhold

01. Santo J. Costa	☐	☐	02. Julia R. Brown	☐	☐	03. James R. Howard-Tripp	☐	☐

04. Richard J. MacKay	☐	☐	05. Frédéric Porte	☐	☐	06. Lawrence E. Posner	☐	☐	Fold

07. Jacques L. Roy	☐	☐	08. Rachel R. Selisker	☐	☐

	For	Withhold
2. Appointment of Auditors as outlined in the Information Circular	☐	☐
Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.		DD / MM / YY

If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report - Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 8 7 0 0 4	A R 2	L A B Q	+

Exhibit 99.5

9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form (“VIF”) - Annual Meeting to be held on May 5, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.	If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one
	will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.	Fold

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 5:00 p.m., Eastern Daylight Time, on Monday, May 3, 2010.

+	+

Appointee(s)

I/We, being holder(s) of common shares of Labopharm Inc. hereby appoint: Mr. Santo J. Costa, Chairman of the Board of Directors or failing him, Mr. James R. Howard-Tripp, President and Chief Executive Officer	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Labopharm Inc. to be held at the Hyatt Regency Montreal on May 5, 2010 at 11:00 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors as outlined in the Information Circular

	For	Withhold		For	Withhold		For	Withhold

01. Santo J. Costa	☐	☐	02. Julia R. Brown	☐	☐	03. James R. Howard-Tripp	☐	☐

04. Richard J. MacKay	☐	☐	05. Frédéric Porte	☐	☐	06. Lawrence E. Posner	☐	☐	Fold

07. Jacques L. Roy	☐	☐	08. Rachel R. Selisker	☐	☐

	For	Withhold
2. Appointment of Auditors as outlined in the Information Circular	☐	☐
Appointment of Ernst & Young LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report - Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐	Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 8 7 0 0 3	A R 1	L A B Q	+

Exhibit 99.6

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, James R. Howard-Tripp, President and Chief Executive Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Labopharm Inc. (the “issuer”) for the financial year ended December 31, 2009.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Form 52-109F1
Certification of annual filings	Page 2

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.	Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the Board of Directors or the Audit Committee of the Board of Directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 31, 2010

/s/ James R. Howard-Tripp
James R. Howard-Tripp
President and Chief Executive Officer

Exhibit 99.7

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Mark A. D’Souza, Senior Vice-President and Chief Financial Officer of Labopharm Inc., certify the following:

1.	Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Labopharm Inc. (the “issuer”) for the financial year ended December 31, 2009.

2.	No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the financial year end

a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

Form 52-109F1
Certification of annual filings	Page 2

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2	N/A

5.3	N/A

6.	Evaluation: The issuer’s other certifying officer(s) and I have

a)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

b)	evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer’s ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i)	our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii)	N/A

7.	Reporting changes in ICFR: The issuer has disclosed in its annual MD&A any change in the issuer’s ICFR that occurred during the period beginning on October 1, 2009 and ended on December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

8.	Reporting to the issuer’s auditors and board of directors or audit committee: The issuer’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer’s auditors, and the Board of Directors or the Audit Committee of the Board of Directors any fraud that involves management or other employees who have a significant role in the issuer’s ICFR.

Date: March 31, 2010

/s/ Mark A. D’Souza
Mark A. D’Souza
Senior Vice-President and Chief Financial Officer

Exhibit 99.8

Confidential

THIS MANUFACTURING, PACKAGING AND SUPPLY SERVICES AGREEMENT entered into in the City of Montreal, Province of Quebec, effective as of the 11th day of November, 2009 (the “Effective Date”).

AMONGST:	LABOPHARM INC., a company incorporated under the laws of the Province of Québec, having its head office at 480, boulevard Armand-Frappier, in the City of Laval, Province of Québec, H7V 4B4,

AND:	LABOPHARM EUROPE LIMITED, a company incorporated under the laws of Ireland, having a place of business at 5, The Seapoint Building, 44 Clontarf Road, Dublin 3, Ireland,

(Labopharm Inc. and Labopharm Europe Limited are hereinafter referred to jointly as “Labopharm”)

AND:	CONFAB LABORATORIES INC., a corporation incorporated under the laws of Canada, having its head office at 4355 Sir Wilfrid Laurier Blvd., in the City of Saint-Hubert, Province of Québec, J3Y 3X3,

(hereinafter referred to as “Confab”)

Article 1 RECITALS

1.1

Labopharm owns or has rights to the Formulation (as defined below) and the Specifications (as defined in the Quality Agreement) in the Territory for a prescription drug that is a once-daily serotonin antagonist reuptake inhibitor (SARI) know as Trazodone Contramid® Once-a-day available in strengths of 150mg and 300mg (the “Product” or the “Products”); and

1.2	Labopharm also owns certain patents relating to a controlled delivery technology known as Contramid® that is used in the manufacturing of the Products; and

1.3	Confab is a custom manufacturer of various pharmaceutical and health products and possesses the expertise, equipment, ability and capacity required to manufacture and package the Products for Labopharm on a commercial scale; and

In conformity with paragraph 12.2 (3) of National Instrument 51-102 respecting Continuous Disclosure Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to supply prices and payments terms, product specific information and other confidential commercial terms.

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1.4	Labopharm and Confab wish to enter into this Agreement pursuant to which Confab shall provide the Services (as hereinafter defined) to Labopharm, and Labopharm shall purchase either Bulk Product or Finished Product from Confab, the whole in accordance with and subject to the terms and conditions set forth in this Agreement.

Article 2 INTERPRETATION

2.1	Recitals: The above recitals form an essential declaration of the Parties and are an integral part of this Agreement. The Parties hereby declare that the recitals are true and accurate.

2.2	Defined Terms: As used in this Agreement, the following terms shall have the meaning ascribed to them below:

(a)	“Affiliate” means any corporation or entity which is directly or indirectly controlled by, or controls or is under common control with, another corporation or entity, provided that “control” shall mean ownership as to more than 50% of another corporation or entity or the power to direct decisions of another corporation or entity, including, without limitation, the power to direct management and policies of another corporation or entity, whether by reason of ownership, by contract or otherwise;

(b)	“Agreement” means this present agreement and all schedules, exhibits and written instruments supplemental to or amending or confirming it from time to time;

(c)	“API” means the active pharmaceutical ingredient Trazodone HCI;

(d)	“Applicable Laws” means all (a) constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (b) judgments, orders, writs, injunctions, decisions, rulings, decrees and words of any governmental or regulatory body or authority, and (c) all policies, voluntary restraints, practices and guidelines of any governmental or regulatory body or authority, including, without limitation, cGMPs, relating to the manufacturing and packaging (if required), labelling, storage, handling or transportation of the Products in the Territory;

(e)	“Batch” means the following units supplied by Confab to Labopharm as either Bulk or Finished Product

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a)	Bulk Product:

(REDACTED)

b)	Finished Product:

(REDACTED)

(f)	“Bulk Product” means the Product in tablet form;

(g)	“Confidential Information” has the meaning set forth in Section 11.1;

(h)	“Contract Year” means a period consisting of one (1) year, with the first Contract Year commencing as of the date of the first Purchase Order for distribution in the Territory, and terminating one (1) year later and subsequent Contract Years commencing on the anniversary date of said first Contract Year and terminating successively one (1) year later than said anniversary date of the subsequent Contract Year;

(i)	“Contramid® Powder” means Labopharm’s proprietary high amylose starch matrix used in the Formulation(s) of the Product(s), in powder form;

(j)	“cGMPs” means the current good manufacturing practices and standards contemplated by the Food and Drugs Act (Canada) , the FD&C Act and other applicable legislation in the Territory, as interpreted from time to time by Health Canada, the FDA or any other Regulatory Authority in the Territory;

(k)	“Defective Product” has the meaning set forth in Section 8.2.1.

(I)	“Delivery Date” means Product(s) ready to be shipped in accordance with the terms of a Firm Purchase Order and properly released by Labopharm’s quality assurance department no later than five (5) days from Confab’s quality assurance department’s release;

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(m)	“Disclosing Party” has the meaning set forth in Section 11.1;

(n)	“Effective Date” means the date first written above;

(o)	“FDA” means the U.S. Food and Drug Administration, or any successor agency with responsibilities comparable thereto;

(p)	“FD&C Act” means the U.S. Food, Drug and Cosmetic Act, as amended;

(q)	“Facility” means Confab’s manufacturing facility located at 4355 Sir Wilfrid Laurier Blvd., Saint-Hubert, Québec, J3Y 3X3;

(r)	“Finished Product” means Product packaged for commercial distribution in accordance with Applicable Laws;

(s)	“Firm Purchase Order(s) or “PO(s)” means a firm and binding purchase order for Product(s) from Labopharm to Confab, in writing, specifying the specific terms and conditions applicable to the firm order for Product(s) made by Labopharm to Confab, including the Delivery Date required and quantities of Bulk or Finished Product (which shall be per number of Batch(es) and for no less than one (1) Batch of Product), as such terms are further detailed in the PO form attached hereto as Schedule B and as approved in accordance with Section 3.4;

(t)	“Force Majeure” means an event or occurrence beyond the reasonable control of a Party which by the exercise of reasonable diligence could not be overcome, including, but not limited to, strikes, lock-outs, labour disruptions, acts of God, changes in Applicable Laws, restraints of governments, riots, arrests of people, act of war, civil disturbances, rebellion or sabotage, fire, flood, lightning, epidemic, not caused by the act or omission of the Party, any delay or failure by a governmental authority (including a Regulatory Authority) to issue any relevant permit or order not caused by the act or omission of a Party;

(u)	“Formulation(s)” means the unique formulation(s) for the manufacturing of the Product(s) supplied to Confab by Labopharm;

(v)	“Indemnitee” has the meaning set forth in Section 15.3;

(w)	“Indemnitor” has the meaning set forth in Section 15.3;

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(x)	“Initial Term” has the meaning set forth in Section 16.1;

(y)	“Intellectual Property Rights” means, whether or not reduced to writing, all inventions, all rights to inventions, patents, patent applications and issued patents (and any continuations, divisions, patents of addition, applications for reissue, reissues, re-examinations or extensions of any of the foregoing), designs, design applications and design registrations, trade marks, trade mark applications, trade mark registrations, trade names, logos (whether registered or unregistered), copyright, copyright applications and registrations, processes, licenses, know-how, technology, data, chemical structures, formulae, discoveries, trade secrets, proprietary information and all other rights and intellectual property now or hereafter developed, which relates to the Product(s);

(z)

“Labopharm Technology” means any and all proprietary subject matter, trade secrets, know-how, materials, information, data, methods, processes, derivatives, protocols, standard operating procedures, assays, knowledge, inventions, discoveries, improvements and developments, whether or not patented or patentable and whether or not reduced to writing, pertinent to the Products or to the manufacture, package, use or sale of the Products (including, without limitation, the controlled delivery technology known as “Contramid®”, the Formulation(s) and the Specifications and all improvements, additions and modifications thereto) and all Intellectual Property Rights related thereto, now or hereafter owned by, licensed to, in the possession of or controlled by Labopharm or its Affiliates;

(aa)	“Leadtime” means the time allowed for Confab to process a Purchase Order pursuant to Section 3.7;

(bb)	“Marketing Authorization(s)” or “MA(s)” shall mean the final regulatory approval(s) granted by the relevant Regulatory Authorities authorizing the marketing and sale of the Product(s) in the Territory;

(cc)	“Packaging Components” means all components (printed or unprinted) necessary or required for the packaging and supply of the Finished Product(s);

(dd)	“Party” means either Labopharm or Confab, individually; “Parties” means Labopharm and Confab, collectively;

(ee)	“Product” or “Products” has the meaning set forth in Section 1.1;

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(ff)	“Product Complaint” has the meaning set forth in Section 9.1;

(gg)	“Product Price(s)” or “Price(s)” has the meaning set forth in Schedule A;

(hh)	“Quality Agreement” has the meaning set forth in Section 8.1.1, and is attached hereto as Schedule C;

(ii)

“Raw Materials” means all bulk pharmaceutical ingredients (active and inactive) and other related ingredients, excluding the API and Contramid® Powder, necessary or required for the manufacture of the Product(s) as further set forth in the Quality Agreement;

(jj)	“Recall” has the meaning set forth in Section 9.2;

(kk)	“Receiving Party” has the meaning set forth in Section 11.1;

(ll)	“Regulatory Authority(ies)” means a governmental authority that has jurisdiction over the manufacture, packaging, use, storage, import, export, clinical testing, transport, marketing, sale or distribution of the Product(s) in the Territory;

(mm)	“Schedules” means the schedules to this Agreement, unless otherwise specified herein, and the following are the Schedules attached to and incorporated in this Agreement by reference and deemed to be part hereof:

Schedules	Description
Schedule A	Product Prices
Schedule B	Purchase Order Form
Schedule C	Quality Agreement
Schedule D	Services
Schedule E	Inventory Report
Schedule F	Vendor Rating Program
Schedule G	Yields
Schedule H	Guaranteed Manufacturing
Ratio
Schedule I	Shipping Instructions

(nn)	“Services” means those Services as more fully described in Schedule D attached hereto.

(oo)	“Shipping Instructions” shall have the meaning set out in Schedule I.

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(pp)	“Specifications” means the specifications necessary for Confab to provide the Services, including all information, data, formulae, quality control/quality assurance procedures, assays and reports, the whole as provided by Labopharm to Confab and as further detailed in the Quality Agreement;

(qq)	“Term” has the meaning set forth in Section 16.1;

(rr)	“Territory” shall mean the United States of America and any other country which may be added by Labopharm from time to time, upon signed and written agreement between the Parties as to Product Prices in respect of the said other country;

2.3	Currency. Except as otherwise expressly stated, all dollar amounts referred to in this Agreement are in the lawful currency of Canada.

2.4	General. Article and Section headings in this Agreement are for convenience only and shall not be used in interpreting this Agreement. This Agreement shall be read with such changes in gender or number, as the context requires.

Article 3 MANUFACTURE, PACKAGING AND SUPPLY

3.1	Supply of Product(s). Confab hereby agrees to provide the Services in order to supply Labopharm with such quantities of the Product(s) as are required to fill Purchase Orders, the whole in strict accordance with the terms and subject to the conditions set out in this Agreement, the Quality Agreement, the Specifications, the cGMPs and all Applicable Laws. Labopharm hereby agrees to purchase from Confab such quantities of the Product(s) as ordered by Purchase Orders, the whole in accordance with the terms hereto.

3.2	Production Capacity. During the Term, Confab shall use commercially reasonable efforts to maintain production capacity for the manufacture of the Products at a level necessary to produce the amount of Product(s) set forth in the forecasts provided pursuant to Section 3.3 below.

3.3

Forecasts. Concurrently with the execution of this Agreement, Labopharm shall provide Confab with a written forecast of Labopharm’s estimated monthly requirements of the Products for the twelve (12) month period commencing with the first Contract Year and which forecast will be updated by Labopharm monthly on a rolling twelve (12) month basis and provided to Confab no later than the fifteenth (15th) day of each month. The forecasts shall be non-binding, except for the first three (3) months which shall be covered by Firm Purchase Order(s).

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3.4	Firm Purchase Order(s). On a monthly basis, Labopharm will issue Firm Purchase Orders for Product(s) in accordance with the Leadtime for the Product(s). Confab hereby acknowledges that Firm Purchase Orders placed by Labopharm shall be made in a similar form as the PO attached hereto as Schedule B. In case of conflict between the provisions of this Agreement and a PO, the provisions of this Agreement shall have precedence except as otherwise expressly agreed to by the Parties. Confab shall confirm receipt of each PO issued by Labopharm within a reasonable delay. Each PO issued by Labopharm in accordance with this Section 3.4 and for which a receipt confirmation has been issued by Confab, shall be deemed accepted by Confab after seven (7) business days from its issuance.

3.5	Continuity of Purchase Orders. Confab declares and Labopharm acknowledges that the continuity of ordering in accordance with the Leadtime facilitates Confab’s ability to maintain a continuous flow in the manufacturing and packaging processes in order to meet and reduce the Leadtime.

3.6	Unplanned Changes. Confab agrees to use reasonable commercial efforts to comply with unplanned changes in Firm Purchase Orders.

3.7	Manufacture, Packaging and Delivery of Product. Confab will provide the Services and deliver the Product(s) in the quantities specified in each Purchase Order. Confab shall deliver the Product(s) within ninety (90) days of the date of the Purchase Order with a ten (10) business day grace period for events beyond Confab’s control (the “Leadtime”), except for the first Purchase Order which shall be delivered on such date as approved in writing by the Parties. Confab shall also ensure that deliveries comply with Labopharm’s Vendor Rating Program, as further set forth on Schedule F.

3.8

Delivery of API and Contramid® Powder. Based on Labopharm’s Firm Purchase Order, Confab shall order directly from Labopharm using a no-charge purchase order the quantities of API and Contramid® Powder required to satisfy Labopharm’s forecasted requirements of Product(s). Labopharm shall cause to be delivered                                               (REDACTED)                          to Confab, within three (3) months of Confab’s purchase order, quantities of API and Contramid® Powder in accordance with Confab’s purchase orders therefore. The API and Contramid® Powder delivered shall meet the Specifications. Quantities of API and Contramid® Powder shall be stored by Confab at the Facility. Labopharm will cause the API and Contramid® Powder to be shipped directly to the Facility. Confab shall at all times maintain minimum safety stocks of both the API and the Contramid® Powder            (REDACTED)

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Confidential

(REDACTED) The Parties hereby acknowledge and agree that the minimum safety stock may be subject to adjustment if it is determined by the Parties not to be sufficient given the actual number of Product tablets purchased by Labopharm.

Title to the API and Contramid® Powder shall, at all times, remain with Labopharm.

3.9

API and Contramid® Powder Inventory Report. Confab shall provide Labopharm with monthly inventory reports outlining the free balance of API and Contramid® Powder on hand and a reconciliation of the API and Contramid® Powder held by Confab, which shall contain the information outlined in Schedule E hereto.

3.10

Yields. The Parties hereby agree that the acceptable manufacturing yields shall be as set forth on Schedule G. The Parties further agree to undertake a program to optimize the Contramid® granulation process to improve the yield. Once the program is completed and approved by both Parties, the yield for the Contramid® granulation shall be revised and amended accordingly. Confab acknowledges and agrees that if it does not achieve the yields set forth herein, it shall reimburse Labopharm the actual verifiable cost of the API and Contramid® Powder which would have been required for said portion of the Batch which cannot be used, taking into account said yields. Confab and its auditors shall have the right to audit Labopharm’s books, records and supporting documents accordingly to Article 10. At last, the Parties agree to negotiate in good faith revised target yields for the printed Bulk Product(s) and packaged Product(s), following completion of the validation process, if it is determined that the acceptable manufacturing yields set forth herein cannot be achieved.

3.11	Raw Materials and Packaging Components Inventory. Confab will purchase, manage and maintain an adequate supply of Raw Materials and Packaging Components at all times to satisfy Labopharm’s Firm Purchase Orders. Confab shall bear all risks associated with the purchase, management and maintenance (including without limitation the risks of loss, destruction and obsolescence) of any Raw Materials and Packaging Components that are required to satisfy the Purchase Orders or that have been ordered with Labopharm’s consent. Notwithstanding the foregoing, the Parties hereby recognize that certain materials or components may have long order leadtime. As such, Confab agrees to prepare a list of such components or materials. Upon review and approval of the list by Labopharm, Labopharm’s consent to ordering of these materials and/or components shall no longer be required.

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3.12	Shipping of Product and Risk of loss. Confab shall provide Labopharm with all documentation pertaining to each Batch of Bulk Product or Finished Product, including without limitation, all manufacturing, packaging (if required), quality and release documentation. Confab shall arrange for shipment Ex Works (Incoterms 2000) the Facility, to Labopharm or Labopharm’s designee in accordance with Labopharm’s Shipping Instructions on the Delivery Date, with a ten (10) business day grace period for events beyond Confab’s control. Labopharm may request that such shipments of Bulk Product occur under quarantine status. Any such request must be in writing. In no circumstances shall Confab be permitted to arrange for shipment of a Batch of Finished Product for delivery until Labopharm has released such Batch and approved shipment.

Article 4 PURCHASE PRICE AND PAYMENT TERMS

4.1	Product(s) Price. The Product(s) Prices are set forth in Schedule A and shall not be subject to any increase during the Term except as provided under the terms of this Agreement.

4.2	Price Adjustment.

a)	Increase / Decrease in the ordinary course of business.

(REDACTED)

b)	Extraordinary Increases in Costs of Raw Materials.

(REDACTED)

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Confidential

c)	Extraordinary Decreases in Costs of Raw Materials.

(REDACTED)

4.3	Invoicing and Payment. Confab shall invoice Labopharm upon Confab’s quality assurance department’s release of the Bulk Product or Finished Product. Labopharm shall pay each invoice in full within thirty (30) days after its receipt, unless the shipment is rejected or acceptance revoked by Labopharm in accordance herewith. All payments shall be made in Canadian dollars with a one percent (1%) discount applicable if the invoice is paid within ten (10) business days of receipt.

4.4	Taxes. The prices referred to in Section 4.1 are exclusive of all applicable sales, goods and services (GST) and similar taxes, which shall be the responsibility of Labopharm. Where applicable, the amount of such taxes will be added to the Product Price in effect at the time of delivery thereof and will be reflected in the invoices submitted to Labopharm by Confab pursuant to Section 4.3 hereof. The Parties acknowledge that Confab has obtained, and will endeavour to maintain, an exemption from the Canadian tax authorities concerning the payment of the GST based on the re-exportation of the Product(s) outside Canada.

(REDACTED)

Article 5 BUSINESS REVIEWS, KEY PERFORMANCE INDICATORS AND BEST PRACTICES

5.1	Business Reviews. Each Party will, upon execution of this Agreement, appoint one of its employees to be a relationship manager responsible for liaison between the Parties. The relationship managers shall meet not less than quarterly to review the current status of the business relationship and to manage any issues that have arisen.

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5.2	Key Performance Indicators. The Vendor Rating Program attached hereto as Schedule F shall be used to measure and track Confab’s performance, including, without limitation, the manufacturing yields set forth on Schedule G. The results of Confab’s performance will be issued on a quarterly basis and will measure each of the criteria outlined in Schedule F. These results will be reviewed at the quarterly business reviews. Should Confab fail to achieve the required minimum level of performance (REDACTED) , it shall develop a remediation plan which shall be presented to and approved by Labopharm within thirty (30) days of the notification, which approval, will not be unreasonably withheld. If approved, the remediation plan will need to be implemented by Confab in accordance with its terms. At any time during the Term of this Agreement, should Confab fail to achieve the criteria set out in Schedule F for two (2) consecutive quarters or if Confab’s performance falls below falls (REDACTED) in any one (1) quarter, Labopharm shall be entitled to terminate this Agreement upon a ninety (90) days prior notice without payment to Confab of any penalty, indemnity, anticipated profits, or damages, provided however that Labopharm shall not have the right to terminate the Agreement and Confab shall not be penalized should Confab fail to achieve the said criteria in the first Contract Year or due to Labopharm’s fault. It is understood and agreed that the Parties shall re-evaluate the Vendor Rating Program and performance criteria after the first Contact Year.

5.3	Continuous Improvements and Best Practices. The Parties agree to pursue a mutual continuous improvement and best practices strategy to find ways of improving the manufacturing and packaging performance and reducing the Raw Materials and Packaging Components costs. In the event of cost reductions arising out of any technological changes or process or supply chain management improvements resulting from this initiative, the benefits of such cost reduction will be shared equally by the Parties. Product Prices shall be adjusted and Schedule A updated to reflect same.

Article 6 GUARANTEED MANUFACTURING RATIO

6.1

Labopharm agrees to purchase from Confab the guaranteed manufacturing ratio as further set out in Schedule H attached hereto. The guaranteed manufacturing ratio shall be binding and defined in terms of percentages of the Product’s manufacturing Services in the Territory, no matter who manufactures the Product. For greater

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certainty, the Parties hereby recognize and agree that these manufacturing ratios do not apply to packaging services solely. Confab acknowledges and agrees that said ratios shall only be valid for the first three (3) Contract Years.

Article 7 REGULATORY MATTERS

7.1	Labopharm’s Regulatory Obligations. Labopharm shall be solely responsible to obtain and maintain the MAs necessary for the marketing, selling and commercialization of the Product(s) in the Territory and Confab shall provide assistance and cooperation to Labopharm to the extent necessary to obtain and maintain such MAs including, without limitation, assistance for any regulatory submissions to the Regulatory Authorities in the Territory.

7.2	Confab’s Regulatory Obligations. Confab shall obtain or has obtained and shall maintain throughout the Term, at its sole cost and expense, valid manufacturing authorizations necessary to manufacture the Products at the Facility, including, without limitation, a valid establishment license issued by Health Canada and/or any other Regulatory Authorities in the Territory.

Article 8 QUALITY ASSURANCE & INSPECTIONS

8.1	Quality Assurance.

8.1.1	Concurrently with the execution of this Agreement, Labopharm and Confab shall execute a new Quality Agreement (the “Quality Agreement”) to set forth the quality control and quality assurance obligations of the Parties, the whole in compliance with cGMPs and Applicable Laws. The Quality Agreement shall be attached hereto as Schedule C.

8.2	Post-Delivery Inspection.

8.2.1

Labopharm may inspect any Product(s) before accepting delivery of, or having an obligation to purchase, such Product(s). If Labopharm has not given notice that it accepts delivery within five (5) business days of Confab’s quality assurance department’s release of the Product(s), Confab shall have the right to consider the Product(s) as properly delivered. No inspection or other action by Labopharm shall in any way obligate Labopharm to purchase any defective or non-conforming Product(s) or to retain any Product(s) which, upon subsequent inspection or use, proves to be defective or non-conforming (the “Defective Product”). Labopharm may reject any such Defective Product

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within forty (40) days of its receipt thereof. Labopharm shall give written notice to Confab stating why the Defective Product is not acceptable to Labopharm within a reasonable delay following the actual discovery or knowledge thereof. After giving notice, Labopharm will, at Confab’s request, return to Confab any Defective Product (or samples thereof, if requested by Confab), at Confab’s sole risk and expense, subject to this Section 8.2.

8.2.2	In the event Confab notifies Labopharm in writing within such thirty (30) days delay of Labopharm’s notice thereof that it denies responsibility for the Defective Product(s), then:

(a)	representative samples of the Defective Product(s) shall be submitted to a mutually acceptable independent laboratory or consultant (if not a laboratory analysis issue) for analysis or review, the cost of which shall be paid by the Party against whom the discrepancy is unfavourably resolved by the independent laboratory or consultant;

(b)	if Labopharm is determined to be responsible by such laboratory or consultant for the Defective Product(s) of if such laboratory or consultant determines that the Product is not a Defective Product, then the provisions of Section 8.2.1 and 8.2.4 shall apply. Labopharm shall not be entitled to reimbursement for such Product(s) and shall reimburse the amount paid by Confab, if any, for delivery of samples to such laboratory or consultant; or

(c)	if Confab is determined to be responsible for the Defective Product(s), then the provisions of Section 8.2.3 and 8.2.4 shall apply.

8.2.3	If Confab accepts Labopharm’s claim that the Product is defective or nonconforming or if the Product is determined defective or non-conforming by the independent laboratory or consultant, Confab shall, at Labopharm’s sole option, either:

(a)

replace the Defective Product(s), including reimbursement of the verifiable costs of the API and Contramid® Powder, with an equivalent quantity of new Product(s) as soon as possible but in no event later than within the Leadtime; or

(b)

immediately credit Labopharm for the Defective Product(s), including, the verifiable costs of the API and Contramid® Powder, and any freight, shipping costs and duties incurred in the initial shipment of the Defective Product(s) to Labopharm.

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8.2.4	Confab shall dispose of Defective Product(s) and all other waste generated from the manufacture of Defective Product(s) at the expense of the Party whose position is not sustained by the testing organization or of Confab, in case Confab accepts Labopharm’s claim that the Product is a Defective Product and pursuant to all Applicable Laws.

8.3	Inspection by Regulatory Authorities – Confab shall promptly advise Labopharm of any proposed or unannounced visit or inspection of the Facility relating to the Product(s) by any Regulatory Authorities and will allow Labopharm or an Affiliate to be present when discussing the Product. If Labopharm or an Affiliate is not present during such a visit or inspection, Confab shall, within a reasonable delay, prepare and provide Labopharm with a summary report of any such visit or inspection. Confab shall also immediately provide Labopharm with copies of any letters, reports or other documents issued by any Regulatory Authorities relative to any such visit or inspection. Any corrective measures required by Regulatory Authorities to be undertaken at the Facility will be at Confab’s sole cost and expense.

Article 9 PRODUCT COMPLAINT & RECALL

9.1	Product Complaints. Confab shall maintain a record of all Product complaints it receives (each a “Product Complaint”) and undertakes to immediately notify Labopharm of same and cooperate with and provide Labopharm with all reasonable assistance in the handling of such Product Complaints by Labopharm.

9.2	Recalls. Confab shall promptly advise Labopharm in writing of any potential problems which might reasonably be expected to result in a recall, market withdrawal or field correction (a “Recall”). Labopharm shall have exclusive authority over the conduct of any Recall and Confab shall cooperate with Labopharm in conducting any Recall. If any Recall of the Product(s) is a result of any negligence or misconduct of Confab, then, and without any prejudice to any other right or recourse Labopharm may have under this Agreement, at law or in equity, Confab shall replace the recalled Product(s) with an equivalent quantity of such Product(s). All Product(s) that is (are) subject to any Recall shall be treated in accordance with the provisions of Section 8.2, which shall apply to such Product(s), mutatis mutandis.

Article 10 AUDIT & RECORDS

10.1	Audit. Confab or its auditors shall have the right, upon reasonable advance notice and during regular business hours, to inspect and audit Labopharm’s books,

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records, and supporting documents with respect to the actual verifiable cost of the API and Contramid® Powder as per Sections 3.9 and 3.10 and with respect to the guaranteed manufacturing ratio as per Section 6.1 of this Agreement. Labopharm shall keep complete, accurate and detailed original records pertaining to the performance of its obligations hereunder. Records shall be maintained for the longer of (i) any period required under any Applicable Laws; or (ii) a period of seven (7) years after expiry of the shelf life of the Product(s).

10.2	Records – Both Parties shall keep complete, accurate and detailed original records pertaining to the performance of its obligations hereunder, including, but not limiting to, quality assurance. Records shall be maintained for the longer of (i) any period required under any Applicable Laws; or (ii) a period of seven (7) years after expiry of the shelf life of the Product(s). Either Party shall make available to the other Party such records without unreasonable delay to the extent reasonably requested and required by said other Party to comply with its regulatory and other legal and business requirements.

Article 11 CONFIDENTIALITY

11.1	Definition. In this Agreement, “Confidential Information” means any and all proprietary, scientific, technical, financial, business or other type of information, including, the terms of this Agreement, that is or has already been disclosed by or on behalf of a Party or of any of its Affiliates (the “Disclosing Party”) to the other Party (the “Receiving Party”) or to any of the other Party’s Affiliates pursuant to this Agreement, whether such information is or has been conveyed verbally, visually or in written or electronic or other tangible form, and whether such information is acquired directly or indirectly, including, but not limited to all technology, data, document, manual, report, method, specifications, composition, formulation, know-how, trade secrets, concepts, ideas, and all internal reports, materials and other documents containing, based on or regarding any of the foregoing.

11.2

Confidentiality. Each of the Parties shall hold in confidence any and all Confidential Information disclosed to it by or on behalf of the Disclosing Party before and during the Term of this Agreement and shall not use such Confidential Information except in accordance with the terms of this Agreement. No Party shall, without the express written consent of the Disclosing Party, disclose to any third party (except to Regulatory Authorities to obtain and maintain mandatory authorizations for the Product(s) or subject to Section 11.4, other disclosures required by law) or use for its own purposes any Confidential Information of the other Party. The provisions of this Article 11 shall survive the termination of the Agreement for a period of ten (10)

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years. Notwithstanding the foregoing, the Receiving Party shall be entitled to disclose any Confidential Information to its Affiliates, directors, officers, employees, consultants and other representatives, who need to know the Confidential Information for the proper performance of this Agreement; provided that the Receiving Party shall impose at least the same confidentiality obligations on each such directors, officers, employees, consultants and other representatives as is imposed upon the Parties under this Agreement and provided that they are bound to the Receiving Party or its Affiliates by confidentiality obligations at least as stringent as those set forth herein.

11.3	Exceptions. The obligation of confidentiality, non-use and non-disclosure herein shall not apply to any data or information disclosed by one Party to another which:

11.3.1	at the time of the disclosure or thereafter is or becomes part of the public domain by publication or otherwise through no fault of the Receiving Party or any of its Affiliates or their respective directors, officers, employees, consultants or other representatives;

11.3.2	is disclosed to the Receiving Party by a third party, other than an Affiliate of the Disclosing Party, having the legal right to make such disclosure; or

11.3.3	is known to the Receiving Party as of the Effective Date as established by contemporaneous documentary evidence, and has not been disclosed by the Disclosing Party, any of its Affiliates or any of their respective directors, officers, employees, consultants or other representatives.

11.4	Disclosure by law or court order. The Receiving Party shall be entitled to disclose Confidential Information to the extent required by applicable law or court order. In such case, the Receiving Party shall, to the extent possible, provide the Disclosing Party with written notice that Confidential Information is proposed to be disclosed sufficiently in advance of the proposed disclosure so as to provide the Disclosing Party with reasonable opportunity to seek to prevent the disclosure of, or to obtain a protective order for the Confidential Information. If such protective order or other remedy is not obtained, or if the Disclosing Party waives compliance with the provisions of this Agreement, the Receiving Party will provide only that portion of the Confidential Information which is legally required.

11.5	Unauthorized Use. In the event that a Party becomes aware or has knowledge of any unauthorized use or disclosure of any Confidential Information of the other Party, it shall promptly notify the other Party of such unauthorized use or disclosure and, thereafter, it shall take all reasonable steps to assist the other Party in attempting to minimize any potential or actual damages or losses resulting from such unauthorized disclosure.

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11.6	Return of Information. Upon termination of this Agreement, the Receiving Party shall promptly return all of the Disclosing Party’s Confidential Information, including all reproductions and copies thereof and shall immediately delete all references thereto stored electronically, save to the extent necessary to comply with cGMPs.

11.7	Publicity – Subject to Section 20.10, Confab shall not make any announcement or other public disclosure of the execution of this Agreement, of any of the transactions contemplated by this Agreement or any of the terms thereof or otherwise use the name of Labopharm or any of its Affiliates for any commercial purpose without the prior written consent of Labopharm, which consent may be withheld at Labopharm’s sole and entire discretion.

Article 12 INTELLECTUAL PROPERTY

12.1	Ownership Rights. Each Party agrees that it shall not claim to have any rights, title or ownership in the Confidential Information of the other Party or any discoveries or inventions or improvements based on or derived from the Confidential Information, and that rights, title and ownership in such Confidential Information of the other Party or any discoveries or inventions or improvements based on or derived from said Confidential Information shall, as between the Parties, rest in the other Party. Without limiting the generality of the foregoing, Confab acknowledged that the Labopharm Technology and all Intellectual Property Rights related thereto shall remain the sole property of Labopharm and/or its Affiliates and/or its (their) licensors as the case may be and it shall form part of Labopharm’s Confidential Information. Confab agrees to promptly disclose to Labopharm any discoveries, or inventions or improvements based on or derived from Labopharm’s Confidential Information. Confab agrees to assign (and does hereby assign) to Labopharm, the sole and exclusive ownership in all such discoveries, inventions and improvements, to obtain from any of its employees and any person acting on its behalf in the performance of this Agreement any such assignment and to sign all documents and do all things required to give effect thereto.

12.2	License – Subject to the terms and conditions of this Agreement, Labopharm hereby grants Confab a non-exclusive, non-transferable license to use the Specifications and Formulations to manufacture the Product(s), except for nonproprietary materials and specifications, exclusively for the purpose of supplying Product(s) to Labopharm pursuant to the provisions hereof. This license shall, ipso facto, terminate upon the expiration or earlier termination of this Agreement. Confab shall not use the Labopharm Technology nor the Intellectual Property Rights in any manner whatsoever except as expressly provided herein.

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12.3	No Trade Mark Rights. Except as otherwise specifically provided for herein, no right, express or implied, is granted hereby to a Party to use in any manner the name or any other trade name or trade mark of the other Party.

Article 13 INSURANCE

13.1	Each Party will maintain during the Term and for a period of three (3) years after its termination, at its own expense, customary, reasonable and adequate insurance coverage on its activities under this Agreement. Such insurance will be maintained with one or more reputable insurance carriers, and will include, without limitation, product liability insurance, comprehensive general liability insurance for claims for damages arising from bodily injury (including death) and third party property damages (REDACTED) . Confab shall also maintain valid commercial property insurance (including equipment, boiler and machinery coverage) and business interruption insurance, (REDACTED) . Each party shall cause the other Party to be named as a loss payee under its product liability and comprehensive general liability insurance policy. In addition, such insurance will provide that the insurer will endeavour to notify each Party at least thirty (30) calendar days in advance of any cancellation or modification of such insurance coverage. Upon a Party’s written request, the other Party will promptly provide it with a certificate from the insurer(s) evidencing such insurance coverage.

Article 14 REPRESENTATIONS & WARRANTIES

14.1	Confab’s Representations and Warranties. Confab represents and warrants to Labopharm and acknowledges that Labopharm is relying on such representations and warranties to enter into this Agreement that:

(a)	it is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated;

(b)	it has all necessary corporate power, authority and capacity and is properly authorized to enter into this Agreement and to perform its obligations

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hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by it, its directors and shareholders and the Agreement is a legal and binding obligation of Confab, enforceable against Confab by Labopharm in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)	Confab has the competencies, experience, capacity, expertise and human and financial resources required to ensure the performance of this Agreement and will endeavour to only use employees and approved subcontractors who are adequately trained, qualified, and experienced to perform its obligations under this Agreement;

(d)	it shall ensure the requisite manufacturing and packaging capacity to provide the Services pursuant to the terms of this Agreement;

(e)	the execution and performance of Confab’s obligations hereunder do not and will not conflict with any obligation it may have to any third party;

(f)	to the best of Confab’s knowledge, as of the Effective Date, there is no claim, suit, proceeding, or other investigation pending, or to the actual knowledge of Confab, overtly threatened against Confab which is likely to prevent or materially interfere with Confab’s performance under this Agreement or materially adversely affect the rights and interests of Labopharm hereunder;

(g)	Confab is not debarred and will not use in any capacity the services of any person debarred under Subsection 306(a) or (b) of the U.S. Generic Drug Enforcement Act of 1992 or under 42 U.S.C. Section 1320-7, or any comparable Canadian legislation, or sanctioned by, excluded or otherwise prohibited from being an employee, supplier, manufacturer or packager in connection with any federal health care program in Canada or the USA, including Medicare and Medicaid or in any USA or Canadian medication federal procurement or medication non-procurement programs;

(h)	The Product(s) delivered to Labopharm, its Affiliates, agents, partners, subcontractors, sub-distributors or the like under this Agreement shall meet the applicable Specifications, Quality Agreement and arrangements for shipping in accordance with the Shipping Instructions and will be free of defects in workmanship and materials;

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(i)	Confab will obtain and maintain all applicable valid licences, certifications or authorizations to provide the Services and manufacture and package the Product(s) at the Facility as contemplated in Section 7.2; and

(j)	Confab is not obliged to make any filing with, give any notice to or obtain any license, certification or authorization of any Regulatory Authority(ies) as a condition of the lawful consummation of this Agreement other than as expressly provided for herein in connection with the Product(s).

14.2	Limited Warranties. Subject to Applicable Laws, the foregoing warranties are limited and are in lieu of any other warranty. Except as set forth above, Confab makes no warranty or representation, expressed or implied, with respect to the Product(s), whether as to merchantability, quality or fitness for a particular purpose or otherwise.

14.3	Labopharm’s Representations and Warranties. Labopharm represents and warrants to Confab and acknowledges that Confab is relying on such representations and warranties to enter into this Agreement, that:

(a)	it is a corporation duly organized and validly existing under the laws of the jurisdiction in which it is incorporated;

(b)	it has all necessary corporate power, authority and capacity and is properly authorized and licensed to enter into this Agreement and to perform its obligations hereunder. Labopharm has the full right, power and authority to grant the rights granted to Confab hereunder. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby have been duly authorized by it, its board of directors and shareholders;

(c)	it shall provide all information necessary for Confab to manufacture, package and ship the Product(s) in accordance with the applicable Specifications and Shipping Instructions (as applicable) and shall make its employees available to respond to questions concerning such information at no charge to Confab;

(d)	it shall sell or cause the Product(s) to be sold under trade names or trademarks that are the exclusive property of Labopharm or that it can lawfully use, and accepts that Confab shall have no responsibility with respect to the use of the said trade names or trademarks;

(e)	to the best of its knowledge, as of the Effective Date, there is no claim,

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suit, proceeding, or other investigation pending, or to the actual knowledge of Labopharm, overtly threatened against Labopharm which is likely to prevent or materially interfere with Labopharm’s performance under this Agreement or materially adversely affect the rights and interests of Confab hereunder.

Article 15 INDEMNIFICATION

15.1	Indemnity in Favour of Confab. Labopharm shall defend, indemnify and hold Confab, its Affiliates, and their respective officers, directors, employees, agents, representatives and shareholders, harmless from and against any third party claim resulting from:

15.1.1	a negligent act or omission or wilful misconduct by Labopharm, its employees, agents or contractors in connection with the subject matter of this Agreement;

15.1.2	the infringement by Labopharm and/or Confab of the intellectual property rights of any third party as a result of the use of the Labopharm Technology and the related Intellectual Property Rights in accordance with the provisions hereof;

15.1.3	the breach by Labopharm of any of the terms, obligations, representations and warranties of this Agreement,

15.1.4

any and all Product(s) claim to the extent such claim (i) is caused by deficiencies of the Specifications themselves, the safety,efficacy or marketability of the Product(s) or any distribution thereof, or (ii) results from a defect in the API or Contramid® Powder supplied by Labopharm;

provided that Labopharm shall not be liable hereunder if any such liability arises out of, results from or involves (i) the breach or misstatement by Confab of its obligations, representations or warranties under this Agreement, or (ii) the fault, negligence, omission or wilful misconduct of Confab or its Affiliates, or their respective directors, shareholders, officers, employees, agents, representatives or subcontractors.

15.2	Indemnity in Favour of Labopharm. Confab shall defend, indemnify and hold Labopharm, its Affiliates, and their respective officers, directors, employees, agents, representatives and shareholders, harmless from and against any third party claim resulting from:

15.2.1	a negligent act or omission or wilful misconduct by Confab in connection with the subject matter of this Agreement;

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15.2.2	any defect in the manufacture, packaging or supply of the Product(s); or

15.2.3	the breach by Confab of any of the terms of this Agreement,

provided that Confab shall not be liable hereunder if any any such liability arises out of, results from or involves (i) the breach or misstatement by Labopharm of its obligations, representations or warranties under this Agreement, or (ii) the fault, negligence omission or wilful misconduct of Labopharm or its Affiliates, or their respective directors, shareholders, officers, employees, agents or representatives.

15.3	Indemnification Procedures. A Party (the “Indemnitee”) which intends to claim indemnification under this Article 15 shall promptly notify the other Party (the “Indemnitor”) in writing of the liability with respect to which the claim of indemnification relates. The Indemnitee shall permit, and shall cause its employees and agents to permit, the Indemnitor, at its discretion, to settle any such liability, the defence and settlement of which shall be under the complete control of the Indemnitor; provided, however, that such settlement shall not adversely affect the Indemnitee’s rights hereunder or impose any obligations on the Indemnitee in addition to those set forth herein in order for it to exercise those rights. No such liability shall be settled without the prior written consent of the Indemnitee, and the Indemnitee shall not be responsible for any legal fees or other costs incurred other than as provided herein. The Indemnitee, its employees and agents shall co-operate fully with the Indemnitor and its legal representatives in the investigation and defence of any liability covered by this indemnification. The Indemnitee shall have the right, but not the obligation, to be represented by counsel of its own selection and at its own expense.

15.4	Limitation of Liability.

15.4.1

API and Contramid® Powder. Confab shall act as Labopharm’s depositary for the API and Contramid® Powder. As such, Confab shall be liable for any loss or damage to the API and Contramid® Powder, provided that such loss or damage occurs while the API and the Contramid® Powder are in Confab’s possession at the Facility or under Confab’s control. Any liability that results from the loss or damage to the API and Contramid® Powder as aforesaid shall be limited to the verifiable cost of the API and Contramid® Powder.

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15.4.2	Quarantine. It is expressly agreed that whenever Labopharm will require Confab to ship Bulk Product to Labopharm or Labopharm’s designee under quarantine as per Section 3.12, Confab’s total liability for such Product(s) shall be limited to bulk Product Specifications and Confab shall not be held liable for the value or any defects attributable to any additional packaging, testing, shipping or any other activity performed by Labopharm, its Affiliates, agents, subcontractors and distributors of such Product(s).

15.4.3	Consequential Damages. Notwithstanding the terms of this Agreement which may state otherwise, no Party shall be liable to the other Party for the loss of profits or indirect, special or consequential damages. No Party shall hold the other(s) liable for punitive or exemplary damages.

15.4.4	Limitation of Confab’s liability. Except for gross negligence or wilful misconduct, Confab’s maximum liability under this Agreement in any Contract Year for any reason whatsoever (other than as follows) or resulting from a breach of its representations, warranties or other obligations under this Agreement shall not exceed (REDACTED) in the aggregate, except if said liability results from Confab’s errors and omissions, in which case Confab’s maximum liability under this Agreement shall not exceed (REDACTED) in the aggregate.

Article 16 TERM AND TERMINATION

16.1	Term. The Term of this Agreement shall commence as and from the date of the first Firm Purchase Order and shall continue for a period of three (3) years, (the “Initial Term”), unless earlier terminated in accordance with this Agreement, and shall automatically renew for successive periods of one (1) year unless either Party gives written notice to the other Party of its intention to terminate this Agreement at least six (6) months prior to the end of the then current term (the “Initial Term” and any renewals shall for the purposes hereof be referred to as the “Term”).

16.2	Termination for Cause.

a)

Material Breach: Either Party may terminate this Agreement (without prejudice to any other remedies available to it by law or in equity) by written notice to the other Party if the other Party defaults in a material respect in the

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performance or observance of any of its obligations under this Agreement and such default continues, unremedied, for a period of thirty (30) business days following written notice of such default to the defaulting Party setting forth in reasonable detail the nature of such default. Any right to terminate arising under this Section 16.2 (a) shall be stayed if, during the relevant cure period, the Party alleged to have been in default has initiated, and is diligently and in good faith proceeding to cure such default within a commercially reasonable period of time.

b)	Insolvency/Bankruptcy. Any of the Parties may terminate this Agreement (without prejudice to any other remedies available to it by law) by written notice to the concerned Party if a Party makes an assignment for the benefit of its creditors, is adjudged bankrupt, becomes insolvent, ceases or threatens to cease to carry on business, files or consents to the filing of a petition in bankruptcy, seeks to take advantage of any legislation relating to insolvency, arrangement or relief of debtors, winds-up or liquidates, or if any receiver, trustee, liquidator or similar official is appointed to such other Party or any of its property.

c)	Judgment. Any one of the Parties may terminate this Agreement (without prejudice to any other remedies available to it by law or in equity) in the event that any service or process of execution or judgment is enforced or levied upon any one of the Parties’ property, rights or assets and remains unsatisfied for a period of thirty (30) days or is not discharged within said delay, provided that such service or process of execution or judgment is not in good faith disputed by one of the Parties and in that event, provided further than non-payment thereof shall not, in the sole opinion of the Party seeking termination, jeopardize or impair the other Parties’ performance of their obligations hereunder.

16.3	Consequences of Termination.

In the event of early termination of this Agreement for any reason whatsoever, then:

16.3.1	Confab shall immediately cease to manufacture Product(s) and the license granted under Section 12.2 shall immediately become null and void, it shall deliver all Product(s) manufactured until then to Labopharm and upon delivery thereof, shall invoice Labopharm for the costs of Raw Materials, Packaging Components, including those used in work-in-progress, ordered in accordance with Section 3.11 and for Product(s) delivered up to the date of termination, it being understood that any unused Raw Materials and Packaging Components shall be returned to Labopharm promptly;

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16.3.2	following termination of this Agreement for any reason, other than default or insolvency of Labopharm, Confab shall, at Labopharm’s request, fill all Purchase Orders submitted by Labopharm before the termination date regardless of whether the Product(s) are to be delivered after the termination of this Agreement;

16.3.3	all Confidential Information (including all copies thereof) and all complete and partial originals and copies of documents, computer disks and any other material containing Confidential Information of the Parties shall be properly returned to the Disclosing Party by the Receiving Party or, at the Disclosing Party’s request, destroyed, with such destruction certified in writing by the Receiving Party to the Disclosing Party;

16.3.4	subject to Section 16.3.5 only, the defaulting Party shall not be entitled to claim any indemnity, anticipated profits, reimbursement or compensation for alleged damages, and the other Party shall not have any liability for damages of any nature whatsoever which might result from said termination or natural expiration of the Agreement; and

16.3.5	any terms or conditions of this Agreement which by their nature extend beyond the Term, termination or expiry of this Agreement shall survive the termination or expiry of same, including, without limitation, any obligation to pay any sum due, Article 4 (Purchase Price & Payment Terms), Article 8 (Quality Assurance and Inspection), Article 9 (Product Complaints & Product Recalls), Article 11 (Confidentiality), Article 13 (Insurance), Article 14 (Representations and Warranties), Article 15 (Indemnification) and Article 20 (Miscellaneous). Termination or expiration of this Agreement shall not affect the respective rights and obligations of the Parties accrued during the Term of this Agreement. The termination of this Agreement by either Party shall not affect the rights of the terminating Party to seek redress under this Agreement or under Applicable Laws.

Article 17 DISPUTE RESOLUTION

17.1	Good faith discussions. Any dispute, controversy or claim arising out of or in connection with this Agreement, including any question regarding its negotiation, existence, validity, breach, or termination, shall be first submitted to the senior management of the Parties for resolution. Should senior management be unable to resolve such matter within fifteen (15) days of submission, the matter shall be escalated to the CEOs of each Party. Should the CEOs be unable to resolve the matter in a further thirty (30) days, the matter shall be settled by arbitration in accordance with the Arbitration Rules of the ADR Institute of Canada. The seat and place of the arbitration shall be Montreal, Quebec. The decision of the arbitrator shall be final and binding on all Parties.

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17.2	Notice of arbitration. Prior to submitting a matter to arbitration, the Party seeking arbitration shall provide a notice of not less than ten (10) days to the other Parties. During this ten (10) days delay, the Parties shall endeavour to jointly appoint a single arbitrator. Upon the expiration of the ten (10) days delay, if the Parties have failed to appoint a single arbitrator, they shall proceed as outlined below.

17.3	Procedure. The Party seeking the arbitration shall refer the matter to a judge of the Superior Court of Quebec who shall make the appointment. Such decision shall be final and binding. The proceedings shall be conducted in an expeditious manner.

17.4	Expenses. The arbitration expenses of each Party, including legal and accounting fees, shall be borne by each Party, unless otherwise indicated by the arbitrator. The arbitrator shall designate the Party who shall bear all expenses of the arbitrator or the respective amounts of such expenses to be borne by each Party.

17.5	Provisional Measures. Notwithstanding the foregoing, the Parties expressly provide that a judge or a court may grant provisional measures before (or during, if necessary) the arbitration proceedings on the motion of one of the Parties, and that the arbitrator may grant provisional measures during the arbitration proceedings.

Article 18 ASSIGNMENT & SUB-CONTRACTORS

18.1	Confab may not assign, transfer or subcontract its obligations under the Agreement, in whole or in part, without the prior written consent of Labopharm, which consent cannot be unreasonably withheld. Should any of the obligations be so assigned, transferred or subcontracted, Confab hereby covenants that it shall be at its sole cost and expense and under its sole control and responsibility. Any such permitted assignment, transfer or sub-contracting shall not in any way relieve Confab from any of its obligations under the terms of this Agreement and Confab shall remain solely liable for any and all obligations assigned, transferred or subcontracted hereunder. Should Labopharm assign or transfer its obligations under this Agreement, Labopharm agrees to pay for any outstanding invoices for Product delivered hereunder. Nonetheless, Labopharm hereby agrees to remain responsible for any outstanding POs issued prior to the assignment or transfer.

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Article 19 FORCE MAJEURE

19.1	Non-Default. A Party shall be deemed not to be in default with respect to non- performance of any of its obligations under this Agreement, if and so long as such non-performance is due in whole or in some material way to an event of Force Majeure and that Party has used its commercially reasonable efforts to remove the event of Force Majeure and to perform its obligations under the Agreement. If an event of Force Majeure occurs, the Party affected shall promptly notify the other Party of the occurrence of the event, its extent and probable duration and will use its best endeavours to overcome the difficulties created thereby and to resume performance of its obligations as soon as practicable. Force Majeure shall excuse the affected Party’s performance until the Force Majeure has ceased and for a reasonable period of time thereafter, to allow the affected Party to restore itself to the position it was in with respect to the future ordering, manufacturing or packaging of Product immediately prior to Force Majeure. Within thirty (30) days of notification by Confab that it is able to resume the necessary supply of Product(s), Labopharm shall resume obtaining its requirements of Product(s) from Confab pursuant to the terms of this Agreement. A Party shall suffer no penalty nor incur any liability for its inability to perform hereunder by reason of Force Majeure. As it may apply to Labopharm, a Force Majeure event shall never (i) be used or interpreted so as to prevent or delay the due payment of any sums then owing to Confab nor (ii) to cancel or reduce a Purchase Order already transmitted to Confab.

19.2	Termination. If a Party’s failure to perform any of its obligations due to a Force Majeure continues for more than ninety (90) days, unless within such period the non- performing Party has begun to substantially remedy its inability to perform, and will be in a position to fully resume its performance obligations within a further thirty (30) days thereafter, the other Party may, if itself not in default under the Agreement, terminate this Agreement by providing written notice to the non-performing Party. In the event of such termination, both Parties’ respective rights and obligations under this Agreement shall terminate except for any amounts previously due and owing by one Party to the other and except for any other obligations which this Agreement expressly provides shall survive termination, or which should, by their nature, so survive.

Article 20 MISCELLANEOUS

20.1	No Exclusivity. Save and except for the guaranteed manufacturing ratio, nothing contained herein shall limit Labopharm’s right to retain the services of another supplier for the manufacture, packaging and supply of the Product(s) or to enter into agreements under which any person other than Confab will manufacture, package and supply the Product(s) to Labopharm.

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20.2	Relationship of the Parties. The relationship between Confab and Labopharm created pursuant to this Agreement is intended to be and shall be solely that of independent contractors. Neither Party, nor its employees, agents or representatives shall under any circumstances be considered employees, agents, partners, joint venturers or representatives of the other Party. Neither Party, nor its employees, agents or representatives shall act or attempt to act, or represent themselves, directly or by implication, as an employee, agent, joint venturer, partner or representative of the other Party or in any manner assume or create, or attempt to assume or create, any obligation or liability of any kind, express or implied, on behalf of or in the name of the other Party. No person other than Confab or Labopharm may rely on or enforce any provision of this Agreement.

20.3	Indivisibility and Severability. All of the obligations stipulated to be executed by Labopharm in this Agreement are indivisible and several obligations of Labopharm Inc. and Labopharm Europe Limited. Confab shall be allowed to manage this Agreement and deal exclusively with Labopharm Inc. for all intents and purposes of this Agreement as though Labopharm Inc. and Labopharm Europe Ltd. Are one and the same legal person.

20.4	Further Assurances. Each Party will at any time and from time to time, upon the request of one of the Parties, execute and deliver such further documents and do such further acts and things as the other Parties may reasonably request to evidence, carry out and give full effect to the terms, conditions, intent and meaning of this Agreement.

20.5	Notices. Any notice or other communication made under this Agreement shall be in writing and shall be properly given: (i) when delivered if sent by personal delivery; (ii) two (2) days after transmission if sent by facsimile with confirmation of transmission; or (iii) the day following reception if sent by registered mail return receipt requested, addressed:

For Legal Notices:

    if to Confab, at:

    Confab Laboratories Inc.

    4355 Sir Wilfrid Laurier Blvd.

    Saint-Hubert (Quebec) J3Y 3X3

    Attention: General Counsel, Legal Department

    Fax: (450) 443-4466

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    if to Labopharm Inc., at:

    Labopharm Inc.

    480, boulevard Armand-Frappier

    Laval (Québec) H7V 4B4

    Attention: General Counsel, Legal Department

    Fax: (450) 686-9141

    and to Labopharm Europe Limited at:

    Labopharm Europe Limited

    5, The Seapoint Building,

    44 Clontarf Road,

    Dublin 3,

    Ireland

    Attention: Managing Director

    Fax: +353 1 854 0144

For Purchase Orders:

    If to Confab, at:

    Confab Laboratories Inc.

    4355 Sir Wilfrid Laurier Blvd.

    Saint-Hubert (Quebec) J3Y 3X3

    Attention: Account Manager

    Fax: 450-443-4466

    if to Labopharm Inc., at:

    Labopharm Inc.

    480, boulevard Armand-Frappier

    Laval (Québec) H7V 4B4

    Attention: Global Supply Department

    Fax: +450-687-5860

    and to Labopharm Europe Limited at:

    5, The Seapoint Building,

    44 Clontarf Road,

    Dublin 3,

    Ireland

    Attention: Logistics & Supply Department

    Fax: +353 1 854 0144

    Email: orderentry@labopharm.com

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A Party may change its address for notice by notifying the other Party at any time.

20.6	Entire Agreement, Waiver, Amendment. This Agreement supersedes any prior agreements between the Parties with respect to the Product(s), including, the Quality Agreement entered into between the Parties on March 26, 2009, as to the subject matter of the Agreement, whether oral or in writing, and together with any schedules, attachments and appendices, contains the entire understanding between the Parties as to the subject matter contained herein. No delay or failure on the part of a Party in exercising any rights under this Agreement shall affect any of such Party’s rights. This Agreement may not be modified or amended except in writing duly executed by all Parties.

20.7	Severability. Any provision of this Agreement that is held to be inoperative, unenforceable or invalid in any jurisdiction shall be inoperative, unenforceable or invalid in that jurisdiction without affecting any other provision hereof in that jurisdiction or the operation, enforceability or validity of that provision in any other jurisdiction, and to this end the provisions hereof are declared to be severable.

20.8	Enurement. This Agreement is binding on and enures to the benefit of each Party and their successors and permitted assigns. Labopharm may assign this Agreement to an Affiliate or a subsidiary or to a purchaser of all or substantially all of its assets or business related hereto.

20.9	Non Solicitation of employees. During the Term of this Agreement, neither Party may, directly or indirectly, recruit or solicit any employee of the other Party with whom such Party has come into contact or interacted for the purposes of performing this Agreement, without the prior consent of the other Party, except pursuant to general solicitations not targeted at such employees.

20.10

Public Announcements & Publications. Except as required by Applicable Laws (including disclosure requirements of the Securities and Exchange Commission (the “SEC”) or any other stock exchange), governmental regulation or by the requirements of any securities exchange on which the securities of a Party are listed, no Party to this Agreement will make, or cause to be made, any press release

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or public announcement in respect of this Agreement, including its existence, or the transaction contemplated herein or otherwise communicate with any news media without the prior written consent of the other Party. The Parties will cooperate to the extent practicable as to the timing and content of any such press release or public announcement. Notwithstanding the foregoing, the Parties hereby agree that Labopharm is authorized to prepare a press release announcing the execution of this Agreement, to be distributed to any media outlet. In the event that a Party is required to file or disclose the terms of this Agreement pursuant to the rules and regulations of the Canadian Securities Administrators (the “CSA”), the SEC and/or any like body in any relevant jurisdiction, such Party may file or disclose such Confidential Information to the extent it determines in its sole discretion that it is so required subject to (i) giving the other Party reasonable advance notice of at least two (2) Business Days to review and comment on such disclosure, and (ii) requesting appropriate confidential treatment from the CSA, the SEC and/or like body for such information.

20.11	Governing Laws. All matters affecting the interpretation, form, validity, construction and performance of this Agreement shall be decided in accordance with the laws of the Province of Quebec and the Federal laws of Canada applicable thereto.

20.12	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same Agreement.

20.13	Language. The Parties hereto have requested that this document and all its attachments be drafted in the English language. Les Parties ont exigé que ce document et les pièces jointes y afférant soient rédigés en anglais.

[This space is intentionally left blank. Signature page follows immediately]

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date, by their authorized officers, who by signing confirm their authority and intention to bind the Party they represent.

CONFAB LABORATORIES INC.	LABOPHARM INC.

Guy Lamarre	James R. Howard-Tripp
Chairman of the Board & C.E.O.	President & CEO

LABOPHARM EUROPE LIMITED	LABOPHARM INC.

Anthony Playle	Mark D’Spuza
Managing Director	Senior Vice President & CFO

APPROVED BY LEGAL DEPT.
AS TO FORM

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SCHEDULE A

PRODUCT PRICES

The price payable for the Product(s) for the U.S. shall be as per the tables below.

(REDACTED)

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The Parties hereby agree as to the following additional charges:

a)	Additional audits: Audits conducted in excess of those specified in the Quality Agreement, save and except For Cause Audits (as such term is defined in the Quality Agreement), shall be limited to two (2) consecutive business days and paid for by Labopharm

(REDACTED)

b)	Storage Surcharge:

(REDACTED)

c)	Stability Services: Any stability services required hereunder shall be negotiated and invoiced at a price to be mutually agreed upon by the Parties.

d)	Additional Services: Any additional services required under Section 2 of Schedule D shall be negotiated and invoiced at a price to be mutually agreed upon by the Parties.

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SCHEDULE B

PURCHASE ORDER FORM

(REDACTED)

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SCHEDULE C

QUALITY AGREEMENT

(REDACTED)

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SCHEDULE D

SERVICES

Confab hereby agrees and covenants to provide Labopharm with the services (collectively the “Services”) described below:

1)	The Manufacturing, packaging and supply of the Product(s) shall include, without limitation:

a)	the procurement of Raw Materials and Packaging Components;

b)	the inventory management and on time ordering of API and Contramid® Powder provided free of charge by Labopharm;

c)	the granulation of the Contramid® Powder;

d)	the manufacturing of Bulk Product(s);

e)	the packaging of Finished Product(s);

f)	the testing of Raw Materials, Packaging Components, API, Contramid® Powder and granulated Contramid®, process intermediates and Bulk Product for release purposes, in accordance with the Specifications;

g)	the release of Bulk Product(s) or Finished Product(s) and preparation for shipment according to the Shipping Instructions, which shall include a maximum wharehousing period of ten (10) business days after release of a Batch by Confab (exclusive of any delays in release by Labopharm caused by deviations or insufficient batch documentation);

h)	the preparation and maintenance of the manufacturing and packaging documentation, including, original documents of (i) the certificate of compliance or manufacture; (ii) the manufacturing batch record (including the certificate of analysis for the Bulk Product(s) and the Raw Materials); (iii) the packaging batch record (including the certificate of analysis of the Packaging Components); and (iv) deviation forms, if any.

i)	the printing of the Bulk Product(s);

j)	providing reasonable assistance required by Labopharm to obtain and maintain its MAs; and

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2)	Any other additional services than the Services, as may be reasonably required by Labopharm and agreed to by Confab from time to time, shall be negotiated and invoiced at a price to be mutually agreed upon by the Parties.

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SCHEDULE E

INVENTORY REPORT

The inventory report prepared by Confab for the purposes of Section 3.9 shall contain the following information:

(i) Quantity Received means the total quantity of API and Contramid® Powder that complies with the Raw Materials Specifications received at the Facility during the applicable month;

(ii) Quantity Dispensed means the total quantity of API and Contramid® Powder that complies with the Raw Materials Specifications dispensed at the Facility during the applicable month. The Quantity Dispensed is calculated by adding the Quantity Received to the inventory of API and Contramid® Powder held at the beginning of the applicable month, less the inventory of API and Contramid® Powder held at the end of the applicable month, . The Quantity Dispensed shall only include API and Contramid® Powder received and dispensed in connection with commercial manufacturing of Product(s) (including inventor write-offs) and, for greatrer certainty, shall not include any API and Contramid Powder received or dispensed in connection with technical transfer activities or development activities during the applicable period, including, without limitation, any regulatory, stability, testing, validation or test batches manufactured during the applicable month;

(iii) Quantity Converted means the total amount of API and Contramid® Powder contained in the Product(s) produced with the Quantity Dispensed, delivered by Confab, and (i) not rejected, recalled or returned as a result of a failure of Confab to provide the Services in accordance with the terms of this Agreement.

(iv) Quantity on Hand means the total amount of API and Contramid® Powder available for use at the end of each month.

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SCHEDULE F

VENDOR RATING PROGRAM

Labopharm will measure and track Confab’s performance based on the following criteria:

(REDACTED)

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(REDACTED)

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SCHEDULE G

YIELDS

The Parties hereby agree that the acceptable manufacturing yields shall be as follows:

(REDACTED)

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SCHEDULE H

GUARANTEED MANUFACTURING RATIO

(REDACTED)

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SCHEDULE I

SHIPPING INSTRUCTIONS

When shipping Bulk Product or Finished Product to Labopharm or Labopharm’s designee, Confab shall include the following documents along with the shipment:

•	Proforma invoice

•	Packing slip

•	Certificate of Compliance or Manufacture

•	Certificate of Analysis

•	MSDS

•	Customs documents (as required)

•	Permits (as required)

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